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Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: Severn Trent plc

*CURRENT ADDRESS: 2297 Coventry Rd.
Birmingham B26 3PU
UK

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

FILE NO. 82- 2819

FISCAL YEAR 3/31/03

** Complete for initial submissions only* ** *Please note name and address changes*

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DATE: 7/3/03

TRENT
ENVIRONMENTAL LEADERSHIP

The environment is our business


Biffa
Biffa
UN 2922
Biffa
UN 2922
Biffa
Biffa

Severn Trent Plc
Annual Report and Accounts 2002

Severn Trent Plc is a leading environmental services group providing water, waste and utility services. Our businesses include Severn Trent Water, Biffa and Severn Trent Services.

Our corporate vision is to be at the forefront of the environmental services industry. Our corporate values of environmental leadership, service and quality define our business culture and strategic direction.

We believe that business is part of the process of achieving a sustainable future for society as a whole.

Annual Review 2002
You can view and download a copy of the group's Annual Review and Summary Financial Statement on our website at www.severntrent.com/reports2002 or request a copy free of charge by contacting us using the details on the back cover of this report.

Financial highlights

Group turnover £m

Year	£m
02	1,794.3
01	1,681.6
00	1,566.6
99	1,364.3
98	1,251.3

Group profit before tax £m
before exceptional items

Year	£m
02	233.3
01	221.7
00	338.7
99	361.4
98	376.2

Earnings per share pence
before exceptional items and deferred tax

Year	pence
02	63.2
01	61.0
00	92.8
99	92.4
98	95.0

Dividends per share pence
excluding 1997/98 final dividend enhancement

Year	pence
02	45.90
01	45.00
00	45.00
99	43.00
98	39.76

	2002	2001	% change
Turnover (£m)	**1,794**	1,682	6.7
Profit before interest (pre goodwill and exceptionals) (£m)	**419**	400	4.6
Profit before interest (pre exceptionals) (£m)	**392**	383	2.5
Profit before interest (post exceptionals) (£m)	**375**	367	2.2
Profit before tax (pre exceptionals) (£m)	**233**	222	5.2
Profit before tax (post exceptionals) (£m)	**216**	206	4.9
Earnings per share (pre exceptionals and deferred tax) (p)	**63.2**	61.0	3.6
Earnings per share (post exceptionals and deferred tax) (p)	**45.9**	41.2	11.4
Gearing (%)	**105.1**	105.2	0.1
Final dividend (p)	**28.56**	28.00	2.0
Interim dividend (p)	**17.34**	17.00	2.0
Total equity dividends for the year (p)	**45.90**	45.00	2.0

Exceptional items in 2002, all arising in Severn Trent Systems, comprise the net cost of a £25.0 million charge to cover the anticipated total costs of completing loss making CIS-Open Vision contracts in the USA and an £8.0 million profit on disposal of Stoner Associates.

Exceptional items in 2001 comprised restructuring costs of £15.5 million in relation to the restructuring of Biffa Waste Services following the acquisition of UK Waste.

Severn Trent generates revenues of £1.8 billion and employs more than 14,000 people across the UK, US and Europe. We are increasingly focused on the industrial and commercial sectors to help business customers meet environmental objectives.

Turnover by business
% of group total in 2001/02



Water	1	**£899.9m**	**48%**
Waste	2	**£494.8m**	**26%**
Services	3	**£381.6m**	**20%**
Other	4	**£105.0m**	**6%**

Number of employees average
% of group total in 2001/02



Water	1	**4,662**	**32%**
Waste	2	**3,904**	**27%**
Services	3	**4,825**	**34%**
Other	4	**981**	**7%**

Financial highlights

Water

Severn Trent Water is the group's regulated water business. It provides water and sewerage services to more than three million households and businesses in England and Wales. In 2001, it was rated the UK's most admired water company in a survey by *Management Today*.

Turnover
£899.9 million

Profit before interest*
£334.1 million

Waste

Biffa is the largest single supplier of integrated waste services in the UK. Through its collection, landfill and special waste treatment activities, it collects, treats and disposes of municipal and industrial waste nationally.

Turnover
£494.8 million

Profit before interest*
£73.0 million

Services

Severn Trent Services supplies products and services associated with water, wastewater and contaminated land. These include analytical services, water purification solutions and operating services, including pipeline maintenance, for municipal and industrial customers.

Turnover
£381.6 million

Profit before interest*
£32.0 million

Systems

Severn Trent Systems supplies IT services and software solutions to utilities, particularly in the areas of customer management and work and asset management. It also develops systems and applications to give other Severn Trent companies a competitive advantage.

Turnover
£62.0 million

Property, Engineering consultancy and Insurance

Severn Trent Property develops facilities in the UK primarily for the distribution, retail and industrial sectors.

Charles Haswell and Partners is an engineering and project management consultancy working for clients in the UK and overseas.

Derwent Insurance, based in Guernsey, provides insurance cover to Severn Trent group companies.

Turnover
£43.0 million

*and before tax, goodwill amortisation and exceptional items

Performance highlights

The programme for reducing costs in Severn Trent Water has continued to make good progress. Since the beginning of AMP3, gross operating cost efficiencies were £47 million, offset by cost pressures amounting to £36 million. The £47 million of gross operating cost efficiencies is £11 million ahead of OFWAT's target.

Severn Trent Water also continued to deliver efficiencies against the £2 billion investment programme for the five-year period 2000/2001 to 2004/2005, resulting in around 7% savings against OFWAT's targets. In the year, £350 million was invested and significant customer benefits were delivered.

The integration of UK Waste with Biffa was completed ahead of schedule, achieving synergy savings in 2001/2002 estimated at approximately £16 million; this was ahead of the target run rate of £15 million per annum.

Biffa is the largest single supplier of integrated waste management services in the UK. Its position as an integrated supplier with collection, landfill and special waste capabilities offers a competitive advantage in the market place. Biffa has around 1,000 trucks and more than 60 depots throughout the UK and has 33 operational landfill sites handling around 7 million tonnes per annum.

Services' turnover increased by 8.9% to £381.6 million. The acquisition of Coventry-based City Analytical Services strengthened analytical services' leading position in the UK market. The water purification business is the market leader in the US in disinfection services.

Management was able to mitigate the effects of the difficult US market by initiating cost reductions, job cuts and announcing closures of some facilities. In Italy, a consortium led by Severn Trent Water International was awarded a 30-year contract to operate water and wastewater services at Terni, north of Rome.

The group continued the strategic repositioning of the overall business. As part of this realignment, Stoner Associates was sold generating an exceptional profit of £8.0 million and the UK operations were restructured to achieve better efficiencies and customer service.

Despite problems in the USA, the CIS-Open vision system has been successfully implemented in other locations, not least in the UK for Severn Trent Water.

Severn Trent Property sold some sites formerly occupied by Severn Trent Water. At Thorpe Park, Leeds, where Severn Trent Property is involved in a business park development totalling 1.8 million square feet, further office developments have been completed for Cable & Wireless and IBM.

Charles Haswell & Partners is an engineering design consultancy. After many years of predominantly working for Severn Trent Water, more than 50% of revenues now comes from external clients.

Market opportunities

Severn Trent Water is well placed to take advantage of plans to introduce a competitive market for 1,900 large industrial and commercial water users – a market worth £200 million.

The EU Landfill Directive will come into force in this financial year. More waste will be directed from landfill requiring more sorting, processing and recycling. We have the facilities to meet these new demands.

Our electronic non-moving parts water meter, with full read-out capability is on trial in 18 US locations. The need for analytical services in the UK contaminated land sector is growing rapidly as more building takes place on brownfield sites.

The work management business is consolidating its position as an integrated global business and is introducing new internet-based products.

We aim to use expertise developed over many years to compete for business from external customers as well as within Severn Trent.

Chairman's statement

The group's strategy is to increase shareholder value by establishing Severn Trent as the UK's leading integrated environmental services business... the environment is definitely our business.

2001/2002 was another year of achievement for the Severn Trent group, with growing recognition of our position as a leading environmental services business and a satisfactory results performance overall.

Severn Trent has a role as a corporate citizen, with opportunities to shape the environment and the lives of the communities where we operate, and as an employer, with significant responsibilities for the working environment we provide for our people.

Business performance

Our team at Severn Trent Water has continued to out-perform the regulatory targets for gross operating cost efficiencies, although there are mounting cost pressures (for example, climate change levy) not allowed for in the 1999 price determination. Despite another 1% real reduction in average prices charged to water customers from April 2001, Water's profit before interest and tax at £334.1 million was 1.1% above the prior year.

In our growth businesses, extremely capable management at Biffa, has driven synergy benefits in 2001/2002 of £16 million from the integration of UK Waste, commendably ahead of target.

Our Severn Trent Services team was held back by a clear weakening in the US economic environment in the second half of 2001/2002 but they took action early to meet the challenges posed. Our growth businesses increased profit before interest, tax, goodwill amortisation and exceptional items by 25.3% to £105.0 million.

Environmental leadership

In 2001/2002, a series of events emphasised our credentials as an environmental leader.

- We were named as the leading utility in the Dow Jones Sustainability World Index. The index rates companies' social and environmental activity alongside their economic performance.

- We remain the only water, waste water and solid waste company to have received an AAA rating from Innovest. The US institutional investment research firm commended our treatment of the environment as a source of competitive advantage.

- Since privatisation, Severn Trent Water has seen river quality improve by 47%, effluent quality improve by 71% and leakage fall by 30%. We have more than doubled investment and increased productivity by 40%.

- Once again, Severn Trent Water was classified by the Drinking Water Inspectorate as supplying water 'significantly above average' quality, with an overall compliance of more than 99.9%.

- Biffa also continued to achieve environmental landmarks. It is among Britain's significant producers of green energy from landfill gas. Under its waste contract on the Isle of Wight, Biffa is now delivering landfill diversion levels of more than 45% – well in excess of the Government's targets and a shop window for what potentially can be achieved nationwide. Biffa's landfill tax credit scheme provided £17 million for environmental and community projects.

- Our USA inaugural Environmental Leadership Alliance award was given to the City of Daytona Beach, Florida, for exemplary environmental and economic performance.

- Robert Walker, Severn Trent Group Chief Executive, was appointed Chairman of the Innovation and Growth team for the government's Environmental Goods and Services sector.

Group results

Group turnover was £1,794.3 million, up 6.7%, benefiting from a full year's contribution from the acquisition of UK Waste. This increase was mainly fuelled by our growth businesses, whose turnover rose 17.4% to £876.4 million. Turnover from water and sewerage increased by £12.7 million to £899.9 million.

Group profit before interest, tax, goodwill amortisation and exceptional items rose by 4.6% to £418.8 million. The water and sewerage business increased by 1.1% to £334.1 million. Our non-regulated businesses in total increased by 21.7% to £100.8 million.

After goodwill amortisation of £26.5 million (£17.4 million) and interest charges of £159.0 million (£161.1 million), group profit before tax and exceptional items was £233.3 million, an increase of 5.2%. Our non-regulated businesses provided 52.2% (50.6%) of group revenues and 18.2% (16.5%) of profit before interest, tax and exceptional items.

The Board has declared a final dividend of 28.56 pence per share (28.0 pence) to be paid on 1 October 2002. This gives a total dividend for the year of 45.9 pence per share (45.0 pence), a total year on year increase of 2%.

leaders in environmental services

My main thanks must go to our hard working and dedicated staff. I am proud that Severn Trent has a team of people who continually rise to the challenge and deliver.

Our management and staff
In 2001/2002, we welcomed two new additions to the Board. Alan Perelman, formerly Group Finance Director of Whitbread, took over the reins of Group Finance Director from Alan Costin. Alan Costin spent nine and a half years at Severn Trent and we thank him warmly for his contribution.

Marisa Cassoni, the Group Finance Director of Consignia, joined the Board as a non-executive director. Her experience of both regulation and finance will be valuable to Severn Trent and we are pleased to have her as a member of our Audit Committee and Treasury Committee.

Andrew Simon, our senior non-executive director, has decided to stand down after 15 years. Andrew joined Severn Trent before privatisation and was the senior independent non-executive director and Chairman of the Audit Committee. His huge experience and dedication will be greatly missed.

I am pleased to inform you that Martin Flower has agreed to take over the duties of the senior independent non-executive director, with Eric Anstee becoming Chairman of the Audit Committee.

My main thanks must go to our hard working and dedicated staff. These people are responsible for a vital part of modern society's needs. As usual they have coped with every unexpected challenge, be it freak weather, the foot-and-mouth outbreak or the severe disruption to US business caused by terrorism. I am proud that Severn Trent has a team of people who continually rise to the challenge and deliver.

Not only do these unsung heroes and heroines keep our business running, but many of them are actively involved in their communities. For instance, our US staff raised $126,000 for the victims of the World Trade Center disaster, while Severn Trent's support for WaterAid raised over £150,000 this year. Our annual community investment programme, focused on environmental education, the built environment, and the natural environment, now totals around £3.0 million, well over 1% of our pre-tax profits.

The future
The group's strategy is to increase shareholder value by establishing Severn Trent as the UK's leading integrated environmental services business and by building on Services, particularly its leadership position in the analytical services market in the USA and UK.

We will continue to focus on being a leading water company while building a substantial and successful integrated waste management business and developing our environmental services activities. The environment is definitely our business.



David Arculus Chairman



Our mission is to be a leading supplier of environmental products and services for the benefit of shareholders, customers, employees and the wider communities in which we live and work.

the environment is our business



I am pleased to report another year of progress throughout the group. This has been particularly encouraging in view of the difficult economic conditions the businesses faced in the UK and the US, our principal markets.

Our mission is to be a leading supplier of environmental products and services for the benefit of shareholders, customers, employees and the wider communities in which we live and work.

We aim to grow shareholder returns by establishing Severn Trent as the UK's leading supplier of environmental services – already Biffa is the UK's largest single supplier of integrated waste management services. In the US we are positioning Severn Trent Services as one of the leading environmental solutions providers in the large and growing US market.

The Chairman refers to Severn Trent's growing environmental reputation. We aim to build on this reputation by developing a more integrated approach across the group towards our business customers, providing them with a wider range of the group's services and helping them cope with the increasing demands of environmental compliance.

The UK market for environmental services is forecast to grow to £17.5 billion in 2005. Severn Trent is well-placed to take advantage of these market opportunities.

Water

Water and sewerage produced another strong result, with profit before interest and tax ahead by £3.6 million at £334.1 million.

Severn Trent Water continued to make good progress in controlling operating costs. With gross operating cost efficiencies of £47 million since the beginning of AMP3, we are over two-thirds of the way towards our original 2005 target for out-performance; and Severn Trent Water is now targeting further savings.

Severn Trent Water also continued to out-perform in delivering its £2 billion five-year capital investment programme, resulting in around 7% savings against OFWAT's targets. A total of £350 million was spent in the year maintaining and improving the region's water resources and sewerage systems.

A recent legal case (Marcic vs Thames Water) has the potential to require water and sewerage companies to spend very significant amounts to further protect their customers from sewer flooding. Clarification on this issue is awaited from OFWAT.

The UK market for environmental services is forecast to grow to £17.5 billion in 2005. Severn Trent is well-placed to take advantage of these market opportunities

Severn Trent Water has long argued that it is unacceptable for customers to suffer from sewer flooding.

I am encouraged that we seem to be achieving a broad consensus between government, regulators and companies around a number of key issues affecting the future of the water industry. On 3 May, Margaret Beckett, Secretary of State for the Department of the Environment, Food and Rural Affairs, said 'Let us make this clear – the UK water industry is a success story'. In particular, there appears to be broad agreement on the need for longer-term vision and planning for this vital industry.

Waste

In 2001/2002, Biffa's turnover grew 24.9% to £494.8 million, and profit before interest, tax, goodwill amortisation and exceptional items was ahead 59.7% at £73.0 million. All three divisions in the UK, collection, landfill and special waste contributed in almost equal measure to this excellent result. I'm also pleased to report better progress in the second half-year in Biffa Belgium, following the appointment of a new Managing Director.

Following the successful integration of UK Waste, acquired for some £367 million in September 2000, Biffa is now the UK's largest single supplier of integrated waste services. All our integration targets, set at the time of the acquisition, have been exceeded and Biffa is now well positioned to take advantage of the growth opportunity in the UK waste sector. This opportunity comes from changes in waste legislation and regulations, that require more environmentally sensible means of disposal than landfill.

With around 1,000 trucks on the road, Biffa is now the lowest cost waste collection operator in the UK. It is also one of the UK's leading landfill businesses and manages 74 million cubic metres of operational void space. Special waste treatment is handled out of three locations, and Biffa now has interests in 75MW of electricity generation in the UK from its landfill sites, including those leased to third parties.

Services

Services grew turnover by 8.9% to £381.6 million in 2001/2002, although profit before interest, tax and goodwill amortisation was down by 16% at £32.0 million, principally the result of a difficult economic environment in the US – over 85% of Services' turnover comes from the US. A number of steps were taken to improve efficiencies and lower the cost-base, closing down two of our environmental testing laboratories and rationalising production locations in our purification equipment division. These cost initiatives, together with a shift towards lower margin products and services during the year also contributed to the lower trading result.

However, I'm pleased to report that analytical services consolidated its position as the leading supplier of environmental testing services in both the US and the UK and our operating services division continued to make progress in winning new contracts and improving margins. The purification division also broadened its range of products and services through some innovative new partnerships and has launched a wide range of new products during the year.

Our people

I would like to add my personal thanks to those of the Chairman, for the hard work and dedication shown by all our staff during the past year. Economic situations in both the UK and US have not been easy, and I'm grateful for the energy and enterprise shown by all our employees.

Outlook

Overall, the group is likely to experience a challenging year in 2002/2003. While we remain confident in Severn Trent Water's ability to outperform its regulatory targets for gross operating cost efficiencies, 2002/2003 will see continuing offsetting cost pressures and broadly unchanged prices. Biffa and Services, with their lowered costs bases, have leading positions in their key markets and their progress will depend on the speed and timing of economic recovery in the UK and the US.



Robert Walker Group Chief Executive

Breakdown of the UK environmental services market
by size %


6
1
4
3
2

	Type of service		Severn Trent's capability
1	Waste and recycling	56%	Biffa
2	Industrial water treatment	7%	Capital Controls UK
3	Energy services	5%	–
4	Legal and other	5%	–
5	Consultancy	13%	Haswell
6	Testing	5%	Severn Trent Laboratories
7	Competable water services	9%	Severn Trent Water

Environmental leadership

Every business needs ideals above those of simply making money. And no business can operate in isolation from society. Our role centres on the delivery of environmental services. A vibrant and healthy environment is fundamental to the well-being of society.




Biffa
0800 601 60
www.biffa.co.uk





1 Services has a leading position in the analytical services market in the US and the UK with more than 30 laboratories.

2 Biffa is the leading single supplier of integrated waste management services in the UK. It operates around 1,000 trucks, has 33 operational landfill sites and handles around seven million tonnes of waste each year.

3 Strong IT systems are at the heart of Biffa's success. One initiative is the development of an in-cab communication system improving productivity, efficiency and customer services. In 2001/2002 the system was successfully piloted in Birmingham.

4 Severn Trent Water clinched the first of up to 35 supply deals with Northern Foods – outside its usual operational area. The deal will save 10% on the annual water and trade effluent bill at the Northern Foods Bowyers site in Trowbridge, Wiltshire.

5 Naturally occurring arsenic entering water supplies affects countries around the world. Severn Trent Water, Severn Trent Services and Bayer AG have successfully completed trials of a new system for removing arsenic.

6 Severn Trent Water is working with Coors Brewers Limited towards an Integrated Pollution Prevention and Control permit. The partnership has already increased environmental compliance and reduced the environmental impact of Coors' operations.

Research and development

To consolidate our leading position in the environmental services market we invested £5.2 million in research and development during 2001/2002. Projects included an investigation into landfill operation and management issues with leading universities. We also continued to develop improvements in analytical techniques.


5


6

Meeting customer needs
Severn Trent is a leader in the environmental services market. An example of this is Severn Trent Water's Water Guardian certification scheme, which sets new standards in the quality and safety of water and is supported by Marks and Spencer. The scheme was designed for the food industry but is now being used by some local authorities.

Providing integrated services
To reduce costs and simplify waste disposal and recycling, large companies are increasingly seeking a single national partner to deal with all their waste management issues. Biffa is benefiting from this trend because of its improved national reach, following the acquisition of UK Waste, and its ability to deal with many different waste streams.

Building long-term relationships
Severn Trent Water is growing its range of non-regulated products for domestic and small business customers. In 2001/2002, it added fixed charge internet access to its portfolio. It has also launched Severn Trent Utility Services to take its expertise in asset management, customer service and change management to new customers outside the water industry.

Providing integrated solutions

Our customers can concentrate on their business goals while we enable them to comply with environmental regulation. By providing them with an integrated service we help them reduce risk, control costs and enhance their reputation.



1



2

Providing specialist expertise
As a major company, our responsibilities extend beyond our shareholders. We aim to manage our business in the ethical manner outlined in our Code of Business Principles and Conduct. In this way, we can sustain business success while meeting the aspirations of customers, partners, employees and the communities we serve. The code can be seen at *www.severntrent.com.*

Businesses and the environment
Severn Trent is well placed to take advantage of the rapid growth in the environmental services market. Globally, this sector is expected to grow from $515 billion to $688 billion by 2010. This market growth is being driven by a flood of new legislation, such as the EU Landfill Directive which comes into force this year.

Stakeholder demands and legislation
Severn Trent has developed from its roots as a regional water company to become an integrated environmental services business. We offer a one-stop-shop for environmental services, helping customers to comply with environmental legislation. We are able to manage water and effluent, deal with waste and provide a host of other services, such as laboratory analysis.


IN AC




SEVERN TRENT
RECYCLING
WASTE
COMPOUND




0800-601-601
www.biffa.co.uk
Biffa

1 In 2001/2002, Allied Distillers won a prestigious Green Apple award for environmental best practice. Judges cited Biffa's role in helping Allied win the government-sponsored award. Biffa operates the machinery at the waste compound at Allied's Kilmalid bottling plant.

2 The acquisition of UK Waste brought an interest in the UK's largest waste management operation, in Greater Manchester. Working with the local authority, we now dispose annually of 1.2 million tonnes of waste in our landfill sites, through this contract.

3 In August 2001, we began work on the seven-year Stratford refuse and recycling contract, which we retained in open tender. This will enable Stratford District Council to meet government recycling targets.

4 Severn Trent Water signed a major contract to treat trade effluent and reduce the environmental impact of Dairy Crest's expanded Severnside dairy. When completed in the autumn of 2002, Severnside will be capable of processing more than 500 million litres of milk each year.

5 To assist with environmental compliance, customers will be able to buy all Severn Trent services in one package. Through a single account manager, our integrated environmental services offering will help to ensure they comply with all environmental regulations.

6 To improve customer service and efficiency Severn Trent Water's customer relations department, which was previously spread across 22 sites, has been consolidated into just four. These include two state-of-the-art contact centres in Derby and Coventry.

7 Biffa is helping Coors Brewers Limited to meet its recycling targets. Biffa manages the collection, treatment, disposal and recycling of waste at the brewer's Burton-on-Trent site, leaving Coors to concentrate on its business goals.

Our leading position

Severn Trent was named as the leading utility in the Dow Jones Sustainability World Index. It remains the only water, wastewater and solid waste company to have received an AAA rating from US investment research firm Innovest. Severn Trent Water was rated the UK's most admired water company in a survey by *Management Today*.

We continued to focus on out-performing the regulatory contract, preparing for competition and looking for opportunities to grow the business.

2001/2002 performance
In 2001/2002, turnover from water and sewerage increased by 1.4% to £899.9 million (£887.2 million). Profit before interest and tax rose by 1.1% to £334.1 million (£330.5 million).

The 1.4% increase in turnover was less than the 2.2% allowed under the regulatory formula (RPI-K). This reflected, amongst other things, a modest reduction in industrial demands for our services. Direct operating costs of the regulated water business were £357.4 million, a reduction in real terms of £2.7 million or 0.7%. Excluding the impact of inflation, gross operating cost efficiencies in 2001/2002 amounted to £21.0 million, a reduction of 5.9% compared to the previous year. However, these efficiencies were offset by cost pressures of £18.3 million.

The programme for reducing costs in Severn Trent Water has continued to make good progress. Since the beginning of AMP3, gross operating cost efficiencies were £47 million, offset by cost pressures amounting to £36 million. The £47 million of gross operating cost efficiencies is £11 million ahead of the OFWAT target.

We continued to focus on out-performing the regulatory contract, preparing for competition and looking for opportunities to grow the business.

Severn Trent Water was rated the UK's most admired water company in a survey by *Management Today*.

Beating the regulatory contract
We are ahead of the challenging gross operating cost efficiency targets set by OFWAT during the 1999 price review and we are delivering capital expenditure efficiencies of around 7%. The major restructuring programme started before that review is now virtually complete; but we continue to look for further opportunities to improve the efficiency of our operations.

By aggressively driving down costs, we have achieved gross operating cost efficiencies of £47 million since the beginning of the AMP3 period. This has been achieved through a series of measures including a headcount reduction of some 1,200, the consolidation of our activities onto a fewer number of sites and we have streamlined many of our support activities, including our maintenance and supply chain operations.

These reductions have enabled us to remain on course to meet or exceed the targeted gross operating cost efficiencies of £75 million per annum in 2004/2005.

We also continued to deliver efficiencies against the £2 billion investment programme for the five-year period 2000/2001 to 2004/2005, resulting in around 7% savings against OFWAT's targets. In the year we invested £350 million and delivered significant customer benefits. This total was slightly less than the amount that we originally budgeted for the year because some schemes were delayed when the foot-and-mouth crisis denied our engineers and contractors access to farmland. Despite the slippage in capital expenditure, we are confident that regulatory physical outputs and scheme completions will be achieved in the current regulatory period.

The initial phase of a £70 million investment has been delivered at Derby sewage treatment works. The overall scheme will significantly improve the quality of effluent and reduce odour. In the year, we also began to lay a major water supply link main between Birmingham and Coventry. This scheme, costing some £20 million, will significantly increase the security of water supplies to these two major cities for years to come.

Many other communities throughout the East and West Midlands also benefited from schemes which improved their drinking water, the pressure of water supplies, the reliability of the local sewage systems and the quality of effluent discharged from sewage treatment works.

Preparing for competition in the water industry
For some years we have been challenging government and OFWAT to clarify the position of competition in the water industry; Environment Minister Michael Meacher's statement in March was welcome as his new proposal introduces a competitive market for 1,900 large industrial and commercial water users across the UK. Once the proposed new legislation is in place, this new market will be worth around £200 million.

Under the proposal, these customers which include textile manufacturers, food producers and engineering companies, will be able to take advantage of increased competition in the water supply service.

We are well placed to seize a substantial slice of this new business as a result of our 10 years of account management experience and our contacts with national account customers such as Northern Foods.

In March, we were awarded the first of 35 supply deals with Northern Foods. This is for the supply of water and sewerage services to its Bowyers factory in Wiltshire. The contract is likely to save Bowyers 10% on its annual water and trade effluent bill.

In addition to the innovative work we have undertaken with our national accounts, we have developed a range of new products that enable us to find new customers for our expertise.

Our Water Guardian certification scheme, which promotes the highest standards of water quality and water safety, is now being used by a number of local authorities which want to be certain that water and wastewater is managed in a sustainable way. The scheme is endorsed by Marks and Spencer.

Other new products include Billing Manager, which consolidates bills for customers with multiple sites, and Data Monitor, which allows customers to monitor water and energy consumption, control costs and optimise use.

Through our On-site Advisor consultancy service we are helping customers to meet environmental standards and drive down the cost of water supply, wastewater and trade effluent disposal.

We also hold the leading position in the UK for managing leakage; and through our Leak Locator service we are working with a number of companies to identify leaks on their own networks to reduce consumption and water bills. These customers are located both inside and outside the Severn Trent region.

Growing the business
During the year we consolidated the position of Severn Trent Retail Services, which is developing a series of non-regulated products for domestic and small business customers.

Retail Services added fixed charge internet access to its product portfolio, which also includes energy supplies, telecomms products, insurance and the provision of data about Severn Trent Water's services to conveyancing solicitors.

In 2001/2002, we launched Severn Trent Utility Services to exploit our experience and expertise in managing assets, improving customer service and change management processes. This new business aims to take advantage of opportunities in other parts of the water industry. In addition we are also targeting other markets in areas such as transport and the public sector.

We are already providing asset management advice to organisations such as Scottish Water, London Underground and Network Rail.

Service and quality
Customers are at the heart of everything that we do in Severn Trent Water and there have been many areas of improvement during the year.

Our customer relations department, which was previously spread across 22 sites, has been consolidated onto just four during the year. These include two contact and billing centres in Derby and Coventry. In Derby, we transformed an old computer building, Columbus House, into a state-of-the-art contact and billing centre with some 200 staff. On the same site, a new engineering centre was opened by Environment Secretary Margaret Beckett in March 2002.

Our determination to maintain customer service whatever the circumstances was recognised through a Utility Industry Achievement award for the development of a rapid response unit to ensure supplies are maintained during network emergencies.

Despite the real reduction in water bills we managed to maintain some of the highest levels of drinking water quality and protection for our rivers.

Environment and community
We introduced a successful, subsidised personal computer scheme for employees, H_2Ome, and more than 2,500 employees took up the offer. For every 100 computers taken up by employees, the suppliers offered one computer to local charities.

Another core part of our community responsibility was the production of a guidance kit to help beat bogus callers. This is a serious problem for our customers, particularly the elderly and vulnerable. We have been leading the water industry's involvement in this Home Office project to tackle this despicable crime.

Many of our employees carry out voluntary work in the community. Through our internal environment awards, employees can bid for money to use in community projects. At Ravenhurst School in Leicester, for example, we funded a new outdoor classroom.

We have continued to develop biodiversity action plans for all of our sites. These involve maintaining the populations of some species and reintroducing others to their natural habitats.

Outlook
Severn Trent Water and the water industry as a whole are delivering the high quality service and value for money that the public expect. The average household bills in the UK are now £30 lower in real terms than in 1999/2000.

To maintain and improve our services we must be free to invest in the water infrastructure. The current regulatory framework has created uncertainty in investment communities, could make borrowing more difficult and result in a discount in our share price, as compared to the underlying value of the business. We are already working closely with the regulatory bodies to prepare for the next pricing review and recent comments from OFWAT have been encouraging.

Climate change remains a long-term issue for Severn Trent and the most recent projections from the UK Climate Change Impacts Programme once again suggest a significant impact on the Severn Trent region. We must prepare for the expected change in rainfall patterns to protect and enhance our water resources. We may, for example, need to build larger reservoirs to hold water through longer, drier summers. Our sewerage systems will also need considerable investment if they are required to cope with heavier rainfall.

We believe that our position as an integrated supplier with collection, landfill and special waste capabilities offers a competitive advantage in the market place.

2001/2002 performance
In 2001/2002, Biffa's turnover rose by 24.9% to £494.8 million (£396.0 million), benefiting from a full year's contribution from UK Waste, which was acquired in September 2000. After goodwill amortisation of £16.8 million, Biffa's profit before interest, tax and exceptional costs (in the prior year) was £56.2 million (£37.0 million). Profit before interest, tax, goodwill amortisation and exceptional costs increased 59.7% to £73.0 million. The enlarged Biffa in the UK, excluding the benefits of synergies from the UK Waste acquisition, is estimated to have delivered growth in profit before interest, tax, goodwill amortisation and exceptional costs of around 11%.

Turnover in the UK increased by 27.1% to £449.5 million, while Belgian turnover increased by 7.1% to £45.3 million.

The integration of UK Waste with Biffa was completed ahead of schedule, achieving synergy savings in 2001/2002 estimated at approximately £16 million; this was ahead of the target rate of £15 million per annum. These synergies contributed significantly to the increase in profit margin on sales for Biffa in the UK (before interest, tax, goodwill amortisation and exceptional costs) to 16.0% (11.8%).

UK Waste integration
The synergy savings were achieved through a series of measures, including reducing 400 positions, closing 14 depots, removing 150 trucks from service and moving all UK Waste head office functions to Biffa.

The integration has created a step change in the size and profile of our waste business, leaving us well placed to take advantage of new environmental legislation, such as the EU Landfill Directive.

We are the largest supplier of integrated waste management services in the UK, with one of the largest sales forces in the industry. We believe that our position as an integrated supplier with collection, landfill and special waste capabilities offers a competitive advantage in the market place. We have around 1,000 trucks and more than 60 depots throughout the UK and have 33 operational landfill sites handling around seven million tonnes per annum.

To manage this newly enlarged business we depend on strong IT systems. These have played a key role in the integration process and are helping us to improve efficiency and increase margins.

Our experienced in-house IT team has an expert knowledge of our business and keep development costs low. They successfully migrated the UK Waste customer database to the Biffa system. In another step forward, our major customers can now see their accounts online.

Collection
In 2001/2002, collection turnover in the UK increased to £260.8 million (£212.7 million) as integration with UK Waste completed our national network. Collection volumes rose by about a quarter and sales margins (before interest, tax, goodwill amortisation and exceptional costs) increased from 13.2% to 17.4%. The collection division contributed a profit before interest, tax, goodwill amortisation and exceptional costs of £45.3 million (£28.1 million).

We began preparing the business to seize the opportunities offered by the EU Landfill Directive, which will come into force this year. The directive will mean more waste diverted from landfill requiring more sorting, processing and recycling.

We began upgrading our depots, building sortation halls and transfer stations to receive some of this waste. Depots in Nottingham, Gateshead and Manchester are among those being upgraded.

We focused on improving efficiency. A new system giving us direct, online communication to each of our trucks was successfully piloted in Birmingham. It enables us to monitor the progress of each truck and alerts us if they are experiencing any problems as well as automatically updating the central database when the service is done. We intend to roll this out nationwide.

Once again, we had a good year in the smaller municipal collection market. In August, we began work on the seven-year Stratford refuse and recycling contract, which we retained in open tender. This will enable Stratford District Council to meet government recycling targets.

We continued to operate collection contracts for local authorities around the UK. In Staffordshire, for example, we operate collection contracts and transfer stations for the county council and some Staffordshire district authorities. We disposed of 380,000 tonnes of waste through a combination of landfill and composting.

Our alliance with SCA Recycling UK continues to perform well and we are linking computer systems to protect us from the vagaries of commodity prices. Through this alliance we are protected from the fluctuations of the market as our prices are agreed in advance.

Once again we expanded our Biffpack packaging compliance scheme which now has more than 400 members.

Landfill
Landfill turnover in the UK increased by 30.2% to £147.4 million. Landfill volumes rose by 20%, including the contribution from UK Waste, and average unit revenues were up 24%. We were the first waste management company to act on the foot-and-mouth crisis under the guidance of the Ministry of Agriculture, Food and Fisheries and the Environment Agency. Foot-and-mouth activity produced a profit contribution in 2001/2002 of approximately £5 million. We remained sensitive to local community concerns about this issue; no infected carcasses or ash from the pyres were taken to Biffa landfill sites. Profit from the landfill division, before interest, tax, goodwill amortisation and exceptional costs was up 69.7% at £34.1 million (£20.1 million).

The acquisition of UK Waste brought with it an interest in the UK's largest single waste management operation in Greater Manchester. Working with the local authority we disposed of 1.2 million tonnes of waste that were delivered to our landfill sites through this contract.

Landfill provides steady revenues and it is a necessary but mature sector where growth is limited. However, the growing demand for renewable energy has created considerable opportunities for our landfill gas operations.

Special Waste
The special waste division, which includes the important power generation activity, achieved a 48.6% increase in turnover to £41.3 million and contributed profit before interest, tax, goodwill amortisation and exceptional costs of £6.1 million (£3.6 million).

We again increased the number of integrated waste contracts, handling multiple waste streams. Through these contracts, customers rely on Biffa to ensure they comply with all waste regulations.

In 2001, Dumbarton-based spirits company Allied Distillers was awarded a 'Green Apple' award for environmental best practice. Biffa employees operate the machinery in the waste compound at Allied's Kilmalid distillery and judges cited Biffa's role in helping Allied win the award, for which it beat more than 300 other UK companies and organisations.

Following this recognition, we won a contract to install a similar compound at Terex Equipment near Motherwell.

At the Coors Brewers Limited (formerly Bass Brewers) Burton-on-Trent site we continued to work with Severn Trent Water to provide an integrated water and waste management contract. We are actively seeking further opportunities to leverage the skills of other parts of the group.

During the new financial year, the implementation of new legislation will ban hazardous liquids from landfill sites. Biffa voluntarily banned them from theirs in 1990. For many organisations this will mean finding new methods of disposal. Our waste treatment plants process industrial sludge and acids to a high standard, allowing them to be released to sewage treatment plants. They are, therefore, well placed to benefit from this change in the regulations.

We currently have interests in 75MW of electricity generation in the UK (including from Biffa sites leased to third parties). Although permit delays frustrated our ambition to achieve 90MW in 2001/2002, electricity generation is planned to increase to over 100MW within four years.

Belgium
In Belgium, turnover increased by 7.1% to £45.3 million with landfill volumes stabilising throughout the year.

In 2001/2002, Biffa Belgium was adversely impacted by rising disposal costs in Flanders and by changes in environmental taxation. However, we took strong action to mitigate the effect of these issues. A new managing director was appointed and began to drive down costs. There were signs of improvement in the second half of 2001/2002. Second half profit was three times that achieved in the first half.

In Europe, waste legislation and recycling techniques are ahead of the UK. We believe that our experience in Belgium leaves us well placed for future developments in the UK market.

Environment and community
We continued to develop our environment and community programme.

Our landfill tax credit scheme, Biffaward, provided £17 million for environmental and community projects. The scheme, which is managed by the Royal Society for Nature Conservation, allows us to channel 20% of the landfill tax collected into funding environmental projects.

Among the projects to benefit this year was the National Waste Awareness Initiative, which will be educating shoppers in city centres and out-of-town shopping complexes to 'Rethink Rubbish' during summer 2002. The Environment Minister, Michael Meacher, again presented the awards for the annual Biffaward Award Ceremony for best projects by class with Imperial College and Best Foot Forward being awarded overall winner for their joint study into resource use on the Isle of Wight.

We already produce a biannual environment report and, because we manage large tracts of land, we have produced our first biodiversity report. This will provide information on the actions we take to maintain the population of species on these sites.

Outlook
The EU Landfill Directive will come into force during this financial year and our scale and the breadth of our capabilities position us well to help our customers meet these challenges.

However, the timing of implementation of the directive and its enforcement is critical. There must be clear guidance on how the new regulations will be implemented and enforced. We already have the trucks and treatment facilities to meet the new requirements but to invest further we must know when to expect returns.

Our integrated collection, recycling and disposal contract on the Isle of Wight continued to be a model for other areas. Island Waste Services remains well ahead of government targets for diverting waste from landfill. There are opportunities for similar solutions in other parts of the UK.

Biffa is already responding to an increasing number of tenders for integrated municipal waste services as local authorities seek to comply with the EU Landfill Directive.

There is a long line of directives and regulations coming out of Brussels and being adopted in the UK and these are beginning to drive the sustainable waste management debate and mould UK environmental protection. Our scale and the quality of our people make us ideally placed to take advantage of the opportunities this offers.

Services

Management was able to mitigate the effects of the difficult US market by initiating cost reductions, job cuts and announcing closures of some facilities.

2001/2002 performance
It was a challenging year for Services. Turnover increased by 8.9% to £381.6 million but profit before interest, tax and goodwill amortisation fell by 16.0% to £32.0 million.

Services' profit in 2001/2002 was adversely affected by the unfavourable economic environment in the US, changes in product mix and margins and some one-off costs, mainly as a result of management and restructuring initiatives.

Around 85% of Services' turnover arose in the US. As we anticipated in our half-year results announcement, there was a clear weakening in the US economic environment in the second half of 2001/2002. Federal government spending priorities moved away from environmental protection to security.

Management was able to mitigate the effects of the difficult US market by initiating cost reductions, job cuts and announcing closures of some facilities.

Analytical services
Analytical services grew turnover by 10.6% to £171.6 million with the US growing 9.7% to £149.4 million, consolidating its position as the leading supplier of environmental testing services in the US.

The change in US administration delayed agreement of federal funding from the start of the year. This, together with the impact of a weakening US economic environment and the lower priority being given to environmental protection, reduced the amount of analytical services' higher margin testing work which has had to be replaced by more routine, lower margin work. Throughout most of 2001/2002, the average amount of work delayed or cancelled at the higher margin end has been around $18 million.

We consolidated our leading position in the UK environmental services' testing market, growing turnover by 16.2%. The acquisition of Coventry-based City Analytical Services, a leading soils testing laboratory provided us with a major presence in the contaminated land sector.

Operating services
Our operating services business continued to show progress, although turnover declined by 1.5% to £114.7 million.

During the past year, we renewed 77% of contracts on a dollar basis and won over three out of every four contracts we bid for. Importantly, gross margins in both cases were improved.

The SmartMeter™, the electronic non-moving parts water meter with full readout capability, is now on trial in 18 locations in the US and is demonstrating real potential.

The environmental contract services business has grown organically and secured several new customers. Contract wins included a five-year agreement to run the waste treatment plant in East Hampton, New York, and with the Lewes, Delaware, Board of Public Works to operate the City's wastewater treatment plant for three years. We now operate around 600 water and wastewater facilities across the US.

Severn Trent Water International (STWI) made steady progress in Italy, Belgium and Portugal and in its management services business around the world. Management services worked on projects in countries including Russia, Tanzania, Ukraine, Azerbaijan and South Africa. We also became the preferred bidder for a project to support the development of the water and sewage sector in 14 Russian cities.

In Italy, a consortium led by STWI was awarded a 30-year contract to operate water and wastewater services at Terni, north of Rome. The Italian market for privatised water and wastewater looks to be one of the more attractive in Europe in the coming years.

Water purification solutions
Water purification solutions had a good year as turnover increased by 21.1% to £95.3 million, reflecting the high backlog of equipment orders that remained fairly resilient throughout the year; however, profit was impacted by the downturn in the economy, plant rationalisation and by some significant changes in product mix, with higher margin bulk chlorine business declining, offset by orders for lower margin hypochlorite and on-site chlorine generation equipment.

Significantly, we made real progress in filling out gaps in our equipment product range and made use of joint ventures and partnerships rather than acquisitions by:

- A joint venture with Hanovia for a full range of UV Purification equipment that Severn Trent Services will sell exclusively in the US market.
- A worldwide partnering agreement with Black & Veitch and a number of business opportunities across our product range through this agreement.
- A 70:30 Severn Trent:DeNora joint venture to sell advanced hypochlorite systems on a worldwide basis.

With two national sales forces in the US covering disinfection and water filtration equipment, we now have the sales coverage in place to take advantage of new technologies developed by Severn Trent Water in the UK, for example arsenic removal from groundwater. Recent federal legislation, imposing a maximum limit of 10 parts per billion, from 2005 onwards, opens up an attractive market for our filtration equipment.

Sales of our Eclox system increased. The system was designed to help military personnel test drinking water quickly for contamination. Heightened security concerns led to orders from several water companies, with the system being used during the Winter Olympics in Utah.

Systems

Property, Engineering consultancy and Insurance

Our strategy is to continue to use expertise developed over many years to compete for business from external customers as well as within Severn Trent.

Systems

2001/2002 performance
Total turnover for the systems business reduced to £62.0 million (£70.0 million) largely reflecting the disposal of Stoner Associates in May 2001. The systems business generated a loss before interest, tax, goodwill amortisation and exceptional items of £5.7 million (loss of £5.4 million). However, we continued the strategic repositioning of the overall business. As part of this realignment, Stoner Associates was sold, generating an exceptional profit of £8.0 million and the UK operations were restructured to achieve better efficiencies and customer service.

As previously indicated at the announcement of the group's half-year results, Severn Trent Systems has continued to experience problems with some CIS-Open Vision contracts in the USA, with implementation taking longer than anticipated and involving extra resources and much higher costs. £25.0 million has been recognised as an exceptional charge (compared to £21.5 million at the half-year) to cover the anticipated total costs of completing these loss-making contracts. The net cost of exceptional items in the year's results, including the profit from the sale of Stoner Associates, was £17.0 million.

The CIS-Open Vision system did well in other regions. Several utilities in Australia used the system in electricity and gas markets. In the UK, Severn Trent Water became the first utility to install CIS-Open Vision, providing key commercial and industrial customers with a better service.

The work management business made continued progress towards consolidating its position as an integrated global business under the Worksuite brand. It also introduced its new internet-based products.

The business enjoyed strong market growth in North America where there were several new customers for our Worksuite products. Overall, 25% of the 20 largest electric and gas utilities in North America use Worksuite products. In the UK, ntl, the largest cable communications provider began the roll-out of the Worksuite products into production operations and Transco completed a major upgrade of the Worksuite systems.

In the IT services business, we continued to develop and implement systems to drive growth in other group companies. For example, a new system was developed and deployed for Severn Trent Water to create clear and easily accessible electronic maps of all its underground infrastructure. We installed over 120 work stations at more than 30 locations as part of the project. In another project, using our Worksuite products, we created an integrated system using wireless computing technology that enabled more maintenance staff to work directly from home and carry out their jobs more efficiently.

Property, Engineering consultancy and Insurance

2001/2002 performance
Total turnover from the three businesses in the year was £43.0 million (£92.6 million) generating profit before interest and tax of £1.5 million (£4.4 million).

Property
In 2001/2002, we disposed of some sites formerly occupied by Severn Trent Water. These included former offices known as Aqua House in Birmingham and the former water supply depot in Bromwich Road, Worcester.

In a joint venture, the site of the Avon Water Treatment Works is being developed with Bellway Homes.

At Thorpe Park, Leeds, where we are involved in an office development totalling 1.8 million square feet, further office developments have been completed for Cable & Wireless and IBM.

Land adjacent to Hinckley Water Reclamation Works now has the benefit of planning permission for industrial/distribution use. Infrastructure works are due to commence later this year.

Daventry International Rail Freight Terminal remains the largest scheme to be undertaken by the company.

Engineering consultancy
Charles Haswell and Partners is an engineering design consultancy. Turnover has increased by 33%. After many years of predominantly working for Severn Trent Water, more than 50% of revenues now comes from external clients.

Ongoing commissions in the water sector include Framework Agreements and individual projects for United Utilities, Yorkshire Water, West of Scotland Water and Wessex Water. Working in conjunction with Severn Trent Water International, the company is also pursuing water sector market opportunities in Southern Ireland.

Outside the water sector, ongoing major projects include London Underground, Dublin Port Tunnel and Channel Tunnel Rail Link. Significant growth has also been achieved in the gas sector.

Insurance
Derwent Insurance, based in Guernsey, provides insurance cover to Severn Trent group companies.

Group profit before tax and exceptional items increased in the year by 5.2% to £233.3 million.

Results

Group turnover of £1.79 billion (£1.68 billion) was 6.7% up on the previous year. Group profit before interest, tax, goodwill amortisation and exceptional items was £418.8 million (£400.2 million). After goodwill amortisation of £26.5 million (£17.4 million) and net exceptional costs of £17.0 million (£15.5 million), group profit before interest and tax was £375.3 million (£367.3 million).

Exceptional items in the year of £17.0 million all arose in Severn Trent Systems ('Systems') and comprised the net cost of:

- An £8.0 million profit on disposal of Stoner Associates, which was sold in May 2001 for $26.0 million; and

- A £25.0 million charge in respect of costs either incurred in the financial year just ended or anticipated to arise in completing certain loss making CIS-Open Vision contracts in the USA.

The £25.0 million charge (compared to the £21.5 million charge reported at the half-year) remains an estimate, as there continues to be ongoing work, which will take further time to be completed. In addition, there is always the risk of a dispute with Systems' customers over the extent of its obligations and/or amounts due to Systems. One of Systems' customers, the City of Portland, has made specific reference to the possibility of litigation and has formally stated its intention to make a claim (as yet unquantified) against Systems. It is Systems' intention to defend this claim robustly and to continue to pursue with rigour its entitlements under this contract. (See note 22e to the financial statements).

No actual proceedings have been commenced in respect of any of the CIS-Open Vision contracts. No provision has been made in these financial statements (nor can it be under current Financial Reporting Standards) for a potential adverse outcome of any claim (including the City of Portland claim), dispute or litigation in connection with any of the CIS-Open Vision contracts in the USA.

Net interest payable by the group was £159.0 million (£161.1 million). The £2.1 million decrease in net interest cost reflected the benefit of lower interest rates offset by the full year impact of financing costs associated with the acquisition of UK Waste in September 2000. Net interest charges were covered 2.4 times (2.3 times) by profit before interest, 2.5 times (2.4 times) before exceptional items.

Group profit before tax was £216.3 million (£206.2 million), £233.3 million (£221.7 million) before exceptional items.

The group current tax charge for the year ended 31 March 2002 was £16.1 million (£12.4 million), an effective tax rate of 7.4% (6.0%), 6.9% (5.6%) before exceptional items. The current tax rate has benefited from the utilisation of taxation allowances disclaimed in earlier years. Due to the changing shape and maturity of the group, the current tax charge as a percentage of profit after interest but before exceptional items is expected to increase.

In compliance with FRS 19, the group has for the first time provided for deferred tax, giving rise to a charge of £42.3 million (£52.4 million) and a provision in the balance sheet amounting to £366.3 million. The results for the prior year have been restated to reflect the application of FRS 19. The group has chosen to apply discounting in computing figures for FRS 19 purposes. The deferred tax charge in future years is more difficult to predict as, in particular, it is impacted by changes in interest rates from one balance sheet date to the next. The application of FRS 19 and the consequential charge for deferred tax have no impact on cash paid or cash flows.

Profit after tax and minority interests was £157.3 million (£141.0 million), £216.6 million (£208.9 million) before exceptional items and deferred tax.

Basic earnings per share were 45.9p (41.2p). Before exceptional items and deferred tax, earnings per share were 63.2p (61.0p).

The proposed dividends for the full year, amounting to 45.90p per share, are covered 1.4 times by profit after taxation and minority interests (before exceptional items and deferred taxation).

Consolidated net debt at 31 March 2002 of £2,412 million remained virtually unchanged, showing an increase of only £1 million over the previous year-end. Operating activities generated a net cash inflow of £667 million, which was sufficient to cover £352 million capital expenditure and financial investment, £154 million equity dividends together with net financing costs of £145 million and tax of £7 million. Net debt at 31 March 2002 represented 105.1% of shareholders' funds (105.2%) after reflecting the impact of deferred tax.

The group has also adopted FRS 17 'Retirement Benefits' for the first time this year, taking advantage of the transitional provisions requiring enhanced disclosure of its defined benefit arrangements. Full adoption is not required in respect of the Severn Trent group until the year ended 31 March 2004. Valuations of all of the group's defined benefit pension schemes for FRS 17 purposes at 31 March 2002 showed an aggregate net surplus of £30.5 million (before £12.4 million of surplus deemed irrecoverable and before deferred tax).

During the year, the group completed the formal triennial valuation (as at 31 March 2001) of the Severn Trent Water Pension Scheme ('STWPS') the group's main pension scheme; the scheme assets were £794 million with funding at 107%. As a result of this valuation, the SSAP24 charge for the STWPS is reduced from 11.7% of pensionable salaries to 10.9%. As the impact of this change is not material, the reduced charge has effectively been made from 1 April 2002.

Further, more detailed information on pensions is provided in note 23 to the financial statements.

The Board considers that an increase in the final dividend is appropriate given the performance of the group for the year just ended.

Treasury management
The group's treasury affairs are managed centrally and in accordance with its Treasury Procedures Manual and Policy Statement. The treasury operation's primary role is to manage liquidity, funding, investment and the group's financial risk, including risk from volatility in interest and (to a lesser extent) currency rates and counterparty credit risk. Its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. A Treasury Committee (appointed by the Board) determines matters of Treasury policy and its approval is required for certain treasury transactions.

It is the group's strategy to access a broad range of sources of finance to obtain both the quantum required and the lowest cost compatible with the need for continued availability.

The group uses financial derivatives solely for the purposes of managing risk associated with financing its normal business activities. The group does not hold or issue derivative financial instruments for financial trading purposes. The group uses a limited number of currency swaps and interest rate swaps to redenominate external borrowings into the currencies and interest rate coupon required for group purposes. The duration of these swaps matches the duration of the principal instruments.

The group's policy for the management of interest rate risk requires that not less than 50% of the group's borrowings should be at fixed interest rates, or hedged through the use of interest rate swaps or forward rate agreements. At 31 March 2002, interest rates on 77.0% of the group's borrowings were so fixed, for periods ranging from 1 to 29 years.

The group's business does not involve significant exposure to foreign exchange transactions. Cross currency swaps are employed to exchange foreign currency borrowings for sterling. The group also has investments in various assets denominated in foreign currencies, principally the US dollar and the Euro. The group's current policy is to hedge an element of the currency translation risk associated with certain US dollar and Euro denominated assets.

The group's borrowings at 31 March 2002 included £711.2 million of issued bonds, £512.6 million under the Euro Medium Term Note ('EMTN') programme (of which £198.1 million is due in less than one year), £570.0 million through the European Investment Bank ('EIB') (of which £104.4 million is due in less than one year) and £501.3 million of other long-term debt (of which £12.4 million is due in less than one year). A further £164.6 million has been borrowed on uncommitted facilities (including £31.2 million on overdraft). The group had cash and short-term deposits at 31 March 2002 amounting to £48.0 million.

In July 2001, Severn Trent reopened the long dated sterling bond market for water utilities with a £125 million tap of its existing 2029 6¼% bond.

In December 2001, Severn Trent signed a £150 million borrowing facility with the EIB.

During the year, Severn Trent issued a further £450 million of bonds from its EMTN programme including £100 million of RPI and £25 million of LPI linked funds. The success of the programme was marked by International Financing Review who presented Severn Trent with its EMTN programme of the year award.

The Euro Commercial Paper programme proved a very flexible source of financing with up to £449 million outstanding at any one time.

Further details of the group's borrowings, investments and financial instruments are contained in note 17 to the accounts.

Dividends
Following the announcement of the OFWAT price determination for the period 2001 to 2005, the board stated its intention that for the period up to 31 March 2005, barring unforeseen circumstances, dividends per share would as a minimum be maintained at the same level as was paid for the year ended 31 March 2000, i.e., a full year dividend of 45.0p. This remains the group's dividend policy.

The board considers that an increase in the final dividend is appropriate given the performance of the group for the year just ended. The Board is therefore proposing a final dividend of 28.56p per share (28.0p) to be paid on 1 October 2002. This gives a total dividend for the year of 45.9p per share (45.0p), a total year-on-year increase of 2%.

The cost of the proposed equity dividends to the company's shareholders for the year ended 31 March 2002 was £157.6 million (£154.3 million).



Alan Perelman Group Finance Director

Board of Directors



1 **David Arculus** MA MSc Chairman (56)*
Mr Arculus joined the Board in May 1996 as a non-executive Director and was appointed Chairman on 29 July 1998. He was recently appointed Chairman of Earls Court & Olympia Group Ltd and resigned as Chairman of IPC Group Ltd. Until 1997 he was Group Managing Director of Emap Plc, the international media company, where he played a significant role in the growth of that company. Mr Arculus was formerly a journalist and a producer at the BBC and is a non-executive Director of Barclays plc. In April this year, he was appointed by the Government to chair its Better Regulation Task Force.

2 **Robert Walker** MA (57)
Mr Walker joined the Board in May 1996 as a non-executive Director. He was appointed Deputy Chief Executive in July 1999 and became Group Chief Executive in August 2000. He has previously worked for Procter & Gamble, McKinsey & Company and PepsiCo Inc. where he was a Division President.
Mr Walker is also a non-executive Director of Wolseley Plc.

3 **Andrew Simon** OBE BSc MBA (57)*
Mr Simon joined the Board in October 1986 and is the senior independent non-executive Director. He was formerly Chairman of the Evode Group Plc and is now a non-executive Director of Associated British Ports Holdings Plc, Hampson Industries Plc and Property Internet plc and is on the Supervisory Board of SGL Carbon AG in Germany and on the Board of Finning International Inc. in Canada. Mr Simon is also Executive Vice-Chairman of Diamant Boart S.A. in Belgium and non-executive Chairman of Zeus Group Ltd and Ascent Investments Ltd.

4 **Alan Perelman** MA MSc (54)
Mr Perelman joined the Board in October 2001 and was appointed Group Finance Director in December 2001. Prior to this he was Group Finance Director at Whitbread from 1990 to 2001. Previous positions held were Group Finance Director at The Gateway Corporation and various positions at Rio Tinto, both in the UK and overseas.

5 **Clare Tritton** BA QC (66)*
Mrs Tritton joined the Board in November 1991. She is also a Trustee Director of certain of the Severn Trent pension schemes.
Mrs Tritton has wide legal experience with emphasis on European Community law and particularly on competition law. She served on the Monopolies and Mergers Commission and on FIMBRA until May 1998. Mrs Tritton is Chief Executive of Throckmorton Estates and was, until recently, a non-executive Director of the Birmingham Royal Ballet Trust Company. She is also a Director of Primary Immunodeficiency Association and serves on the Country Land and Business Association.

6 **Derek Osborn** CB (61)*
Mr Osborn joined the Board on 21 September 1998 and is a leading figure in the environmental world. He was chair of the UK Round Table on Sustainable Development from 1999 to 2000 and is now a member of the UK Commission on Sustainable Development. He has been Chair of UNED UK since 1996 and of the International Institute for Environment and Development since 1998. Mr Osborn is currently chair of Jupiter Global Green Investment Trust and of the international advisory board of ERM CVS. He was Director General of Environment Protection in the Department of the Environment from 1990 to 1995 and Chairman of the Management Board of the European Environment Agency from 1995 to 1999.


7
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10
11
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13

7 **Brian Duckworth** BA FCCA FCIWEM FIWO (53)
Mr Duckworth joined the Board in November 1994. He has been with Severn Trent since 1974 and has worked in various roles. Mr Duckworth was appointed as Managing Director of Severn Trent Water Limited on 1 April 1995. In May 2002 he was appointed as a non-executive Director of Avon Rubber plc. Mr Duckworth recently retired as President of the Institution of Water Officers and, until April 2000, he was Chairman of Water UK, the water industry's trade association.

8 **Marisa Cassoni** BSc ACA (50)*
Ms Cassoni joined the Board on 1 September 2001. She is currently Group Finance Director of Consignia plc, having previously been Group Finance Director at Britannic Assurance plc from 1998 to 2001. Ms Cassoni qualified as an accountant with Deloittes where she rose to be Corporate Finance Manager. She later moved to the Prudential Corporation, becoming Group Finance Director of the Prudential's UK Division in 1994.

9 **Eric Anstee** FCA (51)*
Mr Anstee joined the Board in July 1999. He is Chairman of Mansell plc and a non-executive Director of SSL International plc. He was formerly Chief Executive – Financial Services of Old Mutual Group until August 2001, having been Group Finance Director between November 1998 and December 1999. Prior to that, he was Group Finance Director of The Energy Group PLC, which was acquired by Texas Utilities in 1998, and Group Finance Director of Eastern Group plc between 1993 and 1995 prior to its acquisition by Hanson plc. Before joining Eastern, he was a senior partner with Ernst & Young and a member of the Management Board of the Management Consultancy arm. He is a member of the Accounting Standards Board's Urgent Issues Task Force and a member of the Senate of the Institute of Chartered Accountants in England and Wales.

10 **John McAdam** BSc PhD (54)*
Dr McAdam joined the Board on 18 September 2000. He is a member of the Board of ICI PLC where he is Executive Vice President Coatings and Chief Executive Officer of ICI Paints, and Executive Vice President Research, Development and Technology. He oversees ICI's activities in Asia. He joined ICI in 1997 following the acquisition of the Specialty Chemicals business from Unilever, where he held a number of senior positions in Quest International, Birds Eye Wall's Ltd and Unichema International.

11 **Martin Flower** BA (55)*
Mr Flower joined the Board in June 1996. He is Group Chief Executive of Coats plc. During his career at Coats he has been based in different parts of Europe, Asia Pacific and South America. He has a particular interest in and knowledge of European and EU affairs. Mr Flower is also a non-executive Director of William Prym of Stolberg in Germany.

12 **Martin Bettington** BSc MechEng MBA (49)
Mr Bettington joined the Board in November 1994. He is the Managing Director of Severn Trent's waste management business, Biffa Waste Services. Mr Bettington was previously employed by BET Plc, Biffa's former holding company. He holds an MBA from Manchester Business School.

13 **John Banyard** BScEng FREng FICE FCIWEM (57)
Mr Banyard joined the Board in January 1998. He is an executive Director of Severn Trent Water Limited with responsibility for asset management. He is also a Director of UK Water Industry Research Limited, a member of the Court of Cranfield University and the Royal Academy of Engineering Visiting Professor of Water Engineering at Loughborough University. Mr Banyard is a Chartered Civil Engineer and has worked in a number of engineering roles within the group since joining Severn Trent in 1974. He was elected a Fellow of the Royal Academy of Engineering in 1997.

*Non-executive Director

Board Committees
Membership of Board Committees is as detailed below:

Audit Committee
A H Simon (Chairman)
T D G Arculus
M L Cassoni
F A Osborn
Secretary – P P Davies

Charitable Contributions Committee
B Duckworth (Chairman)
A H Simon
R M Walker
Secretary – P P Davies

Environmental and Corporate Social Responsibility Advisory Committee
F A Osborn (Chairman)
T D G Arculus
M J Bettington
R Brydon Jannetta
B Duckworth
L F Graziano
J W Oatridge
R M Walker
Secretary – P P Davies

Executive Committee
R M Walker (Chairman)
T D G Arculus
J K Banyard
M J Bettington
P P Davies (and Secretary)
B Duckworth
P J Gavan
J W Oatridge
A S Perelman
P K Tandon

Remuneration Committee
M C Flower (Chairman)
T D G Arculus
Dr J D G McAdam
Secretary – P P Davies

Nominations Committee
T D G Arculus (Chairman)
M C Flower
A H Simon
C Tritton
Secretary – P P Davies

Treasury Committee
E E Anstee (Chairman)
T D G Arculus
M L Cassoni
M C Flower
T E Jack
A S Perelman
R M Walker
M R Wilson
Secretary – P P Davies

Senior independent non-executive Director
A H Simon OBE BSc MBA

Group General Counsel and Company Secretary
P P Davies LL.B. Solicitor

The Directors present their report, together with the audited financial statements of the group for the year ended 31 March 2002.

Principal activities

The principal activities of the group continued to be the supply of water and sewerage services, waste management and the provision of environmental services. These are described in more detail, together with a review of the group's business and future developments, on pages 12 to 17 which should be read in conjunction with this report.

Details of the principal joint venture, associated and subsidiary undertakings of the group at 31 March 2002 appear in notes 12 and 25 to the financial statements on pages 48, 49, 62 and 63.

Dividend and reserves

Details of dividends paid, payable and proposed are set out in note 8 to the financial statements on page 45. Subject to approval at the Annual General Meeting, the recommended final dividend of 28.56p (2001: 28.00p) net for each ordinary share will be paid on 1 October 2002 to shareholders on the register at the close of business on 28 June 2002, bringing the total for the year to 45.90p (2001: 45.00p). Proposed transfers to/from reserves are set out in note 20 to the financial statements on page 54.

Share capital

Details of movements in share capital are shown in note 19 to the financial statements on pages 53 and 54. A special resolution (Resolution 13) will be put to shareholders at the Annual General Meeting which, if passed, will renew the Directors' authority to issue equity securities for cash without first having to offer these securities to existing shareholders, as is required by Section 89 of the Companies Act 1985. The authority allows the Directors to allot equity securities in connection with a rights issue. It also permits the Directors to allot equity securities up to a maximum amount equal to 5% of the issued ordinary shares of the company. For these purposes, equity securities are ordinary shares in the company, but they do not include shares which are allotted under employee share schemes. By exempting the company from the requirements of Section 89 of the Companies Act 1985, the Directors will have greater flexibility to raise finance. The authority will be valid until the conclusion of the next Annual General Meeting.

A rights issue would involve the company offering existing shareholders the opportunity to buy new ordinary shares. The number of ordinary shares that a shareholder can buy in a rights issue depends on the number he/she already owns. The rules in some countries prevent shareholders from participating in a rights issue and the resolution will allow the Directors to make alternative arrangements for those shareholders.

Renewal of authority to purchase own shares

A special resolution will be proposed at this year's Annual General Meeting to authorise the Directors to purchase in the market the company's own ordinary shares. The Directors have no present intention that the company should purchase its own ordinary shares. Nevertheless they would wish to be able to act quickly if circumstances arise in which they consider such purchases to be in the interests of shareholders generally. The proposed authority is set out in Resolution 14. The authority will be limited to approximately 10% of the company's issued ordinary share capital as at 31 March 2002. The minimum price per ordinary share payable by the company (exclusive of expenses) will be $65\frac{5}{19}$p, the nominal value of each ordinary share. The maximum to be paid per ordinary share on any exercise of such authority (exclusive of expenses) will be an amount not more than 5% above the average of the middle market quotations for ordinary shares of the company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of each purchase. Purchases will only be made on the London Stock Exchange and only in circumstances where the Board believes that they are in the interests of shareholders generally. Furthermore, purchases of ordinary shares will only be made if the Board believes that they would result in an increase in earnings per share. Any purchases will be financed out of profits available for distribution.

Supplier payment policy

Individual operating companies within the group are responsible for establishing appropriate policies with regard to the payment of their suppliers. The companies agree terms and conditions under which business transactions with suppliers are conducted. It is group policy that, provided a supplier is complying with the relevant terms and conditions, including the prompt and complete submission of all specified documentation, payment will be made in accordance with agreed terms. It is group policy to ensure that suppliers know the terms on which payment will take place when business is agreed.

The effect of the group's payment policy is that its trade creditors at the year-end are estimated as representing no greater than 30 days' purchases (2001: 34 days).

Contributions for political and charitable purposes

Donations to charitable organisations during the year amounted to £311,627 (2001: £284,235). No political donations were made during the year.

Employees

The group employed 14,571 people as at 31 March 2002 (2001: 14,318). Of these 4,719 (32.4%) were employed in the regulated water business, 4,005 (27.5%) in the Biffa waste business and 4,665 (32.0%) in the Severn Trent Services businesses. Approximately one third of our employees are based outside the UK, mainly in the USA, Belgium and Italy.

The proportions of employees in each of the major business units continues to reflect the diversity of the group's activities.

Severn Trent Water has now achieved the bulk of the manpower savings required under the current Periodic Review. All of the reductions were achieved on a voluntary basis with harmonious relationships being retained both with employees and their representatives throughout this difficult period.

In Biffa Waste Services, the integration of the former UK Waste organisation has been successfully completed. Discussions with the employees and their recognised trade unions on the harmonisation of terms and conditions of employment are ongoing.

In Severn Trent Services, there has been a continuing process of consolidation and rationalisation within each of the main business units.

Group companies continue to encourage communication with and between employees. Each of the major business units has its own in-house magazine, uses team briefings and 'tool box' talks and has an intranet facility which covers all of their main locations.

The group-wide intranet was introduced in the summer of 2001 and has initially been rolled out to 800 employees across the group in the UK, Europe and the USA. It communicates to senior managers such topics as strategic direction and performance and group-wide initiatives. It also facilitates cross business collaboration and consultation between sales and marketing teams and with technology experts, to stimulate participation and generate new ideas to improve our products, services and the way we work.

Group companies are increasingly using employee surveys to monitor the effectiveness of our communication processes.

A summary of the main principles of the company's Code of Business Principles and Conduct, which is formally endorsed by the Board, is on the group website (www.severntrent.com). This is a key part of the group's corporate social responsibility position and detailed policies and procedures are in place to disseminate the code and monitor its implementation in all group companies.

Group companies continue to maintain good relationships with the recognised trade unions and their directly elected representatives. In Severn Trent Water, to replace the previous negotiating machinery, a Company Forum has been introduced which will have a strong business focus and aims to build a strong partnership with all employee representatives and encourage active participation.

The third annual meeting of the group's European Consultative Council took place in October 2001. These meetings are working well, fostering dialogue and a better understanding of the issues facing our businesses in Europe.

Each of the major business units has ongoing mechanisms to ensure that there are technically and managerially competent staff available to meet current and future business needs and customer expectations. To ensure that, at the highest level, this is managed across the group, a Leadership Development programme, based on agreed competencies, has been introduced initially covering the top 120 managers, but with plans to extend the programme to the top 250 managers in due course.

In preparation for changes in waste management legislation, Biffa is delivering a programme of seminars to managers across the group to ensure that appropriate advice is given to customers and that best environmental practice is shared across group companies.

A series of group-wide management conferences, 'Experiencing Severn Trent' involving 300 delegates, has taken place to build cross-company awareness of business strategy, and to help develop cross-functional relationships.

The group's 'Lifestyle' flexible benefits scheme is now available to around 2,000 UK employees and from October 2002 this will be increased to over 5,000 employees, with further increases envisaged in following years.

Group companies continue to meet the minimum requirements of the employment legislation in each of the countries in which we operate and in most cases we also seek to operate at best practice levels.

Diversity

Group companies continually review their diversity policies and practices to ensure that they comply with the legislative requirements of each location in which we operate and also meet the company's Code of Business Principles and Conduct. This ensures that we attract and retain the best possible workforce that reflects the diversity of manpower resources available.

'Whistle blowing' procedures are in place to deal with allegations of harassment, bullying etc and any other breaches of the company's codes and values. We are members of the Employer's Forum on Disability and continue to endorse their Agenda for Customers.

Health and safety

As in previous years, the group companies continue in their commitment to improve health and safety performance by further developing their health and safety management systems. This has been against a backdrop of extensive growth through acquisition, which has presented a variety of challenges including the need to reconcile a number of operating cultures. In response, the businesses have undertaken extensive reviews of their health and safety procedures and have developed detailed programmes of work designed to align operating systems and address any newly identified risks.

During the year performance against plans has been continually monitored by senior management, at the Group Health and Safety Executive Committee. In addition, further Health and Safety audits have been undertaken which have indicated significant progress towards achieving our Health and Safety objectives.

However, despite this, it is with regret that the group reports two employee fatalities this year and an incident on property owned by the group, which resulted in the death of a member of the public.

It is important to consider all the aspects of any incident and identify any lessons that can be learned regardless of the exact circumstances of the incident itself. We continually seek to identify the hazards associated with our businesses, taking appropriate action to reduce exposure to risk and continue in our commitment to improve the working environment, driving down the number of incidents that occur.

Substantial shareholdings

As at 11 June 2002 the company had been notified of the following substantial shareholdings:

	Number of ordinary shares of 65$\frac{5}{19}$p each	%
FMR Corporation and Fidelity International Limited	17,167,178	5.00
Legal & General Investment Management Limited	10,376,057	3.02

Accounts of Severn Trent Water Limited

Separate accounts for Severn Trent Water Limited are prepared and sent to the Director General of Water Services. A copy of these accounts is available from the web site of Severn Trent Water Limited (www.stwater.co.uk) or on written request to the Company Secretary (at the address given on the back cover). There is no charge for this publication.

Research and development

Expenditure on R&D including amounts capitalised was £5.2 million (2001: £5.7 million) and is continuing to identify an encouraging number of opportunities for exploitation.

Severn Trent Water continues to concentrate on development and innovations to deliver efficiencies in AMP3 period, whilst increasing its understanding of the tools and techniques required to address issues for the next strategic business plan. For example, the new Biological Nutrient Removal Plant at Derby will provide valuable information for further deployment in the AMP4 period.

On potable water, the Sorb33 heavy metal removal process, mentioned in last year's Report, is attracting considerable interest and an agreement has been reached with Bayer AG for deployment of this technology, worldwide. Filtration technologies are also being evaluated to improve processes involved in capital maintenance work.

Cost effective process enhancements to wastewater treatment are also being developed for plants facing tighter discharge standards. This includes storm water treatment systems where future regulatory interest is expected in intermittent treated wastewater discharges.

Wastewater treatment plants have utilised anaerobic digestion technology for odour control and biosolids breakdown for many years. Recent work has indicated the potential for deploying this process on the treatment of some municipal solid waste, which the group is in a good position to exploit.

Capital Controls in the UK completed the ECLOX water test kits project for the Ministry of Defence, winning two awards for safety and innovation. Development has now started on a cutdown version for environmental monitoring.

R&D effort at Severn Trent Metering Services has focused on extending the capabilities of the SmartReader™ probe to interface with the new billing system developed by Severn Trent and with the Route management and billing systems used in the USA.

Numerous water purification projects are being developed in the USA. Two notable examples are – Omnipure 6 HR, a compact, single stage electrochlorination/macerator for small marine vessels, and a split flow CT2 cell, which reduces chlorate byproduct by 80% on product hypochlorite while increasing efficiency by 20% for salt and energy use.

Severn Trent Laboratories in the UK continues to develop analytical methodologies to improve efficiency while ensuring robust defensible data is provided to its clients. An improved column injection technique for introducing sample extract into a gas chromatograph has, this year, been put into production and may prove to have a number of diverse applications including food analysis.

Other work includes the use of an 'electronic nose' for identifying organic compounds at water treatment works, which is being investigated jointly with a key supplier.

Biffa Waste Services has a leading role in a number of areas, funded partly at its own direct expense but also through the mechanism of the Landfill Tax Credit Scheme and, in conjunction with the Royal Society for Nature Conservation, through its Biffaward funding body.

Specialised treatment systems are being developed for the laboratory testing and large scale handling of organic and inorganic hazardous wastes, centred on the Wednesbury treatment plant.

Joint investigative work is undertaken with leading universities into landfill operation and management issues in the UK, for example, landfill gas management systems with the University of Nottingham and carbon/methane fluxes in landfill with the University of Oxford. Further work on the management of specific 'problem' waste is being undertaken on tyres and rubber with the University of Cardiff and on the management of chemically treated timber with the Timber Trades Research Association.

Relational information databases are being developed to assist and improve ongoing policy development. A consultation process is underway, with the Institute of Waste Management and the Local Government Association, into the requirements of unitary, district and county councils for an on-line waste management monitoring database for domestic waste flows throughout the UK.

Support has been provided for the National Society of Clean Air to investigate process fluxes of waste and gaseous atmospheric throughputs from various types of direct combustion involved in waste to energy conversion processes.

Biffa is also supporting a programme to analyse resource flows through various geographic, material and industrial systems, aimed at informing future policy thinking to achieve environment impact reduction targets.

Corporate governance

The Financial Services Authority Combined Code (the 'Code') Compliance Statement.

The company attaches great significance to the maintenance of good corporate governance procedures and adherence to best practice recognising that they play their part in creating a framework which can provide increased benefits for shareholders. The company regards the Code as a valuable development of previous corporate governance arrangements and recommendations which it has embraced in recent years. Throughout the year ended 31 March 2002 the company has been in compliance with the Code provisions set out in Section 1 of the *Combined Code on Corporate Governance*, with the exception of Mr Costin's service contract, but as explained in the Remuneration Report on page 28, he ceased to be a Director in December 2001.

Statements by the Directors covering their responsibilities in relation to the group's system of internal control and the adoption of the going concern basis for the preparation of the financial statements are set out on pages 26 and 27 respectively.

The Board

A list of Directors and their background details appears on pages 20 and 21. The Board currently consists of five executive Directors and eight non-executive Directors. The Board has reviewed the status of the non-executive Directors and has confirmed that it regards them as being independent. Mr Simon will retire from the Board in July 2002 and Mrs Tritton's appointment is to be reviewed next year in the light of best practice. The Board meets at least eleven times each year and convenes additional meetings to deal with major matters as and when these arise. The Board has established a formal schedule of matters which are specifically reserved to it for decision thereby ensuring that it maintains control over strategies, financial and key operational issues. It has also put in place an organisational structure with clearly defined lines of responsibility and delegations of authority, which are reviewed from time to time.

Board committees

The Board has delegated certain powers and duties to the Board committees all of which operate within clearly defined terms of reference and in accordance with the Code, where applicable. All the committees meet regularly throughout the year except for the Nominations Committee which meets when required. The membership of the committees is set out on page 21.

The Nominations Committee makes recommendations to the Board on the appointment to the Board of both executive and non-executive Directors, considers succession planning and related issues. The Remuneration Committee's principal terms of reference are set out in the Remuneration Report on pages 28 to 30.

The main responsibilities of the Audit Committee are referred to later under 'Internal control'.

The Treasury Committee determines matters of Treasury policy and its approval is required for certain treasury transactions. The group's treasury affairs are managed centrally and in accordance with its Treasury Procedures Manual and Policy statement. Compliance with these policies and procedures is monitored by management, by the group's internal auditors and, to the extent necessary to support their audit report, by the external auditors.

The Environmental and Corporate Social Responsibility Advisory Committee's principal terms of reference are to help to further develop both the company's environmental leadership, strategy and objectives and address matters relating to corporate social responsibility. Additional details of the company's environmental objectives may be found on pages 26 and 27.

The Charitable Contributions Committee meets regularly throughout the year to decide upon donations and support to charities and similar worthy causes.

Finally, the Severn Trent Executive Committee has delegated authority to approve capital and other expenditure within defined limits which have been reviewed during the year by the Board. Proposals involving major undertakings or matters of strategic significance are subject to the detailed review and approval of the main Board. The Executive Committee is responsible for reviewing the financial and operational performance of all companies within the group and in establishing, or supporting the Board in establishing policies covering organisational and employment matters.

Directors
Details of current Directors are shown on pages 20 and 21.

Ms M L Cassoni joined the Board as a non-executive Director on 1 September 2001. Mr A S Perelman joined the Board as an executive Director on 1 October 2001. In accordance with the Articles of Association of the company, both Directors will retire at this year's Annual General Meeting and offer themselves for reappointment.

Mr M J Bettington and Mr M C Flower retire from the Board by rotation in accordance with the Articles of Association of the company and, being eligible, offer themselves for reappointment.

Mr A H Simon will retire from the Board at the conclusion of this year's Annual General Meeting but will not be seeking reappointment.

Mr Bettington has a service contract, which provides for not less than 12 months' written notice of termination by the company and not less than six months' written notice by him expiring at any time. Mr Perelman has a service contract which provides for not less than 24 months' written notice of termination by the company, reducing to not less than 12 months' written notice of termination by the company at the end of the first year of service and not less than six months' written notice by him expiring at any time. Ms Cassoni and Mr Flower, being non-executive Directors, do not have service contracts with the company.

The Directors of the company at 31 March 2002 and their interests in the shares of the company can be found on pages 31 and 32. No Director had an interest in the shares of any subsidiary undertaking. No contract significant to the company's business in which a Director had a material interest was entered into during the year.

Internal control
The Board has overall responsibility for the group's system of internal control and for reviewing its effectiveness. The Board has formally established policies and processes for identifying and evaluating the significant risks faced by the group. There are established procedures for managing the risks facing the group, of which the key elements are: an organisation structure with clear lines of accountability; regular, structured reviews of business risk by senior management; a scheme of delegated authority; pre-approval of plans, budgets and significant investments; and monthly reporting of financial results and other key business monitors.

The executive Directors and senior management teams of each of the principal subsidiary companies have identified the risks facing their businesses and have made an assessment of the impact of those risks. The controls that are in place to manage each of the more significant risks in each unit have been identified within a comprehensive control framework and an assessment has been made of the effectiveness of these controls.

The Directors of each of the principal subsidiary companies regularly consider new risks and threats and control weaknesses that may have become apparent and report at six-monthly intervals to the Group Chief Executive. They also conduct an annual review of the risks facing their businesses and report on this review in one of the six-monthly reports.

The Board reviews risk management and the effectiveness of the system of internal control through the Audit Committee. The Audit Committee meets three times a year and both the internal and external auditors have direct access to the Chairman of the Committee. The Audit Committee receives reports on a six-monthly frequency from the Group Chief Executive on the significant risks faced by the group, an assessment of the effectiveness of controls over each of those risks and an action plan to improve controls where this has been assessed as necessary. Any significant control weaknesses that have been identified are also reported to the Audit Committee. The Audit Committee also receives reports from internal audit and from management on specific control issues, agrees audit strategies and reviews reports from management on the financial results of the group. In addition, the external auditors present their audit strategy to the Audit Committee and report on significant control issues upon completion of their audit. The Chairman of the Audit Committee reports to the Board as do the external auditors.

The Directors confirm that there is an ongoing process for the identification, evaluation and management of the significant risks faced by the group. This process has been in place throughout the year ended 31 March 2002 and up to the date of approval of the Annual Report and Accounts. It accords with the guidance in the report on 'Internal Control Guidance for Directors on the Combined Code'.

A sound system of internal control is designed to manage risks but not necessarily eliminate them and therefore provides reasonable but not absolute assurance against a company failing to meet its business objectives or against material errors, losses or fraud or breaches of laws or regulations.

Environment, corporate social responsibility and sustainable development
Severn Trent's corporate vision is to be at the forefront of the environmental services industry. Environmental leadership, alongside quality and service, is a core value of the company.

The company has a policy statement that defines how the vision and values are incorporated into the company's activities in the context of sustainable development and corporate social responsibility. This policy statement is reviewed annually and is published on the company's website.

The company's performance in relation to this policy is the responsibility of the Chief Executive and is overseen by the Board. To support this process:

- the Board has constituted an Environmental and Corporate Social Responsibility Advisory Committee, whose remit is to advise on the company's activities and programmes in the relation to the environment and other aspects of corporate social responsibility, and a Charitable Contributions Committee which is responsible for allocating the budget for charitable contributions as approved by the Board each year;
- there is a company-wide environmental management system, certified to the international environmental management system standard ISO 14001, and a company-wide Community Affairs Programme;
- the company's Environmental Management Group, and also the Community Affairs Forum, both of which include senior representatives from each of the businesses, co-ordinate the implementation of these policies.

The company reports annually and publicly on its environmental performance, corporate social responsibility and contribution to sustainable development; the same report sets out the group's strategy and targets for the future. The most recent edition of this report, 'Stewardship' may be obtained from our website www.severntrent.com or by sending a request for a free copy to the address given on the back cover.

It is part of the company's strategy to play an active part in promoting policies and actions that will contribute to the protection of the environment, to corporate social responsibility and to sustainable development. For example, the company is a member of the World Business Council for Sustainable Development and sits on the Leadership Team of Business in the Environment – the UK based, business-led campaign for corporate environmental responsibility. The company engages regularly with representatives of local, regional and national Governments and with non-Governmental organisations on matters concerning the environment, corporate social responsibility and sustainable development; the company and its subsidiary businesses also contribute to the discussions of their relevant trade associations. The views and values that are advocated in these arenas are consistent with the policy statement referred to above and are described in the 'Stewardship' report.

The company's internal control system, described above, encompasses the consideration of risks that may be considered of an environmental, social or ethical nature with particular attention being paid to those risks likely to have a significant bearing on the company's principal activity – the provision of environmental services.

Economic and Monetary Union
Severn Trent started preparations for the introduction of the euro in mid 1997.

All our subsidiary and associated companies in the 'first wave' countries changed base accounting currencies to the euro by September 2001 in preparation for the end of the transition period and the introduction of euro notes and coins on 1 January 2002. Experience from this conversion work and from the work of other utilities in the eurozone has been a useful input into Severn Trent Water's conversion planning.

Severn Trent Water developed an internal changeover plan at an early stage to be ready for the significant system changes that would be necessary if the UK enters the EMU. This plan has been maintained and where necessary updated and extended during the last 12 months.

The government's assessment of the five economic tests will be published by June 2003. Severn Trent Water continues to work closely with HM Treasury in the planning of a possible UK transition period and also plays an active, leading role in Water UK's Euro group. These activities have enabled Severn Trent to plan a cost effective changeover.

Communications with shareholders and the Annual General Meeting
The company attaches considerable importance to the effectiveness of its communications with shareholders. Prior to the Annual General Meeting, private investors are given the opportunity to meet the Board and also to question them during the meeting itself. They are encouraged to participate in the meeting. Photographic displays and literature are available to shareholders at the Annual General Meeting to demonstrate the nature and extent of the group's environmental services. The company also responds to enquiries from shareholders as they arise throughout the year. The company will, on request, provide a summary of the proceedings of the Annual General Meeting. Regular communication is maintained with institutional shareholders and fund managers through meetings and presentations. Such communications are sensitive to the need not to disclose potentially price-sensitive information.

Going concern
Based upon its review of the group's budget for 2002/2003, outline business plans for the next five years and the committed borrowing facilities available to the group, the Board has a reasonable expectation that the group and the company have adequate resources to continue in operational existence for the foreseeable future. Accordingly the financial statements set out on pages 34 to 63 have been prepared on the going concern basis.

Auditors
A resolution proposing the reappointment of PricewaterhouseCoopers as auditors will be put to the Annual General Meeting.

By order of the Board
P P Davies LL.B. Solicitor
Group General Counsel and Company Secretary

11 June 2002

Remuneration report

The Remuneration Committee ('the Committee') of the Board comprises the following non-executive Directors:

M C Flower (Chairman), T D G Arculus and Dr J D G McAdam.

The Committee's role is to determine the remuneration policy and levels of pay and employment benefits for the executive Directors of Severn Trent Plc. The Committee does not deal with the fees payable to non-executive Directors, including the Chairman, for which the Board has the sole determination.

The Committee considers that the company has complied with the principles set out in the Financial Services Authority Combined Code ('the Code') concerning the Remuneration Committee's composition and operation.

In carrying out its responsibilities, the Committee receives professional advice from Andersen. This arrangement has been reviewed and confirmed during the current year.

1 Remuneration policy

The policy of the Committee is to determine, and regularly review and update, as appropriate, a framework within which total remuneration packages for executive Directors can be considered. The aims of the policy are to remunerate executive Directors at levels appropriate to the scope and complexity of their roles and having regard to performance as well as recognising the need to be competitive with businesses of similar size, complexity and geographical spread. The company seeks to attract, retain and motivate the highest quality of management for the ongoing efficient running and development of the company, taking into account the interests of shareholders, customers, employees and the local community. In framing its remuneration policy, the company has given full consideration to Schedule A of the Code.

2 Service contracts

The service contracts of most of the existing executive Directors have been amended and are now terminable by the company giving not less than 12 months' written notice (other than in the case of new appointments from outside the group where the contract has given an initial entitlement to a 24 month notice period reducing to 12 months at the end of the first year of service) and by the Directors giving not less than six months' notice of termination. This approach has been applied in the appointment of Mr A S Perelman. This is in line with the recommendations of the Code and is considered compatible with the need to attract and retain the highest calibre of executive Director.

In the cases of Directors who previously had written notice periods in excess of 12 months, contractual terms have been put in place which define levels of compensation payments that might be payable in the event of early termination.

In the case of Mr R A S Costin, whilst the Committee decided that he should retain his two-year contract, he resigned as a Director of the company in December 2001. Compensation for the balance of his contract only was paid. All current executive Directors are now on 12 month contracts, except for the initial transitional arrangements following the appointment of Mr A S Perelman.

The contracts for the executive Directors do not contain provision for any payments or for termination in the situation of a change in control.

Mr M J Bettington and Mr A S Perelman are the subject of reappointment as executive Directors at the Annual General Meeting and the Committee believes that their extensive knowledge and experience fully justify the continuation of the contractual arrangements which are outlined above.

3 Executive Directors

i Basic salary and benefits

The Committee has received independent advice on the appropriate level of salaries for executive Directors which takes into account the need to attract, retain and motivate executive Directors as well as maintaining the competitive position of the company within the market. The table of Directors' emoluments, on page 30, shows the basic fees and salaries of executive Directors for the financial year ended 31 March 2002.

The Committee has balanced the need to continue to pay salaries designed to attract, retain and motivate executive Directors with a requirement to be responsible and prudent in the interest of shareholders as well as having regard to the general level of inflation. The Committee recognises that it has a responsibility to shareholders to ensure salary and benefit levels remain competitive for the sectors in which the company operates. To fulfil this obligation, advice is sought from Andersen in the light of developments such as the completion of the integration of UK Waste and the general expansion of the company's activities. Notwithstanding this, the Committee will ensure that remuneration levels continue to reflect a prudent and responsible approach to executives' pay.

The principal benefits for executive Directors include the use of a motor car, fuel, private medical insurance, life assurance and an incapacity benefits scheme. In January 2002, the executive Directors were allowed to 'flex' these benefits under the company's Lifestyle scheme. As they are flexing within the same value of overall package, their individual choices are not reflected in the table of Directors' emoluments on page 30.

ii Performance related annual bonus

Executive Directors are eligible for annual bonuses to encourage improved performance, measured by reference to both financial and non-financial factors. Performance targets are established to align Directors' interests with shareholders and are measured by reference to profitability, together with specific targets for quality, service, environmental performance and the achievement of personal objectives. Benchmarks to monitor overall performance are established at the beginning of each year under review. Financial performance accounts for 60% of the bonus potential and the balance is dependent on performance in respect of the remaining factors. The performance requirements are stretching and involve an assessment of up to ten parameters for each executive Director. The maximum amount payable under the bonus scheme in 2001/2002 was 50% of basic salary (2000/2001: 40%), the additional 10% only being awarded for superior financial performance. The actual bonuses awarded for the year ended 31 March 2002 are shown in the table of Directors' emoluments on page 30.

iii Long-term incentives
A Long Term Incentive Plan ('LTIP') for executive Directors was approved by shareholders at the 1997 Annual General Meeting and amended with shareholder approval at the 2001 Annual General Meeting.

Performance for the 1999 and 2000 LTIPs is measured only by reference to Total Shareholder Return ('TSR') over a three-year period compared to the TSR of similar privatised utility companies. The performance for the 2001 LTIP is measured by reference to a combination of TSR and Economic Profit ('EP') targets.

The maximum allocation that may be made to an individual Director in any year is such number of shares as have a market value equal to 100% of basic salary. Shares are allocated annually by the Committee but are not released to executive Directors for a period of three years thereafter, provided that the TSR has achieved a prescribed ranking in comparison with the other companies and, in the case of the 2001 LTIP, that the EP targets have also been met. An allocation of shares equivalent to 50% of salary was awarded to executive Directors and other senior executives for the performance periods effective from 1 April 1999 and 1 April 2000. For the performance period effective from 1 April 2001, Mr Walker received an allocation of shares equivalent to 100% of his salary and the remaining executive Directors received allocations equivalent to 70% of their salaries. The performance criteria are specific to each of the Awards and changes in the number of comparator companies have been necessary as a result of consolidation and merger activity in the privatised utility sectors and because of differing regulatory regimes. The 1999 and 2000 Awards are based on a comparator table of 11 companies. The 2001 Award which has additional EP targets includes six comparators. No shares are released for comparator TSR performance below the median. Neither the Chairman nor the other non-executive Directors participate in the LTIP.

iv Pensions
The company's policy is to offer all executive Directors membership of the Senior Staff Pension Scheme ('the Scheme'). The total number of current executive Directors who participate in the Scheme is five.

This Scheme is a funded Inland Revenue approved final salary occupational pension scheme which provides:
- a normal retirement age of 60 years;
- an overall pension at normal retirement age of two-thirds of final pensionable salary, subject to the completion of 20 years' pensionable service;
- life cover of 4 x pensionable earnings;
- pension payable in the event of retirement on grounds of ill health;
- a spouse's pension on death.

The company has a future obligation in respect of Mr R A S Costin, Mr R M Walker, and Mr A S Perelman, all of whom joined this Scheme after 1 June 1989 and are therefore subject to the Inland Revenue earnings cap (2001/2002: £95,400), to pay the difference between their pension entitlement based upon the relevant portion of their salary and the maximum amount payable had the cap not been in place. The obligation is unfunded. The amount charged to the profit and loss account in the year for this future obligation was £213,900 for Mr Costin, £245,532 for Mr Walker, and £80,110 for Mr Perelman.

The Committee decided that in cases of executive Directors where the employees' pension contribution based on their actual annual salary exceeds the Inland Revenue Limit (15% of pension cap) the executive Director would only be required to contribute up to the Inland Revenue Limit, although their pension would still be based on their actual earnings.

A table detailing the Directors' pension provisions as required by the Code is shown on page 30.

4 Chairman and other non-executive Directors
Mr T D G Arculus became Chairman of the company on 29 July 1998 and is paid fees of £100,000 (£120,000 with effect from 1 August 2001, £117,600 with effect from 1 January 2002) per annum. In addition, the company contributes £26,280 (£28,680 with effect from 1 January 2002) per annum to Mr Arculus's private pension arrangements, as well as providing a driver's allowance, private health scheme insurance and car provision. In addition Mr Arculus receives with effect from 1 August 2001 a further fee of £10,000 per annum paid in the form of shares in the company.

Mr Arculus does not participate in any of the company's pension arrangements, share or bonus schemes or have the benefit of the provision of fuel for the car.

The other non-executive Directors are paid fees, which are reviewed from time to time by the Board. They were last increased in 1995. With effect from 1 August 2001 they are set at £27,500 per annum with £25,000 being paid in cash and £2,500 being paid in the form of shares in the company. In addition non-executive Directors who chair Committees of the Board, or act as a trustee to the company's pension schemes receive an additional fee of £2,500 (£5,000 with effect from 1 August 2001) per annum and the senior independent non-executive Director receives £2,250 per annum. Non-executive Directors who are appointed as non-executive Directors of subsidiary companies receive an additional fee of £10,000 per annum for each such appointment. Non-executive Directors do not participate in any incentive plan nor is any pension provision made for them except as mentioned above in relation to the Chairman. The non-executive Directors do not have service contracts or consultancy agreements with any group company.

5 Directors' emoluments

The emoluments of the Chairman, the executive Directors and fees payable to the non-executive Directors are as follows:

	Basic salary and fees[3] £000	Benefits in kind £000	Annual bonus £000	Other[1] £000	Total 2001/2002 £000	Total 2000/2001 £000
Chairman and other non-executive Directors						
T D G Arculus	119.5	15.7	–	5.7	140.9	115.2
E E Anstee	30.9	–	–	0.6	31.5	29.3
M L Cassoni (from 1.9.01)	16.0	–	–	–	16.0	–
M C Flower	40.9	–	–	–	40.9	29.5
J D G McAdam	26.7	–	–	–	26.7	13.5
F A Osborn	50.9	–	–	–	50.9	36.3
A H Simon	33.1	–	–	0.7	33.8	30.3
C Tritton	31.1	–	–	–	31.1	28.0
Executive Directors						
J K Banyard	162.2	16.1	61.6	0.4	240.3	227.9
M J Bettington	211.2	15.2	55.6	–	282.0	273.5
V Cocker (retired 30.10.00)	–	–	–	–	–	181.2
R A S Costin (retired 21.12.01)	139.5	16.0	59.0	0.1	214.6	263.9
B Duckworth	216.3	15.7	82.2	0.1	314.3	300.5
A S Perelman (from 1.10.01)	165.0	12.5	82.5	76.8	336.8	–
R M Walker[2]	356.0	23.9	112.7	0.1	492.7	414.4
Total emoluments	1,599.3	115.1	453.6	84.5	2,252.5	1,943.5

1 Other emoluments represent expenses chargeable to UK income tax paid to Directors. Included within this category for Mr Perelman, is £76,763 of relocation allowances.

2 Aggregate emoluments to Mr Walker, as highest paid Director, amounted to £492,700 (2001: £414,400).

3 Included within fees for the non-executive Directors, are amounts elected to be received by way of shares rather than as emoluments, to encourage participation in line with best practice. 133 shares with a gross value of £1,666.67 were received by all of the non-executive Directors for the period from 1 August 2001, with the exception of Mr Arculus who received 551 shares with a gross value of £6,779.60 and Ms Cassoni who received 116 shares with a gross value of £1,458.33.

4 Mr Costin's salary and benefits in kind are the amounts earned up to the date he retired as a member of the Board (21 December 2001). In the financial year, he received a further £52,700 in salary and £6,100 of benefits in kind in relation to the period following his retirement from the Board to 31 March 2002. Mr Costin retired from the company on 12 May 2002.

	Increase in accrued pension (excluding inflation) in the year to 31 March 2002[1] £000	Accumulated total accrued pension 31 March 2002 £000	Transfer value of the increase in accrued benefits[2] £000
Directors' pension provisions[3]			
J K Banyard	7.2	111.6	105.7
M J Bettington	10.3	88.0	100.9
R A S Costin	5.9	63.3	91.5
B Duckworth	7.6	116.8	85.5
A S Perelman	5.5	5.5	64.6
R M Walker	15.0	32.3	225.2

1 The amount of increase in accrued pension during the year excludes the effects of inflation, measured by reference to an estimate of the increase in the retail prices index between March 2001 and March 2002.

2 The transfer value of the increase in accrued benefits is calculated in accordance with Actuarial Guidance Note GN11, less a deduction in respect of each member's own pension contributions during the period. It does not represent a sum payable to individual Directors and cannot therefore meaningfully be added to annual remuneration.

3 In addition, the company contributes £26,280 per annum (£28,680 with effect from 1 January 2002) to Mr Arculus's private pension arrangements.

The Directors of the company at 31 March 2002 and their beneficial interests in the shares of the company were as follows:

i Beneficial holdings

	At 1 April 2001 or subsequent date of appointment	At 31 March 2002	At 11 June 2002
	Number of ordinary shares of 65⁵⁄₁₉p each	Number of ordinary shares of 65⁵⁄₁₉p each	Number of ordinary shares of 65⁵⁄₁₉p each
Chairman and other non-executive Directors			
T D G Arculus (Chairman)	10,000	10,551	10,551
E E Anstee	2,000	2,133	2,133
M L Cassoni	–	116	116
M C Flower	1,000	1,133	1,133
J D G McAdam	–	133	133
F A Osborn	510	643	643
A H Simon	1,985	2,118	2,118
C Tritton	2,727	2,860	2,860
Executive Directors			
J K Banyard	14,988	15,183	15,183
M J Bettington	9,085	9,144	9,144
B Duckworth	18,061	18,217	18,217
A S Perelman	–	–	–
R M Walker	569	598	598

Messrs Banyard, Bettington, Duckworth, Perelman and Walker have further interests in Severn Trent Plc ordinary shares of 65⁵⁄₁₉p each by virtue of having received contingent awards of shares under the Severn Trent Plc Long Term Incentive Plan (the 'Plan') on 30 July 1999, 10 August 2000 and 30 August 2001. The Plan operates on a three-year rolling basis. The Severn Trent Employee Share Ownership Trust is operated in conjunction with the Plan. Awards do not vest until they have been held in trust for three years and specific performance criteria have been satisfied. The details of the performance criteria are explained in the Remuneration Report on page 29. The individual interests, which represent the maximum aggregate number of shares to which each individual could become entitled, are as follows:

	At 1 April 2001			At 31 March 2002
	Number of ordinary shares of 65⁵⁄₁₉p each	Awards lapsed during year	Awarded during year	Number of ordinary shares of 65⁵⁄₁₉p each
J K Banyard	20,981	(4,975)	15,450	31,456
M J Bettington	25,238	(5,825)	20,109	39,522
B Duckworth	29,331	(7,038)	20,600	42,893
A S Perelman	–	–	31,428	31,428
R M Walker	13,012	–	48,435	61,447

No awards vested during the year, consequently there has been no gain on vesting (2001: £171,138).

No further awards have been made under the Plan as at 11 June 2002.

The performance period for allocations of shares made in 1999 ended on 31 March 2002. The Remuneration Committee has subsequently determined, based on the company's Total Shareholder Return over the three-year performance period, that participants are not entitled to any of the shares allocated. The 1999 contingent allocations of shares are included in the table above.

Directors' interests

ii Options over Ordinary shares

	At the start of the year (No. of shares)	Exercised during the year (No. of shares)	Granted during the year (No. of shares)	At the end of the year (No. of shares)	Year of grant of option	Exercise price (p)	Date from which exercisable	Expiry date
Executive share options								
J K Banyard	7,800	–	–	7,800	1993	625	Dec 1996	Dec 2003
B Duckworth	8,528	–	–	8,528	1993	625	Dec 1996	Dec 2003
Sharesave options[1]								
J K Banyard	1,633	–	–	1,633	1997	528	Apr 2002	Sep 2002
	1,024	–	–	1,024	2000	473	May 2003	Oct 2003
	–	–	866	866	2002	548	May 2005	Oct 2005
M J Bettington	2,158	–	–	2,158	1998	799	Apr 2003	Sep 2003
B Duckworth	1,306	–	–	1,306	1997	528	Apr 2002	Sep 2002
	1,228	–	–	1,228	2000	473	May 2003	Oct 2003
	–	–	693	693	2002	548	May 2005	Oct 2005
R M Walker	3,235	–	–	3,235	2001	568	May 2008	Oct 2008

1 The executive Directors, in common with all eligible UK employees of the group, are entitled to participate in the company's Inland Revenue approved Sharesave Scheme.

2 None of the executive Directors exercised any share options during the year so there has been no gain on exercise (2001: £13,085).

3 No executive share options in respect of executive Directors were granted or lapsed during the year. At 31 March 2002 there were 188 other executives participating in the group's Share Option Scheme (2001: 123).

4 At the close of business on 28 March 2002 (last trading day) the mid-market price of the company's shares was 738p (30 March 2001: 694.5p) and the range during the year was 670p to 784p.

Directors' responsibilities in relation to the financial statements

The Directors are required by the United Kingdom Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group as at the end of the financial year and of the profit or loss of the group for the financial year.

The Directors consider that in preparing the financial statements, the company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all United Kingdom Accounting Standards which they consider applicable have been followed, any material departures being disclosed and explained in the financial statements.

The Directors have responsibility for ensuring that the company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the company and which enable them to ensure that the financial statements comply with the United Kingdom Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

The maintenance and integrity of the Severn Trent Plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent auditors' report to the members of Severn Trent Plc

We have audited the financial statements which comprise the group profit and loss account, the group and company balance sheets, the cash flow statement, the statement of total recognised gains and losses and the related notes together with the additional disclosures relating to the remuneration of the Directors specified for our review by the Financial Services Authority, which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman's statement, the Group Chief Executive's review, the operating and financial review and the corporate governance statement.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group at 31 March 2002 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.


PRICEWATERHOUSECOOPERS

Chartered Accountants and Registered Auditors
Temple Court
35 Bull Street
Birmingham B4 6JT
11 June 2002

Group profit and loss account

	Notes	2002 £m	2001 (restated) £m
Turnover: group and share of joint ventures		**1,799.1**	1,685.9
Less: share of joint ventures' turnover		**(4.8)**	(4.3)
Turnover	2	**1,794.3**	1,681.6
Operating costs before goodwill amortisation and exceptional costs		**(1,385.4)**	(1,290.2)
Goodwill amortisation	3	**(26.5)**	(17.4)
Exceptional contract costs	3	**(25.0)**	–
Exceptional restructuring costs	3	**–**	(15.5)
Total operating costs	3	**(1,436.9)**	(1,323.1)
Group operating profit		**357.4**	358.5
Share of operating profit of joint ventures and associates	2	**9.9**	8.8
Exceptional profit on disposal of business	7	**8.0**	–
Profit before interest, goodwill amortisation and exceptional items	2	**418.8**	400.2
Goodwill amortisation	2	**(26.5)**	(17.4)
Profit before interest and exceptional items	2	**392.3**	382.8
Exceptional costs	2	**(25.0)**	(15.5)
Exceptional profits	2	**8.0**	–
Profit before interest	2	**375.3**	367.3
Net interest payable	5	**(159.0)**	(161.1)
Profit after interest before exceptional items		**233.3**	221.7
Exceptional items		**(17.0)**	(15.5)
Profit on ordinary activities before taxation		**216.3**	206.2
Taxation on profit on ordinary activities – current tax	6	**(16.1)**	(12.4)
– deferred tax	6	**(42.3)**	(52.4)
Total taxation	6	**(58.4)**	(64.8)
Profit on ordinary activities after taxation		**157.9**	141.4
Equity minority interests		**(0.6)**	(0.4)
Profit for the financial year		**157.3**	141.0
Dividends (including non-equity dividends)	8	**(157.6)**	(154.5)
Retained loss for the financial year	20	**(0.3)**	(13.5)
Earnings per share (pence)			
Basic	9	**45.9**	41.2
Diluted	9	**45.7**	41.0
Adjusted basic before exceptional items and deferred tax	9	**63.2**	61.0
Adjusted diluted before exceptional items and deferred tax	9	**62.9**	60.7

There is no difference between the profit on ordinary activities before taxation and the retained loss for the financial year stated above, and their historical cost equivalents.

The results for the year-ended 31 March 2001 have been restated as a result of applying FRS 19 'Deferred Tax' (note 1a).

All items dealt with in arriving at operating profit relate to continuing activities.

Balance sheets

At 31 March 2002

	Notes	Group 2002 £m	Group 2001 (restated) £m	Company 2002 £m	Company 2001 (restated) £m
Fixed assets					
Intangible assets – goodwill	10	**474.8**	466.6	**–**	–
Tangible assets	11	**4,891.8**	4,815.6	**8.0**	7.5
Investments in joint ventures					
Share of gross assets		**6.0**	6.6	**–**	–
Share of gross liabilities		**(4.6)**	(5.4)	**–**	–
Loans to joint ventures		**4.7**	3.8	**–**	–
		6.1	5.0	**–**	–
Investments in associates		**17.3**	17.2	**–**	–
Investments in subsidiaries		**–**	–	**3,421.9**	3,039.6
Other investments		**5.7**	5.4	**4.5**	3.6
Total Investments	12	**29.1**	27.6	**3,426.4**	3,043.2
		5,395.7	5,309.8	**3,434.4**	3,050.7
Current assets					
Stocks	13	**97.2**	82.6	**–**	–
Debtors	14	**390.5**	414.7	**44.9**	19.8
Short-term deposits		**19.1**	81.0	**–**	59.2
Cash at bank and in hand		**28.9**	35.0	**137.8**	511.1
		535.7	613.3	**182.7**	590.1
Creditors: amounts falling due within one year	15	**(1,112.8)**	(1,444.0)	**(532.8)**	(922.6)
Net current liabilities		**(577.1)**	(830.7)	**(350.1)**	(332.5)
Total assets less current liabilities		**4,818.6**	4,479.1	**3,084.3**	2,718.2
Creditors: amounts falling due after more than one year	16	**(2,042.8)**	(1,770.0)	**(134.8)**	(75.5)
Provisions for liabilities and charges	18	**(480.4)**	(418.0)	**(2.3)**	–
Net assets		**2,295.4**	2,291.1	**2,947.2**	2,642.7
Capital and reserves					
Called up share capital	19	**224.0**	223.6	**224.0**	223.6
Share premium account	20	**24.4**	20.2	**24.4**	20.2
Capital redemption reserve	20	**156.1**	156.1	**156.1**	156.1
Profit and loss account	20	**1,889.5**	1,890.0	**2,542.7**	2,242.8
Total equity shareholders' funds		**2,294.0**	2,289.9	**2,947.2**	2,642.7
Minority shareholders' interest (equity)		**1.4**	1.2	**–**	–
		2,295.4	2,291.1	**2,947.2**	2,642.7

The group and company balance sheets at 31 March 2001 have been restated as a result of applying FRS 19 'Deferred Tax' (note 1a).

Signed on behalf of the Board who approved the accounts on 11 June 2002.





David Arculus Chairman

Alan Perelman Group Finance Director

Group cash flow statement

	Notes	2002 £m	2002 £m	2001 £m	2001 £m
Net cash inflow from operating activities	24a		**665.5**		617.8
Dividends received from associates and joint ventures			**1.2**		1.0
Returns on investments and servicing of finance	24b		**(144.9)**		(126.8)
Taxation			**(6.7)**		(6.4)
Capital expenditure and financial investment	24c		**(352.1)**		(365.7)
Acquisitions and disposals	24d		**-**		(427.9)
Equity dividends paid			**(154.1)**		(153.7)
Net cash inflow/(outflow) before use of liquid resources and financing			**8.9**		(461.7)
Management of liquid resources	24e		**62.0**		(44.9)
Financing					
(Decrease)/increase in debt		**(81.5)**		515.7	
Redemption of shares		**-**		(9.1)	
Issue of shares		**3.4**		6.7	
	24f		**(78.1)**		513.3
(Decrease)/increase in cash			**(7.2)**		6.7

Reconciliation of net cash flow to movement in net debt

	Notes	2002 £m	2002 £m	2001 £m	2001 £m
(Decrease)/increase in cash (as above)		**(7.2)**		6.7	
Cash flow from movement in net debt and financing		**81.5**		(515.7)	
Cash flow from movement in liquid resources		**(62.0)**		44.9	
Change in net debt resulting from cash flows			**12.3**		(464.1)
Net (debt)/cash assumed/relinquished with acquisitions and disposals	24g		**(8.7)**		13.7
Rolled up interest on finance leases			**(2.2)**		(14.4)
Currency translation differences			**(0.7)**		(6.0)
Other non cash items			**(1.9)**		(0.3)
Increase in net debt			**(1.2)**		(471.1)
Opening net debt			**(2,410.5)**		(1,939.4)
Closing net debt	24g		**(2,411.7)**		(2,410.5)

Statement of total recognised gains and losses

Year ended 31 March 2002

	Group	
	2002	2001 (restated)
	£m	£m
Profit for the financial year – group	**155.7**	139.4
– joint ventures	**0.6**	0.6
– associates	**1.0**	1.0
Total profit for the financial year	**157.3**	141.0
Currency translation differences	**(1.4)**	25.7
Goodwill written off to reserves on pre April 1998 acquisition (earn-out consideration)	**(0.7)**	–
Goodwill charged to profit on disposal, previously written off to reserves pre April 1998	**3.1**	–
Total recognised gains and losses for the year	**158.3**	166.7

The company had no recognised gains or losses other than the profit for the year.

Reconciliation of movements in shareholders' funds

		Group		Company	
		2002	2001 (restated)	**2002**	2001 (restated)
	Notes	**£m**	£m	**£m**	£m
Opening shareholders' funds (2001 as previously stated)		**2,289.9**	2,546.7	**2,642.7**	1,639.1
Prior year adjustment	1a	**–**	(266.6)	**–**	7.3
Opening shareholders' funds (2001 restated)		**2,289.9**	2,280.1	**2,642.7**	1,646.4
Profit for the financial year (2001 as previously stated)		**157.3**	193.4	**458.7**	1,158.2
Prior year adjustment	1a	**–**	(52.4)	**–**	(5.0)
Profit for the financial year (2001 restated)		**157.3**	141.0	**458.7**	1,153.2
Dividends (including non-equity dividends)		**(157.6)**	(154.5)	**(157.6)**	(154.5)
		(0.3)	(13.5)	**301.1**	998.7
Other recognised gains and losses relating to the year		**1.0**	25.7	**–**	–
Shares issued		**3.4**	6.7	**3.4**	6.7
Redemption of shares		**–**	(9.1)	**–**	(9.1)
Net addition to shareholders' funds		**4.1**	9.8	**304.5**	996.3
Closing shareholders' funds		**2,294.0**	2,289.9	**2,947.2**	2,642.7

The reconciliation of movements in shareholders' funds and the statement of total recognised gains and losses for the year ended 31 March 2001 have been restated as a result of applying FRS 19 'Deferred Tax' (note 1a).

1 Accounting policies

a Basis of accounting

The financial statements have been prepared under the historical cost convention in accordance with applicable Accounting Standards and, except for the treatment of certain grants and contributions, comply with the requirements of the United Kingdom Companies Act 1985 ('the Act'). An explanation of this departure from the requirements of the Act is given in the policy on grants and contributions below.

In preparing these financial statements the group has adopted the following Financial Reporting Standards for the first time.

FRS 17 – 'Retirement Benefits'
FRS 18 – 'Accounting Policies'
FRS 19 – 'Deferred Tax'

The group has adopted the transitional provisions of FRS 17, requiring certain additional disclosures, which are set out in note 23. Full adoption is not required in respect of the Severn Trent group, until the year ended 31 March 2004.

No changes have been effected to the group's accounting policies as a result of adopting FRS 18.

FRS 19 introduces a form of full provisioning for deferred tax, replacing the partial provision method previously followed under SSAP 15. In complying with SSAP 15, the group did not previously provide for deferred tax. As a consequence of adopting FRS 19, the group has been required to reflect a full provision for deferred tax, and to restate prior year figures. A deferred tax provision of £266.6 million has been introduced at 31 March 2000 with a corresponding reduction in shareholders' funds. The tax charge for the year ended 31 March 2001 has been increased by £52.4 million and the tax charge in the year to 31 March 2002 by £42.3 million. An additional £5.3 million of goodwill has also been capitalised in respect of prior-year acquisitions. As permitted by the Standard, discounting has been applied.

b Basis of consolidation

The financial statements include the results of Severn Trent Plc and its subsidiary, joint venture and associated undertakings. The results of subsidiaries, joint ventures and associated undertakings are included from the date of acquisition or incorporation, and excluded from the date of disposal. The results of joint venture undertakings are accounted for on a gross equity basis where the company's holding is 50% and the company exercises joint control under a contractual arrangement. The results of associates are accounted for on an equity basis where the company's holding is 20% or more and the company exercises significant influence.

c Turnover

Turnover represents income receivable in the ordinary course of business for services provided.

d Tangible fixed assets and depreciation

Tangible fixed assets comprise:

i Infrastructure assets

Infrastructure assets comprise a network of systems being mains and sewers, impounding and pumped raw water storage reservoirs, dams and sludge pipelines.

Expenditure on infrastructure assets relating to increases in capacity or enhancements of the network and on maintaining the operating capability of the network in accordance with the defined standards of service is treated as an addition and included at cost after deducting grants and contributions.

The depreciation charged for infrastructure assets is the estimated level of annual expenditure required to maintain the operating capability of the network, after taking account of relevant grants and contributions, based on the company's independently certified asset management plan.

ii Landfill sites

Landfill sites are included within Land and Buildings at cost less accumulated depreciation.

The cost of landfill sites is amortised over the estimated life of the site, on the basis of the usage of void space. Cost includes the cost of acquiring and developing sites but does not include interest. Each landfill site is divided into a number of operational cells; the depreciation charge is calculated for each individual cell over its estimated life, on the basis of the usage of the void space within the cell concerned.

iii Other assets
Other assets are included at cost less accumulated depreciation. Freehold land is not depreciated.

Other assets are depreciated over their estimated economic lives, which are principally as follows:

	Years
Buildings	30–60
Operational structures	40–80
Fixed plant	20–40
Vehicles, mobile plant and computers	2–15

Assets in the course of construction are not depreciated until commissioned.

e Leased assets
Where assets are financed by leasing arrangements which transfer substantially all the risks and rewards of ownership of an asset to the lessee (finance leases), the assets are accounted for as if they had been purchased and the corresponding capital cost is shown as an obligation to the lessor. Lease payments are treated as consisting of a capital element and a finance charge, the capital element reducing the obligation to the lessor and the finance charge being written off to the profit and loss account over the period of the lease in proportion to the capital amount outstanding. Depreciation is charged over the shorter of the estimated useful life and the lease period.

All other leases are accounted for as operating leases. Rental costs arising under operating leases are expensed in the year in which they are incurred.

f Grants and contributions
Grants and contributions received in respect of non infrastructure assets are treated as deferred income and are recognised in the profit and loss account over the useful economic life of those assets.

In accordance with industry practice, grants and contributions relating to infrastructure assets have been deducted from the cost of fixed assets. This is not in accordance with Schedule 4 to the Act, which requires assets to be shown at their purchase price or production cost and hence grants and contributions to be presented as deferred income. This departure from the requirements of the Act is, in the opinion of the Directors, necessary to give a true and fair view as, while a provision is made for depreciation of infrastructure assets, these assets do not have determinable finite lives and therefore no basis exists on which to recognise grants and contributions as deferred income. The effect of this departure is that the cost of fixed assets is £294.5 million lower than it would otherwise have been (2001: £267.6 million).

Those grants and contributions relating solely to maintaining the operating capability of the infrastructure network are taken into account in determining the depreciation charged for infrastructure assets.

g Investments
Investments held as fixed assets are stated at cost less amounts written off.

h Stocks
Stocks are stated at cost less provisions necessary to account for any damage and obsolescence. Work in progress is valued at the lower of cost and net realisable value. Cost includes labour, materials, transport and an element of overheads.

Development land and properties are included at the lower of cost and net realisable value. Cost includes the cost of acquiring and developing the sites. The net realisable value of development land is based upon its value as a serviced site, after taking account of the cost of providing infrastructure services. Turnover and attributable profits on properties under development are determined by reference to valuation of work carried out to date.

i Landfill restoration costs
Provision for the cost of restoring landfill sites is made over the operational life of each landfill site and charged to the profit and loss account on the basis of the usage of void space.

j Environmental control and aftercare costs
Environmental control and aftercare costs are incurred over the operational life of each landfill site and may be incurred for a considerable period thereafter. Provision for all such costs is made over the operational life of the site and charged to the profit and loss account on the basis of the usage of void space.

k Insurance
Provision is made for claims notified and for claims incurred but which have not yet been notified, based on advice from the group's external insurance advisers.

1 Accounting policies continued

l Pension costs

Costs of defined benefit pension schemes are determined by an independent actuary so as to spread the cost of providing pension benefits over the estimated period of employees' average service lives with the group. Costs of defined contribution pension schemes are charged to the profit and loss account in the period in which they fall due.

m Foreign currency

The trading results of overseas subsidiary and associated undertakings are translated into sterling using average rates of exchange ruling during the year.

The net equity interests in overseas subsidiary and associated undertakings are translated into sterling at the rates of exchange ruling at the year-end. Exchange differences thus arising are treated as movements in reserves together with exchange differences on loans between group companies. Exchange differences arising in respect of foreign exchange instruments taken out as hedges of overseas investments are also treated as movements in reserves.

All other foreign currency denominated assets and liabilities of the company and its United Kingdom subsidiary undertakings are translated into sterling at the rates of exchange ruling at the year-end. In those instances where forward cover has been arranged, the forward rate is used. Any exchange differences so arising are dealt with through the profit and loss account.

Foreign currency transactions arising during the year are translated into sterling at the rate of exchange ruling on the date of the transaction. All profits and losses on exchange arising during the year are dealt with through the profit and loss account.

n Research and development

Research and development expenditure is charged to the profit and loss account in the year in which it is incurred. Expenditure on fixed assets relating to research and development projects is written off over the expected useful life of those assets.

o Deferred tax

Deferred tax is fully provided in respect of timing differences between the treatment of certain items for taxation and accounting purposes. Material deferred tax balances arising are discounted by applying an appropriate risk free discount rate. For the purposes of discounting, the period over which accelerated capital allowances in respect of infrastructure assets reverse, is determined by the estimated annual cost of maintaining the operating capability of the network.

p Goodwill

Goodwill represents the excess of purchase consideration over the fair value of the net assets acquired.

Goodwill arising on all acquisitions prior to 1 April 1998 remains eliminated against reserves. Purchased goodwill arising on acquisitions after 31 March 1998 is treated as an intangible fixed asset in the balance sheet and stated at cost less accumulated amortisation. Capitalised goodwill is amortised on a straight line basis over its useful economic life. Useful economic lives are currently estimated at between 5 and 20 years.

q Euro costs

Costs of preparing systems and other applications for the introduction of the Euro are written off to the profit and loss account as incurred, unless there is a significant enhancement to the system or application, in which case, the costs are capitalised and depreciated in line with the policy stated in d.

r Derivatives and other financial instruments

Debt instruments

The financial costs of debt instruments are charged to the profit and loss account over the term of the debt at a constant rate on the carrying amount. Such costs include the cost of issue and any discount to face value arising on issue, or any premium arising on maturity.

Differences arising from the movement in exchange rates during the year on translation into sterling of the foreign currency borrowings and similar instruments used to finance long-term equity investments, are taken directly to reserves and reported in the statement of total recognised gains and losses.

Derivative financial instruments

Financial instruments, in particular, interest rate and currency swaps, are used to manage the financial risks arising from the business activities of the group and the financing of those activities. There is no trading activity in financial instruments. A review of how the financial risks are managed is included in the Financial review. Financial instruments are accounted for as follows:

- interest rate swaps are used to hedge the group's exposure to movements in interest rates. The interest payable or receivable on such swaps is accrued in the same way as interest arising on deposits or borrowings. Interest rate swaps are not revalued to fair value prior to maturity.
- currency swaps are used to hedge foreign currency investments. The future currency exchange within such contracts is revalued to the rate of exchange at the balance sheet date and any unrealised gain or loss is matched with that on the underlying asset or liability in reserves. The interest coupon on such swaps is accrued in the same way as that on borrowings and deposits.

The aggregate fair values at the balance sheet date of the hedging instruments described above are disclosed in note 17 to the accounts.

2 Segmental analysis

a Analysis of turnover and profit before interest by geographical origin and type of business

	United Kingdom		Other – principally USA and Europe		Group	
	2002 £m	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m
Group turnover						
Water and sewerage	**899.9**	887.2	**-**	–	**899.9**	887.2
Waste management	**449.5**	353.7	**45.3**	42.3	**494.8**	396.0
Services	**46.0**	49.1	**335.6**	301.3	**381.6**	350.4
Systems	**52.1**	43.7	**9.9**	26.3	**62.0**	70.0
Property, Engineering consultancy and Insurance	**41.0**	92.6	**2.0**	–	**43.0**	92.6
Inter segment trading	**(84.2)**	(114.0)	**(2.8)**	(0.6)	**(87.0)**	(114.6)
	1,404.3	1,312.3	**390.0**	369.3	**1,794.3**	1,681.6
Group profit before interest, goodwill amortisation and exceptional items						
Water and sewerage	**334.1**	330.5	**-**	–	**334.1**	330.5
Waste management	**71.7**	41.8	**1.3**	3.9	**73.0**	45.7
Services	**1.6**	3.9	**30.4**	34.2	**32.0**	38.1
Systems	**(0.2)**	1.7	**(5.5)**	(7.1)	**(5.7)**	(5.4)
Property, Engineering consultancy and Insurance	**1.5**	4.4	**-**	–	**1.5**	4.4
Unrealised profit on inter segment trading	**(1.1)**	(1.0)	**-**	–	**(1.1)**	(1.0)
Corporate overheads	**(15.0)**	(12.1)	**-**	–	**(15.0)**	(12.1)
	392.6	369.2	**26.2**	31.0	**418.8**	400.2
Goodwill amortisation	**(17.3)**	(9.1)	**(9.2)**	(8.3)	**(26.5)**	(17.4)
Group profit before interest and exceptional items						
Water and sewerage	**334.1**	330.5	**-**	–	**334.1**	330.5
Waste management	**55.0**	33.2	**1.2**	3.8	**56.2**	37.0
Services	**1.0**	3.4	**21.4**	26.2	**22.4**	29.6
Systems	**(0.2)**	1.7	**(5.6)**	(7.3)	**(5.8)**	(5.6)
Property, Engineering consultancy and Insurance	**1.5**	4.4	**-**	–	**1.5**	4.4
Unrealised profit on inter segment trading	**(1.1)**	(1.0)	**-**	–	**(1.1)**	(1.0)
Corporate overheads	**(15.0)**	(12.1)	**-**	–	**(15.0)**	(12.1)
	375.3	360.1	**17.0**	22.7	**392.3**	382.8
Exceptional items						
Exceptional contract costs – Systems	**-**	–	**(25.0)**	–	**(25.0)**	–
Profit on disposal of business – Systems	**-**	–	**8.0**	–	**8.0**	–
Exceptional restructuring costs – Waste management	**-**	(15.5)	**-**	–	**-**	(15.5)
	-	(15.5)	**(17.0)**	–	**(17.0)**	(15.5)
Group profit before interest						
Water and sewerage	**334.1**	330.5	**-**	–	**334.1**	330.5
Waste management	**55.0**	17.7	**1.2**	3.8	**56.2**	21.5
Services	**1.0**	3.4	**21.4**	26.2	**22.4**	29.6
Systems	**(0.2)**	1.7	**(22.6)**	(7.3)	**(22.8)**	(5.6)
Property, Engineering consultancy and Insurance	**1.5**	4.4	**-**	–	**1.5**	4.4
Unrealised profit on inter segment trading	**(1.1)**	(1.0)	**-**	–	**(1.1)**	(1.0)
Corporate overheads	**(15.0)**	(12.1)	**-**	–	**(15.0)**	(12.1)
	375.3	344.6	**-**	22.7	**375.3**	367.3

Turnover by origin and destination do not differ materially.

The basis on which the geographical analysis of Services' and Systems' results is determined has been modified to more appropriately reflect the performance of operations by territory. Comparative figures have been amended accordingly.

2 Segmental analysis continued

b Joint ventures and associates

	United Kingdom		Other – principally USA and Europe		Group	
	2002 £m	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m
Share of joint venture's turnover	**3.6**	3.5	**1.2**	0.8	**4.8**	4.3
Share of operating profit of joint ventures and associates:						
Joint ventures	**0.9**	0.9	**–**	–	**0.9**	0.9
Associates	**–**	–	**9.0**	7.9	**9.0**	7.9
	0.9	0.9	**9.0**	7.9	**9.9**	8.8

c Acquisitions

The profit and loss account and segmental analysis include the following amounts in respect of businesses acquired during the year:

	Turnover			Operating profit		
	United Kingdom £m	Other – principally USA and Europe £m	**Total £m**	United Kingdom £m	Other – principally USA and Europe £m	**Total £m**
Services	1.1	6.2	**7.3**	0.1	1.0	**1.1**

Services operating profit in the table above is after charging goodwill amortisation of £0.3 million.

d Analysis of net operating assets by geographical location and type of business

	United Kingdom		Other – principally USA and Europe		Group	
	2002 £m	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 (restated) £m
Water and sewerage	**4,368.5**	4,272.6	**–**	–	**4,368.5**	4,272.6
Waste management	**208.9**	223.2	**24.1**	19.0	**233.0**	242.2
Services	**18.7**	20.3	**160.3**	169.0	**179.0**	189.3
Systems	**5.7**	6.9	**(16.5)**	12.3	**(10.8)**	19.2
Property, Engineering consultancy, Insurance and Corporate	**27.4**	23.3	**–**	–	**27.4**	23.3
Net operating assets	**4,629.2**	4,546.3	**167.9**	200.3	**4,797.1**	4,746.6
Goodwill:						
Waste management					**305.2**	304.8
Services					**169.6**	161.1
Systems					**–**	0.7
Short-term deposits, cash, borrowings, taxation and dividends payable					**(2,976.5)**	(2,922.1)
					2,295.4	2,291.1

3 Operating costs

		2002 £m	2001 £m
Wages and salaries		**376.3**	355.0
Social security costs		**29.9**	31.6
Pension costs (note 23)		**26.3**	23.2
Total employee costs		**432.5**	409.8
Power		**40.0**	40.8
Raw materials and consumables		**145.8**	130.8
Rates		**56.8**	47.0
Service charges		**22.8**	21.6
Waste disposal costs		**71.3**	58.4
Other operating costs		**283.8**	266.6
Depreciation	– on owned assets	**219.8**	209.9
	– on assets held under finance leases	**7.5**	3.6
	– on infrastructure assets	**54.1**	53.9
Amortisation	– goodwill	**26.5**	17.4
Hired and contracted services		**124.0**	118.8
Environmental and landfill restoration costs		**10.0**	8.2
Operating lease rental	– land and buildings	**10.8**	10.2
	– other	**5.9**	6.4
Hire of plant and machinery		**17.4**	11.3
Research and development expenditure		**3.5**	3.4
Auditors' remuneration	– audit work	**0.6**	0.6
	– non audit work	**0.8**	0.6
Profit on disposal of fixed assets		**(2.0)**	(0.3)
		1,531.9	1,419.0
Own work capitalised		**(95.0)**	(95.9)
Total operating costs		**1,436.9**	1,323.1

Exceptional costs included in the above analysis are as follows:

Exceptional contract costs in the year ended 31 March 2002 of £25.0 million, arising in Severn Trent Systems, relate to the costs of completing onerous software contracts in the USA. The majority of these costs relate to other operating costs.

Exceptional restructuring costs in the year ended 31 March 2001 of £15.5 million relate to the costs of restructuring Biffa Waste Services following the acquisition of UK Waste and comprise £4.2 million employee costs and £11.3 million other operating costs.

During the year PricewaterhouseCoopers earned the following fees:

	2002 £m	2001 £m
Included in operating costs above:		
Audit fees	**0.6**	0.6
Non-audit fees	**0.8**	0.6
Capitalised as part of acquisition costs	**0.6**	2.3
Total fees	**2.0**	3.5

It is the group's practice to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where their expertise and experience with the group are important, for example relating to tax advice and due diligence reporting on acquisitions.

Included in auditors' remuneration is £55,000 (2001: £52,000) in respect of the audit of the company.

Details of Directors' remuneration are set out on pages 28 to 32.

4 Employee numbers

Average number of employees during the year (full time equivalent):

	2002 Number	2001 Number
By type of business:		
Water and sewerage	**4,662**	4,837
Waste management	**3,904**	3,358
Services	**4,825**	4,686
Systems	**641**	826
Property, Engineering consultancy, Insurance and Corporate	**340**	350
	14,372	14,057
By geographical location:		
United Kingdom	**9,759**	9,417
Other – principally USA and Europe	**4,613**	4,640
	14,372	14,057

5 Net interest payable

	2002 £m	2001 £m
Interest receivable and similar income	**4.2**	22.3
Interest payable and similar charges:		
Bank loans and overdrafts	**(43.2)**	(110.2)
Other loans	**(85.8)**	(38.9)
Interest on discounted provisions	**(3.0)**	(1.7)
Finance leases	**(24.2)**	(26.3)
	(152.0)	(154.8)
Share of joint ventures	**(0.2)**	(0.3)
Share of associates	**(6.8)**	(6.0)
	(159.0)	(161.1)

6 Taxation

a Analysis of charge in the year

		2002 £m	2001 (restated) £m
Current tax			
UK corporation tax	– current year at 30%	**17.5**	8.9
	– prior year	**(5.1)**	0.3
Double taxation relief		**(0.6)**	(0.5)
Total UK tax		**11.8**	8.7
Overseas taxation	– current year	**3.0**	3.0
	– prior year	**–**	(0.2)
Total overseas tax		**3.0**	2.8
Total current tax	– group	**14.8**	11.5
Share of tax charges of	– joint ventures	**0.1**	–
	– associates	**1.2**	0.9
Total current tax		**16.1**	12.4
Deferred tax (note 1a)			
Origination and reversal of timing differences	– current year	**59.3**	65.0
	– prior year	**5.0**	–
Increase in discount		**(22.0)**	(12.6)
Total deferred tax		**42.3**	52.4
Total tax charge		**58.4**	64.8

The group has adapted FRS 19 'Deferred Tax' in the year ended 31 March 2002 (note 1a). This has resulted in an increase in the tax charge of £42.3 million in the current year and a restatement of the prior year charge (£52.4 million higher than that previously reported).

b Factors affecting the current tax charge in the year

The current tax assessed for the year is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2002 £m	2001 £m
Profit on ordinary activities before tax	**216.3**	206.2
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2001: 30%)	**64.9**	61.9
Effects of:		
Expenses not deductible for tax purposes	**13.6**	14.3
Capital allowances for year in excess of depreciation	**(50.0)**	(55.5)
Utilisation of/movement in short-term timing differences	**(8.9)**	(4.8)
Utilisation of/movement in tax losses	**(0.1)**	(4.7)
Overseas tax rate differences	**1.7**	1.1
Adjustments to tax charge in respect of prior periods	**(5.1)**	0.1
Total current tax	**16.1**	12.4

c Factors affecting future rates

The group's current tax charge of £16.1 million (2001: £12.4 million) represents 6.9% (2001: 5.6%) of the group's profit after interest but before exceptional items. Due to the changing shape and maturity of the group, the current tax charge as a percentage of profit after interest but before exceptional items is expected to increase.

The group's deferred tax charge in future years is more difficult to predict as, in particular, it is impacted by changes in interest rates from one balance sheet date to the next.

7 Exceptional profit on disposal of business

	2002 £m
Gain on disposal of subsidiary net assets	**11.1**
Goodwill previously eliminated against reserves	**(3.1)**
Profit on sale of subsidiary	**8.0**

In May 2001, the group sold Stoner Associates (a wholly owned subsidiary and part of the Severn Trent Systems business) for $26.0 million, realising a gain of £8.0 million on disposal. No current tax arises on the gain as a result of available tax losses.

8 Dividends

	2002		2001	
	Pence per share	£m	Pence per share	£m
Interim dividend declared	**17.34**	**59.5**	17.00	58.2
Final dividend proposed	**28.56**	**98.1**	28.00	96.1
	45.90	**157.6**	45.00	154.3
B share dividend paid	**–**	**–**	1.02	0.2
Total		**157.6**		154.5

9 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the Severn Trent Employee Share Ownership Trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the company's shares during the year.

Supplementary adjusted earnings per share figures are presented. These exclude the effects of exceptional restructuring costs in 2001, exceptional contract costs and profit on disposal of business in 2002 and deferred tax in both 2001 and 2002. The Directors consider that the supplementary figures provide a useful additional indication of performance.

	2002			2001 (restated)		
	Earnings £m	**Weighted average number of shares m**	**Per share amount pence**	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	**157.3**	**342.8**	**45.9**	140.8	342.1	41.2
Effect of dilutive options	**–**	**1.5**	**(0.2)**	–	1.5	(0.2)
Diluted earnings per share	**157.3**	**344.3**	**45.7**	140.8	343.6	41.0
Supplementary earnings per share						
Basic earnings per share	**157.3**	**342.8**	**45.9**	140.8	342.1	41.2
Effect of:						
Exceptional profit on disposal of business	**(8.0)**	**–**	**(2.3)**	–	–	–
Exceptional contract costs	**25.0**	**–**	**7.3**	–	–	–
Exceptional restructuring costs	**–**	**–**	**–**	15.5	–	4.5
Deferred tax	**42.3**	**–**	**12.3**	52.4	–	15.3
Adjusted basic earnings per share before exceptional items and deferred tax	**216.6**	**342.8**	**63.2**	208.7	342.1	61.0
Diluted earnings per share	**157.3**	**344.3**	**45.7**	140.8	343.6	41.0
Effect of:						
Exceptional profit on disposal of business	**(8.0)**	**–**	**(2.3)**	–	–	–
Exceptional contract costs	**25.0**	**–**	**7.2**	–	–	–
Exceptional restructuring costs	**–**	**–**	**–**	15.5	–	4.5
Deferred tax	**42.3**	**–**	**12.3**	52.4	–	15.2
Adjusted diluted earnings per share before exceptional items and deferred tax	**216.6**	**344.3**	**62.9**	208.7	343.6	60.7

10 Goodwill

	2002 £m
Cost	
At 1 April 2001 as previously stated	487.5
Prior year adjustment (notes 1a and 21b)	5.3
At 1 April 2001 restated	492.8
Arising on acquisitions in the year (note 21a)	14.3
Arising on prior year acquisitions (note 21b)	21.1
Disposal of business	(1.1)
Exchange adjustments	(0.1)
At 31 March 2002	**527.0**
Amortisation	
At 1 April 2001	26.2
Charge for year	26.5
Disposal of business	(0.4)
Exchange adjustments	(0.1)
At 31 March 2002	**52.2**
Net book value	
At 31 March 2002	**474.8**
At 31 March 2001 restated	466.6

11 Tangible assets

				Group	Company
	Land and buildings £m	Infrastructure assets £m	Plant and equipment £m	Total £m	Total £m
Cost					
At 1 April 2001	1,878.0	2,769.3	2,387.0	7,034.3	10.8
Acquisition of businesses	0.2	–	2.1	2.3	–
Fair value adjustments (prior year acquisitions)	(1.6)	–	(3.8)	(5.4)	–
Disposal of business	–	–	(16.2)	(16.2)	–
Additions	74.7	152.8	191.6	419.1	1.2
Grants and contributions	–	(26.9)	–	(26.9)	–
Disposals	(11.5)	(0.7)	(57.7)	(69.9)	–
Reclassifications and transfers	0.9	(0.2)	(6.5)	(5.8)	–
Exchange adjustments	(0.3)	–	(0.9)	(1.2)	–
At 31 March 2002	**1,940.4**	**2,894.3**	**2,495.6**	**7,330.3**	**12.0**
Depreciation					
At 1 April 2001	522.8	775.0	920.9	2,218.7	3.3
Charge for year	55.8	54.1	171.5	281.4	0.7
Acquisition of businesses	–	–	0.9	0.9	–
Disposal of business	–	–	(10.8)	(10.8)	–
Disposals	(6.7)	(0.7)	(39.9)	(47.3)	–
Reclassifications and transfers	(0.1)	–	(3.7)	(3.8)	–
Exchange adjustments	(0.1)	–	(0.5)	(0.6)	–
At 31 March 2002	**571.7**	**828.4**	**1,038.4**	**2,438.5**	**4.0**
Net book value					
At 31 March 2002	**1,368.7**	**2,065.9**	**1,457.2**	**4,891.8**	**8.0**
At 31 March 2001	1,355.2	1,994.3	1,466.1	4,815.6	7.5

i Included in tangible fixed assets are assets held under finance leases as follows:

	2002 £m	2001 £m
Cost	**451.1**	443.9
Accumulated depreciation	**(58.0)**	(50.6)
Net book value	**393.1**	393.3

ii Grants and contributions received relating to infrastructure assets have been deducted from the cost of fixed assets in order to show a true and fair view as set out in note 1f.

iii The net book value of land and buildings is analysed as follows:

	2002 £m	2001 £m
Freehold	**1,296.7**	1,255.2
Long leasehold	**44.6**	70.2
Short leasehold	**27.4**	29.8
	1,368.7	1,355.2

iv The net book value of land and buildings includes £118.2 million (2001: £125.9 million) in respect of landfill sites.

v Included in the above are the following tangible fixed assets not subject to depreciation:

	2002 £m	2001 £m
Land	**31.2**	23.4
Assets in the course of construction	**225.3**	224.2
	256.5	247.6

vi At 31 March 2002, the company's tangible fixed assets comprised freehold land and buildings with a net book value of £6.8 million (2001: £6.8 million) and plant and equipment with a net book value of £1.2 million (2001: £0.7 million).

12 Investments

		Group 2002 £m		2001 £m
Investments in joint ventures:				
Share of gross assets	**6.0**		6.6	
Share of gross liabilities	**(4.6)**		(5.4)	
Loans	**4.7**		3.8	
		6.1		5.0
Investments in associates:				
Share of net assets	**14.7**		14.9	
Loans	**2.6**		2.3	
		17.3		17.2
Other investments		**1.2**		1.8
Own shares		**4.5**		3.6
		29.1		27.6

	Interests in joint ventures £m	Interests in associates £m	Other investments £m	Own shares £m	Total £m
Group					
At 1 April 2001	5.0	17.2	1.8	3.6	27.6
Loans advanced	1.6	0.3	–	–	1.9
Additions	1.1	–	–	1.9	3.0
Loans repaid	(0.7)	–	–	–	(0.7)
Share of profits	0.6	1.0	–	–	1.6
Dividends receivable	–	(1.2)	–	–	(1.2)
Other movements	(1.5)	–	(0.6)	(1.0)	(3.1)
At 31 March 2002	**6.1**	**17.3**	**1.2**	**4.5**	**29.1**

Interests in joint ventures and associates at 31 March 2002 comprised the group's share of net assets less provisions, of £16.1 million (2001: £16.1 million) and loans of £7.3 million (2001: £6.1 million). The group's share of the post acquisition accumulated profits of joint ventures at 31 March 2002 was £1.6 million (2001: £1.0 million). The group's share of the post acquisition accumulated profits of associates at 31 March 2002 was £0.2 million (2001: cumulative losses £0.8 million). Particulars of the group's principal joint venture and associated undertakings at 31 March 2002 are:

	Nature of business	Percentage of share capital held	Issued share capital: A ordinary shares of £1	B ordinary shares of £1	Other classes of shares
Biogeneration Limited	Power Generation	50%	500#	500	–
GMI Rovinian Limited	Property Development	50%	25,000	25,000#	–
Capital Controls India Private Limited	Chlorination Equipment	50%	–	–	750,000 equity shares at Rs10/share
Aquafin NV	Sewerage Undertaking	20%	–	–	160,000 shares at 124 Euros/share#
Indaqua Industria e Gestao de Aguas	Water Undertaking	30%	–	–	300,000 shares at 5 Euros/share#
Cognica Limited	Asset Management	50%	100,000#	100,000	–
UKTalks Limited	Telecommunication service provider	49%	1,200	1,152#	–

#Held by the group

The country of incorporation, registration and main operation is Great Britain with the exceptions of Capital Controls India (India), Aquafin (Belgium), and Indaqua (Portugal).

The group financial statements incorporate a trading period for Aquafin and Indaqua of twelve months to their accounting reference date of 31 December 2001.

Interests in own shares represent ordinary shares of 65$\frac{5}{19}$p each held in trust for certain senior employees under the Long Term Incentive Plan. The main features of the Plan are set out in the Remuneration Committee Report on page 29. At 31 March 2002, the trust held 669,320 shares (2001: 401,262 shares). The market value of these shares was £4.9 million (2001: £2.8 million). The costs of acquiring the shares are charged to the profit and loss account over the three year period for which the performance criteria are measured.

Details of the principal operating subsidiaries by type of business are set out in note 25. A complete list of subsidiary undertakings is available on request to the company.

	Subsidiary undertakings		Own shares	Total
	Shares £m	*Loans* £m	£m	£m
Company				
At 1 April 2001	710.6	2,329.0	3.6	3,043.2
Additions/loans advanced	8.4	2,119.3	1.9	2,129.6
Loans repaid	–	(1,569.5)	–	(1,569.5)
Disposals/provisions	(175.9)	–	(1.0)	(176.9)
At 31 March 2002	**543.1**	**2,878.8**	**4.5**	**3,426.4**

13 Stocks

	Group	
	2002 £m	2001 £m
Stocks and work in progress	**67.0**	59.3
Development land and properties	**30.2**	23.3
	97.2	82.6

The replacement value of stocks and work in progress is not materially different from their book value.

14 Debtors

	Group		Company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Trade debtors	**253.9**	249.1	**–**	–
Amounts owed by group undertakings	**–**	–	**43.8**	7.9
Amounts owed by associated undertakings	**0.2**	–	**–**	–
Corporation tax recoverable	**0.7**	1.7	**–**	0.8
Deferred tax	**–**	–	**–**	2.3
Other debtors	**31.1**	35.4	**0.3**	8.0
Prepayments and accrued income	**104.6**	128.5	**0.8**	0.8
	390.5	414.7	**44.9**	19.8

Included within group debtors of £390.5 million is £10.6 million (2001: £11.5 million) which falls due after more than one year.

15 Creditors: amounts falling due within one year

	Group		Company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Bank overdrafts	**31.2**	30.0	**50.8**	29.8
Bank loans	**104.4**	724.2	**265.7**	709.6
Other loans	**339.2**	61.5	**–**	–
Obligations under finance leases	**4.7**	3.4	**–**	–
Borrowings (note 17)	**479.5**	819.1	**316.5**	739.4
Trade creditors	**46.2**	60.4	**0.4**	0.2
Amounts owed to group undertakings	**–**	–	**26.1**	–
Other creditors	**29.3**	36.9	**14.4**	13.0
Taxation and social security	**22.1**	31.3	**–**	–
Corporation tax payable	**41.4**	34.7	**8.5**	–
Dividends payable	**157.8**	154.3	**157.8**	154.3
Accruals and deferred income	**336.5**	307.3	**9.1**	15.7
	1,112.8	1,444.0	**532.8**	922.6

16 Creditors: amounts falling due after more than one year

	Group		Company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Bank loans	**465.6**	570.9	**129.4**	69.2
Other loans	**1,055.7**	677.8	**–**	–
Obligations under finance leases	**458.9**	458.7	**–**	–
Borrowings (note 17)	**1,980.2**	1,707.4	**129.4**	69.2
Deferred income	**49.5**	51.3	**–**	–
Other creditors	**13.1**	11.3	**5.4**	6.3
	2,042.8	1,770.0	**134.8**	75.5

17 Financial instruments

The group's policies in respect of foreign currency and interest rate risk management and the related use of financial instruments are set out in the Treasury management section of the Financial review on page 19.

a Borrowings analysed by currency and interest rate after taking account of various currency and interest rate swaps entered into by the group

				Fixed borrowings	
Currency	**2002 Total £m**	Floating interest rate £m	Fixed interest rate £m	Weighted average interest rate %	Weighted average period for which interest is fixed Years
Sterling	**2,431.7**	537.3	1,894.4	6.19	17.20
Euro	**28.0**	28.0	–		
Total borrowings at 31 March 2002	**2,459.7**	**565.3**	**1,894.4**		
Total borrowings at 31 March 2001	2,526.5	796.9	1,729.6		

Floating rate borrowings bear interest based on LIBOR.

b Investments in interest bearing assets

Currency	**2002 £m**	2001 £m
Sterling deposits	**17.9**	73.4
Euro deposits	**1.2**	7.6
Total	**19.1**	81.0

Investments in interest bearing assets comprise short-term deposits placed on money markets with a maturity date not exceeding one year, and certificates of deposit.

c Monetary assets and liabilities by currency, excluding the functional currency

	Net foreign currency monetary assets/(liabilities)			
	US Dollar £m	Euro £m	Other £m	**Total £m**
Functional currency of operation				
Sterling	5.1	(0.1)	0.1	**5.1**
Total	**5.1**	**(0.1)**	**0.1**	**5.1**

Net currency gains arising from monetary assets/(liabilities) not in the functional currency of an operation are recognised in its profit and loss account. Those arising from the translation of US Dollar and Euro functional currency financial statements into Sterling are recognised in the statement of total recognised gains and losses.

d Borrowings analysed by maturity date

	Overdrafts £m	Loans: Repayable by instalments any of which are payable after five years £m	Loans: Other repayment terms £m	Finance leases £m	2002 Total £m	2001 Total £m
Group						
Borrowings due within one year (note 15)	**31.2**	**–**	**443.6**	**4.7**	**479.5**	819.1
Borrowings due after one year:						
Between one and two years	**–**	**–**	**120.3**	**2.7**	**123.0**	134.4
Between two and five years	**–**	**–**	**329.5**	**21.6**	**351.1**	311.1
After more than five years	**–**	**1.7**	**1,069.8**	**434.6**	**1,506.1**	1,261.9
Total borrowings due after one year (note 16)	**–**	**1.7**	**1,519.6**	**458.9**	**1,980.2**	1,707.4
	31.2	**1.7**	**1,963.2**	**463.6**	**2,459.7**	2,526.5

Loans repayable partly or wholly after five years comprise:	Rate of interest %	2002 £m	2001 £m
European Investment Bank loans – 2008–2009	6.1–6.5	**175.0**	225.0
Sterling bond (STWUF*) – 2024	6.1	**297.9**	298.0
Sterling bond (STWUF*) – 2029	6.3	**413.3**	293.7
Euro Medium Term Notes	3.9–4.6	**183.6**	–
Other loans	3.9	**1.7**	2.8
		1,071.5	819.5

*Severn Trent Water Utilities Finance Plc

Company

The company has loans and overdrafts totalling £406.1 million (2001: £808.6 million) which are repayable within five years, and £39.8 million repayable after more than five years.

e Borrowings facilities

The group has the following undrawn committed borrowing facilities available at 31 March 2002.

	2002 £m	2001 £m
Expiring within one year	**200.0**	90.0
Expiring in more than one but not more than two years	**–**	50.0
Expiring after two years	**600.0**	600.0
	800.0	740.0

In addition, the group also has an overdraft facility of £75.0 million, of which £43.8 million remains undrawn at the year-end.

f Fair values of financial instruments

Financial instruments by category:

Asset/(liability)	2002 Book value £m	2002 Fair value £m	2001 Book value £m	2001 Fair value £m
Primary financial instruments held or issued to finance the group's operations				
Short-term deposits	**19.1**	**19.1**	81.0	81.0
Cash at bank and in hand	**28.9**	**28.9**	35.0	35.0
Borrowings falling due within one year	**(468.8)**	**(470.0)**	(819.1)	(819.1)
Borrowings falling due after more than one year	**(1,963.3)**	**(1,962.3)**	(1,707.4)	(1,636.7)
Derivative financial instruments held to manage the currency and interest rate profile				
Interest rate swaps and similar instruments	**–**	**(21.5)**	–	(27.3)
Currency instrument – cross currency swaps	**(26.3)**	**(19.6)**	–	–
Currency instrument – investment hedge	**(1.3)**	**(1.1)**	–	(1.2)
Total net debt	**(2,411.7)**	**(2,426.5)**	(2,410.5)	(2,368.3)
Other long-term assets/(liabilities)				
Interest in own shares	**4.5**	**4.9**	3.6	2.8
Other fixed asset investments	**1.2**	**1.2**	1.8	1.8

Where available, market rates have been used to determine fair values. When market prices are not available, fair values have been calculated by discounting cash flows at prevailing interest rates.

Short-term debtors and creditors have been excluded from the above analysis.

17 Financial instruments continued

g Unrecognised gains and losses on hedges at 31 March 2002

	Gains £m	Losses £m	**Total net gains/ (losses) £m**
Unrecognised gains and losses on hedges at 1 April 2001	18.7	(47.2)	**(28.5)**
Arising in previous years that were recognised in the year	–	–	**–**
Arising before 1 April 2001 that were not recognised in the financial year	18.7	(47.2)	**(28.5)**
Unrecognised gains and losses arising during the financial year	(4.1)	18.0	**13.9**
Unrecognised gains and losses on hedges at 31 March 2002	14.6	(29.2)	**(14.6)**
Expected to be recognised			
In one year or less	–	–	**–**
In later years	14.6	(29.2)	**(14.6)**

The instruments used for hedging group exposures to movements in interest rates and exchanges rates are explained in the Financial Review on page 19. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures.

18 Provisions for liabilities and charges

a Group provisions comprise the following:

	2002 £m	2001 (restated) £m
Deferred Tax	**366.3**	324.3
Other provisions	**114.1**	93.7
	480.4	418.0

The group has applied FRS 19, 'Deferred Tax' for the first time. Prior year figures have been restated (note 1a).

The group's full deferred tax liability, calculated at a tax rate of 30% (2001: 30%), is:

	2002 £m	2001 (restated) £m
Capital allowances	**805.1**	750.0
Tax losses/other timing differences	**(41.6)**	(50.5)
Undiscounted provision for deferred tax	**763.5**	699.5
Discount	**(397.2)**	(375.2)
Discounted provision for deferred tax	**366.3**	324.3
Provision at start of year	**324.3**	266.6
Deferred tax charge for year	**42.3**	52.4
Movements arising on acquisition/(disposal) of businesses	**(0.3)**	5.3
Provision at end of year	**366.3**	324.3

Other provisions comprise:

	Balance at 1 April 2001 £m	Charged to profit and loss account £m	Prior year fair value adjustments £m	Exchange adjustments £m	Utilised £m	**Balance at 31 March 2002 £m**
Environmental and landfill restoration	57.6	10.7	5.7	–	(8.8)	**65.2**
Restructuring	9.3	0.8	–	(0.1)	(7.5)	**2.5**
Insurance	15.3	8.5	–	–	(6.2)	**17.6**
Onerous/loss making contracts	11.1	22.5	3.0	–	(8.7)	**27.9**
Other	0.4	0.7	–	–	(0.2)	**0.9**
	93.7	43.2	8.7	(0.1)	(31.4)	**114.1**

As more fully explained in notes 1 i and j, environmental and landfill restoration provisions reflect costs to be incurred over the operational life of individual landfill sites and in the case of aftercare costs, for a considerable period thereafter. Discounting is applied. Included in the £43.2 million charge against profit in the current year is £3.0 million interest resulting from the use of discounting.

The restructuring provision reflects costs to be incurred in respect of committed programmes. All of the associated outflows are estimated to occur within one year of the balance sheet date.

Derwent Insurance Limited, a captive insurance company, is a wholly owned subsidiary of the group. Provisions for claims are made as set out in note 1k. The associated outflows are estimated to arise over a period of up to five years from the balance sheet date.

The onerous/loss making contract provision relates to specific contractual liabilities either assumed with businesses acquired or arising in existing group businesses, where estimated future costs are not expected to be recovered in revenues. The associated outflows are estimated to crystallise over the relevant contract periods of up to six years from the balance sheet date.

b Company provisions are as follows:

	2002 £m	2001 £m
Deferred tax	**2.3**	–

The company's deferred tax provision within the group figure above, amounts to £2.3 million (prior year, debtor of £2.3 million).

19 Called up share capital

	2002 £m	2001 £m
Total Authorised Share Capital: 520,175,751 ordinary shares of 65⁵⁄₁₉p	**339.5**	339.5
Total Issued and Fully Paid Share Capital: 343,314,703 (2001: 342,647,070) ordinary shares of 65⁵⁄₁₉p	**224.0**	223.6

a Shares issued during the year
638,409 ordinary shares of 65⁵⁄₁₉p were issued at 696p, 676.5p, 674p, 717p, 734.5p, 741p, 732p, 694.5p, 739.5p, 704p, 473p, 568p, 415p or 732.5p, under the group's Employee Sharesave Scheme and 29,224 ordinary shares of 65⁵⁄₁₉p were issued at 625p, 497p or 688p under the group's Share Option Scheme (formerly Executive Share Option Scheme). The aggregate consideration in respect of these allotments was £4.6 million.

b Employee share schemes
i The Severn Trent Share Schemes (Profit Sharing Scheme)
The issued and paid up share capital of the company includes 679,766 ordinary shares of 65⁵⁄₁₉p (2001: 653,868 ordinary shares of 65⁵⁄₁₉p) issued under the Severn Trent Share Schemes. These shares are held in trust on behalf of employees who are beneficially entitled to the shares.

ii Employee Sharesave Scheme
Under the terms of the Sharesave Scheme, the Board may grant those employees who have entered into an Inland Revenue approved Save As You Earn (SAYE) contract for a period of three, five or seven years, the right to purchase ordinary shares in the company. Options outstanding at 31 March 2002 were as follows:

			Number of shares	
Date of grant	Normal date of exercise	Option price	2002	2001
January 1994	2001	482p	–	153,371
January 1995	2002	415p	**173,618**	197,754
January 1996	2001 or 2003	535p	**105,705**	522,873
January 1997	2002 or 2004	528p	**503,527**	560,609
January 1998	2001, 2003 or 2005	799p	**227,424**	384,225
January 1999	2002, 2004 or 2006	831p	**241,791**	278,646
January 2000	2003, 2005 or 2007	473p	**2,621,630**	2,903,541
January 2001	2004, 2006 or 2008	568p	**1,098,940**	1,191,917
January 2002	2005, 2007 or 2009	548p	**1,169,951**	–

iii Approved Share Option Scheme
Under the terms of the Share Option Scheme (formerly Executive Share Option Scheme), the Board has granted Directors and other executives options to purchase ordinary shares in the company. Options outstanding under this scheme at 31 March 2002 were as follows:

				Number of shares	
Date of grant	Number	Normal date of exercise of option holders	Option price	2002	2001
March 1993	5	1996–2003	497p	**21,725**	32,186
December 1993	30	1996–2003	625p	**139,071**	154,303
June 1998	46	2001–2008	1005p	**88,444**	111,518
June 1999	54	2002–2009	934p	**75,174**	79,168
June 2000	30	2003–2010	688p	**76,784**	78,891
July 2001	42	2004–2011	738p	**116,040**	–

19 Called up share capital continued

iv Unapproved Share Option Scheme

The Board has granted executives options to purchase ordinary shares in the company under an unapproved Share Option scheme. Options outstanding under this scheme at 31 March 2002 were as follows:

Date of grant	Number	Normal date of exercise of option holders	Option price	Number of shares 2002	2001
June 1998	21	2001–2008	1005p	**40,753**	43,717
June 1999	68	2002–2009	934p	**164,652**	168,906
June 2000	75	2003–2010	688p	**277,506**	286,305
July 2001	76	2004–2011	738p	**326,235**	–

20 Reserves

	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m
Group			
At 1 April 2001 as previously stated	20.2	156.1	2,209.0
Prior year adjustment (note 1a)	–	–	(319.0)
At 1 April 2001 restated	20.2	156.1	1,890.0
Retained loss for the year	–	–	(0.3)
Shares issued	3.0	–	–
Goodwill written back to reserves on disposal	–	–	3.1
Adjustment for shares issued under Quest scheme	1.2	–	(1.2)
Currency translation differences	–	–	(1.4)
Goodwill written off to reserves on pre April 1998 acquisition (earn-out consideration)	–	–	(0.7)
At 31 March 2002	**24.4**	**156.1**	**1,889.5**

	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m
Company			
At 1 April 2001 as previously stated	20.2	156.1	2,240.5
Prior year adjustment (note 1a and 18b)	–	–	2.3
At 1 April 2001 restated	20.2	156.1	2,242.8
Retained profit for the year	–	–	301.1
Shares issued	3.0	–	–
Adjustment for shares issued under Quest scheme	1.2	–	(1.2)
At 31 March 2002	**24.4**	**156.1**	**2,542.7**

The profit attributable to shareholders, dealt with in the accounts of the company was £458.7 million (2001: £1,158.2 million). £220.0 million of the company's retained profit (2001: £1,001.2 million) in the current year arose as a result of a group restructuring exercise, and is not considered likely to be distributable. As permitted by Section 230 of the Companies Act 1985, no profit or loss account is presented for the company.

At 31 March 2002 cumulative goodwill written off directly against group reserves amounted to £287.7 million (2001: £290.1 million).

21 Acquisitions and disposals

a Acquisitions in 2001/2002

During the year, the group acquired interests in the following businesses:

Name of business	Date of acquisition
Services	
Ecometrics Inc	1 August 2001
Environmental Systems Technology Corporation	1 October 2001
Sound Analytical Services Inc	1 October 2001
Clean Environment Engineers Inc	3 November 2001
City Analytical Services Ltd	1 January 2002

All acquisitions were accounted for using the acquisition method.

From the dates of acquisition to 31 March 2002 the acquisitions contributed £7.3 million to turnover and a profit before interest of £1.1 million.

The book value of net assets acquired and their provisional fair value were as follows:

	Book value £m	Accounting policy harmonisation £m	Provisional fair value total £m
Tangible fixed assets	1.5	(0.1)	1.4
Stocks	0.9	–	0.9
Debtors due within one year	4.2	–	4.2
Cash at bank and in hand	0.2	–	0.2
Bank overdrafts	(0.1)	–	(0.1)
Creditors due within one year	(3.1)	–	(3.1)
	3.6	**(0.1)**	**3.5**
Consideration – paid			**7.8**
– deferred			**8.6**
– expenses paid			**1.0**
– expenses deferred			**0.4**
Total consideration			**17.8**
Goodwill			**14.3**

Accounting policy harmonisations reflect adjustments in accordance with group policy.

None of the businesses acquired during the year had pre-acquisition trading results which were individually significant in the context of the group.

All fair value adjustments above will be reviewed during 2002/2003. Any revision will be accounted for as adjustments to goodwill in that year.

b Acquisitions in 2000/2001

The finalisation of provisional fair values on acquisitions made in the financial year to 31 March 2001 has resulted in additional goodwill of £26.4 million (of which £21.6 million related to the UK Waste acquisition, see below).

£5.3 million of this additional goodwill (including £5.0 million in relation to UK Waste) has been reflected as a prior year adjustment (note 10) following the introduction of FRS 19 and the balance of £21.1 million as an addition during the year.

£4.0 million of this goodwill on prior year acquisitions has resulted from additional consideration not accrued (£0.5 million in relation to UK Waste).

21 Acquisitions and disposals continued

UK Waste

The provisional fair value of UK Waste net assets acquired has been reduced by £21.1 million from £88.7 million to £67.6 million, and the costs of acquisition have risen by £0.5 million, causing goodwill on this acquisition to increase from £291.8 million to £313.4 million.

	Provisional fair value 2001 £m	Prior year fair value adjustments £m	Fair value to the group 2002 £m
Tangible fixed assets	103.7	(5.9)	97.8
Stocks	0.7	–	0.7
Debtors due within one year	42.6	(2.1)	40.5
Cash at bank and in hand	16.1	–	16.1
Creditors due within one year	(40.1)	0.6	(39.5)
Loans and finance leases	(2.1)	–	(2.1)
Provisions for liabilities and charges	(32.2)	(13.7)	(45.9)
	88.7	**(21.1)**	**67.6**
Consideration	**380.5**	**0.5**	**381.0**
Goodwill	**291.8**	**21.6**	**313.4**

The more significant adjustments to fair value are as follows:

Provisions for liabilities and charges		£m
Deferred tax	Introduced into opening balance sheet by way of prior year adjustment following adoption of FRS 19	(5.0)
Onerous contracts	Increased following detailed review	(3.0)
Environmental and landfill restoration	Increased on completion of detailed assessments of obligations associated with landfill sites acquired	(5.7)
		(13.7)
Fixed assets	Written down further following completion of valuation/policy alignment review	(5.9)

c Disposals in 2001/2002

In May 2001, the group sold Stoner Associates (a wholly owned subsidiary and part of the Severn Trent Systems business) for $26.0 million (£18.1 million), realising a gain of £8.0 million on disposal.

	£m
Tangible fixed assets	5.4
Goodwill	0.7
Debtors due within one year	4.4
Cash at bank and in hand	0.5
Creditors due within one year	(4.9)
	6.1
Goodwill written off directly to reserves on acquisition of business (pre April 1998)	3.1
Profit on disposal	8.0
Proceeds from disposal (net of £0.9 million expenses of sale)	17.2

Stoner contributed £1.5 million to group turnover, £0.1 million to operating profit and an operating cash outflow of £0.1 million in the period prior to its disposal.

22 Commitments and contingent liabilities

a Investment expenditure commitments

	2002 £m	2001 £m
Contracted for but not provided in the financial statements	**152.3**	127.5

In addition to these commitments, Severn Trent Water Limited has longer-term expenditure plans which include investments to achieve improvements in performance mandated by the Director General of Water Services and to provide for growth in demand for water and sewerage services.

b Operating lease commitments

The group is committed to making the following payments during the next year in respect of operating leases which expire as follows:

	2002		*2001*	
	Land and buildings £m	**Other £m**	Land and buildings £m	Other £m
Within one year	**1.5**	**0.9**	1.1	2.5
Between one and five years	**4.3**	**0.6**	3.5	0.3
After five years	**1.5**	**-**	1.6	-
	7.3	**1.5**	6.2	2.8

c Bonds and guarantees

Group undertakings have entered into bonds in the normal course of business. The company has entered into guarantees in the normal course of business. No liability is expected to arise in respect of either bonds or guarantees.

d Bank offset arrangements

The banking arrangements of the company operate on a pooled basis with certain of its subsidiary undertakings. Under these arrangements participating companies guarantee each other's overdrawn balances to the extent of their credit balances. Credit balances can be offset against overdrawn balances of participating companies.

e Contingent liability

One of the group's businesses, Severn Trent Systems ('Systems') has continued to experience problems with some CIS-Open Vision contracts in the USA. One of Systems' CIS-Open Vision customers, the City of Portland, has made specific reference to the possibility of litigation and has formally stated its intention to make a claim (as yet unquantified) against Systems. It is Systems' intention to defend this claim robustly and to continue to pursue with rigour its entitlements under this contract. No provision is carried in the group accounts in respect of this claim. Further information is provided in the Financial Review on page 18.

23 Pensions and retirement benefits

The group continues to account for pension arrangements in accordance with SSAP 24 'Accounting for Pension Costs'. Disclosures required under SSAP 24 are set out in note 23 a below.

In November 2000, the Accounting Standards Board issued FRS 17 'Retirement Benefits', which will replace SSAP 24. Full adoption of FRS 17 is not required in the case of the Severn Trent group, until the year ending 31 March 2004. In the interim, certain additional disclosures are required under the transitional provisions of FRS 17, details of which are provided in note 23 b below.

a SSAP 24 'Accounting for pension costs' – disclosures

The group operates a number of defined benefit pension schemes in the UK, covering the majority of UK employees. The defined benefit schemes are fully funded to cover future salary and pension increases and their assets are held in separate funds administered by the trustees. An actuarial valuation of each scheme is carried out at regular intervals by an independent professionally qualified actuary.

The UK defined benefit schemes and the date of their last formal actuarial valuation are as follows:

UK defined benefit scheme	Date of last formal actuarial valuation
Severn Trent Water Pension Scheme ('STWPS')*	31 March 2001
Severn Trent Senior Staff Pension Scheme	31 March 2001
UK Waste Pension Scheme	6 April 2001
Severn Trent Mirror Image Pension Scheme	31 March 2000

*The STWPS is by far the largest of the group's UK defined benefit schemes.

23 Pensions and retirement benefits continued

Benefits are also provided by the group on an unfunded, unapproved basis to a number of senior staff recruited since June 1989, whose benefits would otherwise be restricted by the Finance Act 1989 earnings cap. Provision is made for such benefits by annual charge against the group's earnings.

The group also operates defined contribution arrangements for certain of its UK and overseas employees. In September 2001, the Severn Trent Group Pension Scheme (an occupational defined contribution scheme) was established to ensure compliance with stakeholder legislation and to provide the group with an alternative pension arrangement.

The most recent formal actuarial valuations of the group's UK defined benefit schemes were carried out using the projected unit method, except for the UK Waste Pension Scheme and the Severn Trent Mirror Image Pension Scheme, where the attained age method was applied, as both of these schemes are closed to new entrants.

The cumulative results of these valuations at the above dates (including the unfunded arrangement for senior staff) were as follows:

	STWPS £m	Others £m	Total £m
Market value of assets	793.7	161.5	955.2
Present value of scheme liabilities	(744.8)	(153.3)	(898.1)
Surpluses	48.9	18.5	67.4
Deficits	–	(10.3)	(10.3)
Net surplus*	**48.9**	**8.2**	**57.1**

*Ignoring amounts which may or may not be recoverable and deferred tax.

The major assumptions used by the scheme actuary in the most recent valuation of the STWPS (also the weighted average of assumptions used for the most recent formal valuations of all group schemes) were as follows:

Price inflation	2.5%
Salary increases	4.0%
Pension increases	2.5%
Discount rate	6.0%

Employer's contributions to STWPS were increased from 1 April 2002 to 14.64%, 12.2% or 7.32% of pensionable pay (previously 12.36%, 10.3% or 6.18%) of STWPS members. Employees' contributions continue at the rate of 6%, 5% or 3% of pensionable pay.

Employer's contributions to STWPS in the year to 31 March 2002 amounted on average to 11.7% of pensionable payroll. The regular cost of STWPS to the group in the year to 31 March 2002 amounted to 13.9% of pensionable payroll or 10.9% after allowing for amortisation of surplus. As the difference between the 11.7% contribution rate and the 10.9% SSAP 24 rate is not material, the reduced charge has effectively been made from 1 April 2002.

The total pension charge for all pension arrangements in the Severn Trent group accounts for the year ended 31 March 2002 after amortisation of surpluses and deficits amounted to £26.3 million (2001: £23.2 million). Amounts carried in the balance sheet in respect of pension costs are not significant in the context of the group.

b FRS 17 'Retirement Benefits' – additional disclosures

The most recent valuations of the group's defined benefit schemes, details of which are provided above, have been updated by the group's actuaries so as to reassess the actuarial liabilities and the market values of the assets at 31 March 2002 in accordance with the requirements of FRS 17.

The weighted average of the major assumptions used by the actuary to calculate scheme liabilities under FRS 17 are:

	31 March 2002
Valuation method	Projected unit
Price inflation	2.5%
Salary increases	4.0%
Pension increases	2.5%
Discount rate	6.0%

The assets and liabilities of the schemes and expected rates of return were:

	Long-term rate of return expected at 31 March 2002	STWPS £m	Other £m	Total at 31 March 2002 £m
Equities	7.75%	607.0	92.1	699.1
Gilts	5.15%	147.3	50.0	197.3
Property	6.45%	21.4	3.4	24.8
Cash	4.50%	10.4	2.9	13.3
Total market value of assets		786.1	148.4	934.5
Present value of scheme liabilities		(758.0)	(146.0)	(904.0)
Net surplus in schemes before amounts deemed irrecoverable and deferred tax		**28.1**	**2.4**	**30.5**
Less surplus deemed irrecoverable		–	(12.4)	(12.4)
Total net surplus/(deficit) in schemes before deferred tax		28.1	(10.0)	18.1

	Total recoverable surplus/ (deficit)	Deferred tax (liability)/ asset	Net group total after deferred tax £m
Schemes in surplus	34.1	(10.2)	23.9
Schemes in deficit	(16.0)	4.8	(11.2)
Total	18.1	(5.4)	12.7

If the above amounts were recognised in the financial statements, the group's net assets and profit and loss reserve at 31 March 2002 would be as follows:

	2002 Reserves £m	2002 Net assets £m
Excluding net pension surplus	1,889.5	2,295.4
Net pension surplus under FRS 17	12.7	12.7
Net liabilities already recognised in accounts under SSAP 24 reversed	1.9	1.9
Including net pension surplus	1,904.1	2,310.0

The weighted average employer contribution rate to all group defined benefit schemes (expressed as a percentage of pensionable payroll) was 12.0% in the year ended 31 March 2002 and has been increased to 14.5% from 1 April 2002.

24 Cash flow statement

a Reconciliation of operating profit to operating cash flows

	2002 £m	2001 £m
Operating profit	**357.4**	358.5
Depreciation charge	**281.4**	267.4
Amortisation of goodwill	**26.5**	17.4
Profit on sale of tangible fixed assets	**(2.0)**	(0.3)
Deferred income received	**3.2**	1.0
Deferred income written back	**(3.4)**	(2.9)
Provisions for liabilities and charges	**40.2**	12.2
Utilisation of provisions for liabilities and charges	**(31.4)**	(49.5)
(Increase)/decrease in stocks	**(18.8)**	3.7
Decrease in debtors	**22.4**	4.6
(Decrease)/increase in creditors	**(10.0)**	5.7
Net cash inflow from operating activities	**665.5**	617.8

The utilisation of provisions for liabilities and charges includes £7.5 million in respect of exceptional restructuring provisions charged to the profit and loss account in the year ended 31 March 2001.

b Returns on investments and servicing of finance

	2002 £m	2001 £m
Interest received	**10.1**	22.5
Interest paid	**(133.0)**	(137.2)
Non-equity dividend paid	**–**	(0.2)
Interest element of finance lease rental payments	**(22.0)**	(11.9)
Net cash outflow for returns on investments and servicing of finance	**(144.9)**	(126.8)

c Capital expenditure and financial investment

	2002 £m	2001 £m
Purchase of tangible fixed assets	**(401.9)**	(409.1)
Grants received	**27.3**	31.7
Sale of tangible fixed assets	**24.6**	13.3
Loans advanced to associates and joint ventures	**(1.9)**	(2.3)
Loans repaid by associates and joint ventures	**0.7**	2.5
Movements in other fixed asset investments	**1.0**	(0.3)
Investment in own shares	**(1.9)**	(1.5)
Net cash outflow for capital expenditure and financial investment	**(352.1)**	(365.7)

d Acquisitions and disposals

Acquisitions	Book and provisional fair value of assets acquired 2002 £m	2001 £m
Tangible fixed assets	**1.4**	112.5
Current assets	**5.1**	55.3
Liabilities	**(3.1)**	(78.7)
Provisional fair value of net assets acquired (excluding net borrowings)	**3.4**	89.1
Goodwill – capitalised	**14.3**	322.5
Consideration for businesses acquired	**17.7**	411.6
Net cash of businesses acquired	**0.1**	13.7
Net consideration	**17.8**	425.3
Satisfied by:		
Cash consideration relating to current year acquisitions	**(8.8)**	(420.2)
Deferred consideration relating to current year acquisitions	**(9.0)**	(5.1)
	(17.8)	(425.3)
Cash consideration – as above	**(8.8)**	(420.2)
Cash consideration relating to previous years' acquisitions	**(4.0)**	(1.4)
Cash settlement of opening accrued consideration	**(4.4)**	(6.3)
	(17.2)	(427.9)

Acquisitions have not materially impacted on the group's operating cash flow for the year.

Disposals	2002 £m	2001 £m
Proceeds on disposal of businesses (note 21c)	**17.2**	–
Total cash flow from acquisitions and disposals	**–**	(427.9)

e Liquid resources comprise amounts held short-term deposits with a maturity date of less than one year.

f Financing

	2002 £m	2001 £m
Loans advanced	**725.5**	863.3
Repayments of amounts borrowed	**(806.3)**	(507.7)
New finance lease funding	**0.3**	168.6
Finance lease capital repaid	**(1.0)**	(8.5)
(Decrease)/increase in debt	**(81.5)**	515.7
Repurchase of shares	**–**	(9.1)
Receipts from shares issued net of expenses	**3.4**	6.7
Net cash inflow from financing	**(78.1)**	513.3

g Analysis of changes in net debt

	At 31 March 2001 £m	Cash flow £m	Acquisitions/ disposals £m	Other non cash changes £m	Exchange movement £m	At 31 March 2002 £m
Cash at bank and in hand	35.0	(5.8)	(0.3)	–	–	**28.9**
Overdrafts (note 15)	(30.0)	(1.4)	(0.1)	–	0.3	**(31.2)**
	5.0	(7.2)	(0.4)	–	0.3	**(2.3)**
Debt due within one year (note 15)	(785.7)	350.4	(8.3)	–	–	**(443.6)**
Debt due after one year (note 16)	(1,248.7)	(269.6)	–	(1.9)	(1.1)	**(1,521.3)**
Finance leases (notes 15 and 16)	(462.1)	0.7	–	(2.2)	–	**(463.6)**
	(2,496.5)	81.5	(8.3)	(4.1)	(1.1)	**(2,428.5)**
Short-term deposits	81.0	(62.0)	–	–	0.1	**19.1**
Total	(2,410.5)	12.3	(8.7)	(4.1)	(0.7)	**(2,411.7)**

25 Principal subsidiary undertakings and their Directors

Water and sewerage

Severn Trent Water Limited
2297 Coventry Road
Birmingham, B26 3PU
Telephone 0121 722 4000
Directors
R M Walker, I Elliott, B Duckworth, J A Hill, T D G Arculus, G P Noone, J H Bailey, F A Osborn, J K Banyard, M R Wilson

Waste management

Biffa Plc#
2297 Coventry Road
Birmingham, B26 3PU
Telephone 0121 722 4000
(Holding company)
Directors
R M Walker, N H Manning, M J Bettington, F A Osborn, W R A De Jonghe, R B Tate, M C Flower, R E Tweedale, T W J Lowth
Associate Directors
B J Griffiths, P T Jones, M L Saville

Biffa Waste Services Limited
Coronation Road, Cressex
High Wycombe, HP12 3TZ
Telephone 01494 521221
Directors
M J Bettington, N H Manning, B J Griffiths, M L Saville, P T Jones, R B Tate, T W J Lowth, R E Tweedale

UK Waste Management Limited
Coronation Road, Cressex
High Wycombe, HP12 3TZ
Telephone 01494 521221
Directors
M J Bettington, R E Tweedale, T W J Lowth

Biffa Waste Management Limited
Coronation Road, Cressex
High Wycombe, HP12 3TZ
Telephone 01494 521221
Directors
M J Bettington, R E Tweedale, T W J Lowth

Biffa Waste Services SA
Mechelsesteenweg 642, B-1800
Vilvoorde, Belgium
Telephone 003 22251 0198
(Incorporated and operational in Belgium)
Directors
M J Bettington, T W J Lowth, P Canivet, K Smits, NV Retema, W Tytgat
(represented by W R A De Jonghe)

Services

Severn Trent Services Inc.
Suite 300, 580 Virginia Drive
Ft Washington
Pennsylvania 19034 2707, USA
Telephone 001 215 646 9201
(Incorporated and operational in the United States of America)
Directors
R M Walker, P K Tandon, R Brydon Jannetta, J K Banyard, D L Chester, H L Fleming, L F Graziano

Severn Trent (Del) Inc.
300 Delaware Avenue, Suite 1704
Wilmington, Delaware 19801, USA
Telephone 001 302 427 5990
(Holding company – incorporated and operational in the United States of America)
Directors
L F Graziano, K J Kelly, P P Davies, J W Whalen (Jr)

Severn Trent Services (Del) Inc.
300 Delaware Avenue, Suite 1704
Wilmington, Delaware 19801, USA
Telephone 001 302 427 5990
(Holding company – incorporated and operational in the United States of America)
Directors
L F Graziano, J W Whalen (Jr), K J Kelly, P Winnington

Severn Trent Water International Limited
2308 Coventry Road
Birmingham, B26 3JZ
Telephone 0121 722 6000
Directors
B Duckworth, A E Roe, J A Hill, R M Walker, B M Horner, W G Weatherdon, A Norman

Severn Trent Water International (Overseas Holdings) Limited
2308 Coventry Road
Birmingham, B26 3JZ
Telephone 0121 722 6000
Directors
B Duckworth, J A Hill

Severn Trent Environmental Services Inc.
Park 10, 16337 Park Row
Houston, Texas 77084, USA
Telephone 001 281 578 4200
(Incorporated and operational in the United States of America)
Directors
I S Burrowes, J A Graziose (Jr), D L Chester, K J Kelly, L F Graziano

Capital Controls Limited
Park Lane, Minworth
Sutton Coldfield
West Midlands, B76 9BL
Telephone 0121 313 2300
Directors
M J Ashley, R A Henton

Capital Controls Company Inc.
3000 Advance Lane, Colmar
Pennsylvania 18915, USA
Telephone 001 215 997 4000
(Incorporated and operational in the United States of America)
Directors
D L Chester, L F Graziano, H L Fleming, K J Kelly

Excel Technologies International Corp.
1110 Industrial Blvd, Sugarland
Texas 77478, USA
Telephone 001 281 240 6770
(Incorporated and operational in the United States of America)
Directors
D L Chester, L F Graziano, H L Fleming, K J Kelly

Severn Trent Metering Services Limited
Smeckley Wood Close
Chesterfield Trading Estate
Chesterfield, S41 9PZ
Telephone 01246 456658
Directors
G G Archibald, L F Graziano, A Elder

Severn Trent Laboratories Limited
STL Business Centre
Torrington Avenue
Coventry, CV4 9GU
Telephone 024 764 21213
Directors
R Brydon Jannetta, R A Henton, A W Gibson

Severn Trent Laboratories Inc.
Suite 300, 580 Virginia Drive
Ft Washington
Pennsylvania 19034 2707, USA
Telephone 001 215 646 9201
(Incorporated and operational in the United States of America)
Directors
R Brydon Jannetta, K J Kelly, D L Chester

Environmental Sampling Supply Inc.
9610 San Leandro Street, Oakland
California 94603-2322, USA
Telephone 001 510 562 4988
(Incorporated and operational in the United States of America)
Directors
R Brydon Jannetta K J Kelly
D L Chester

QED Environmental Systems Inc.
6095 Jackson Road, Ann Arbor
Michigan 48103, USA
Telephone 001 734 995 2547
(Incorporated and operational in the United States of America)
Directors
R Brydon Jannetta K J Kelly
D L Chester

Systems
Severn Trent Systems Limited#
2800 The Crescent
Birmingham Business Park
Birmingham, B37 7YL
Telephone 0121 717 7755
Directors
R M Walker I P Clark
J M Bassford M Lily

Computer Systems and Applications Inc.
(Trading as Severn Trent Systems Inc.)
Two Chasewood Park
20405 State Highway 249, Suite 600
Houston, Texas 77070, USA
Telephone 001 281 320 7100
(Incorporated and operational in the United States of America)
Directors
I P Clark M Lily
L F Graziano K J Kelly

Property
Severn Trent Property Limited
2308 Coventry Road
Birmingham, B26 3JZ
Telephone 0121 722 6000
(Property development)
Directors
G P F Inge J S R Haynes
P A Ludlow V J O'Connell
P P Davies A S Perelman

Daventry International Rail Freight Terminal Limited
(92.5% owned)
2308 Coventry Road
Birmingham, B26 3JZ
Telephone 0121 722 6000
(Property development)
Directors
P A Ludlow J Jones
J S R Haynes

Engineering consultancy and Insurance
Charles Haswell and Partners Limited
3900 Parkside,
Birmingham Business Park,
Birmingham, B37 7YG
Telephone 0121 717 7744
(Engineering design consultants)
Directors
D J Pickett D R Gutteridge
I Elliott M R Wilson

Derwent Insurance Limited
PO Box 34, Albert House
South Esplanade, St Peter Port
Guernsey, GY1 4AU
Telephone 01481 715300
(Insurance company – incorporated and operational in Guernsey)
Directors
G M de Cruz M R Miles
J E Langlois P K Tandon
J C Mann

Others
Severn Trent Water Services Plc#
2297 Coventry Road
Birmingham, B26 3PU
Telephone 0121 722 4000
(Holding company)
Directors
R M Walker J A Hill
B Duckworth M R Wilson
P P Davies

Severn Trent Services Holdings Plc#
2297 Coventry Road
Birmingham, B26 3PU
Telephone 0121 722 4000
(Holding company)
Directors
R M Walker A S Perelman
P P Davies

Severn Trent Corporate Holdings Plc#
2297 Coventry Road
Birmingham, B26 3PU
Telephone 0121 722 4000
(Holding company)
Directors
R M Walker A S Perelman
P P Davies

Severn Trent Overseas Holdings Limited#
2297 Coventry Road
Birmingham, B26 3PU
Telephone 0121 722 6000
(Holding company)
Directors
P P Davies A S Perelman

Severn Trent Utility Services Limited
2297 Coventry Road
Birmingham, B26 3PU
Telephone 0121 722 4000
(Utility services company)
Directors
B Duckworth D J Jordan
R T Bell J N Myers
J W Bostock P C Wood

Severn Trent Retail Services Limited
2297 Coventry Road
Birmingham, B26 3PU
Telephone 0121 722 4000
(Retail services company)
Directors
B Duckworth D S Clarson
J H Bailey D P Sherwood

#Held directly by the company.

Country of incorporation, registration and main operation is Great Britain unless otherwise stated.

All subsidiary undertakings are wholly owned unless otherwise indicated. All shareholdings are in ordinary shares with the exception of a preference shareholding in Biffa Plc and Severn Trent Water Services Plc.

All subsidiary undertakings have been included in the consolidation.

Five year summary

	2002	2001 (restated)	2000	1999	1998
	£m	£m	£m	£m	£m
Profit and loss account					
Turnover: group and share of joint ventures	**1,799.1**	1,685.9	1,580.2	1,378.6	1,255.6
Less: share of joint ventures' turnover	**(4.8)**	(4.3)	(13.6)	(14.3)	(4.3)
Turnover	**1,794.3**	1,681.6	1,566.6	1,364.3	1,251.3
Profit before interest, goodwill amortisation and exceptional items	**418.8**	400.2	465.8	463.0	449.6
Goodwill amortisation	**(26.5)**	(17.4)	(6.4)	(1.3)	–
Profit before interest and exceptional items	**392.3**	382.8	459.4	461.7	449.6
Exceptional items	**(17.0)**	(15.5)	(64.7)	(11.0)	(2.2)
Net interest payable	**(159.0)**	(161.1)	(120.7)	(100.3)	(73.4)
Profit on ordinary activities before taxation	**216.3**	206.2	274.0	350.4	374.0
Current taxation on profit on ordinary activities	**(16.1)**	(12.4)	(22.1)	(46.6)	(49.5)
Deferred taxation	**(42.3)**	(52.4)	–	–	–
Exceptional taxation – Windfall Tax	**–**	–	–	–	(309.6)
Profit on ordinary activities after taxation	**157.9**	141.4	251.9	303.8	14.9
Equity minority interests	**(0.6)**	(0.4)	–	–	–
Dividends	**(157.6)**	(154.5)	(154.0)	(147.0)	(140.0)
Retained (loss)/profit for the financial year	**(0.3)**	(13.5)	97.9	156.8	(125.1)
Net assets employed					
Fixed assets	**5,395.7**	5,309.8	4,794.6	4,319.2	3,899.7
Net liabilities excluding net debt	**(208.2)**	(190.2)	(212.2)	(351.8)	(488.1)
Provisions for liabilities and charges	**(480.4)**	(418.0)	(96.0)	(42.7)	(48.9)
	4,707.1	4,701.6	4,486.4	3,924.7	3,362.7
Financed by					
Called up share capital	**224.0**	223.6	231.7	231.1	230.3
Reserves	**2,070.0**	2,066.3	2,315.0	2,214.8	2,050.1
Total shareholders' funds	**2,294.0**	2,289.9	2,546.7	2,445.9	2,280.4
Minority shareholders' interest	**1.4**	1.2	0.3	0.3	0.3
Net debt	**2,411.7**	2,410.5	1,939.4	1,478.5	1,082.0
	4,707.1	4,701.6	4,486.4	3,924.7	3,362.7
Statistics					
Earnings per share	**45.9p**	41.2p	73.8p	89.2p	4.3p
Earnings per share before exceptional items and deferred tax	**63.2p**	61.0p	92.8p	92.4p	95.0p
Dividends per share	**45.90p**	45.00p	45.00p	43.00p	39.76p
Final dividend enhancement	**–**	–	–	–	1.36p
Dividend cover (before exceptional items in 2002, 2001 and 2000, before deferred tax in 2002 and 2001, and before Windfall Tax in 1998)	**1.4**	1.4	2.0	2.1	2.3
Gearing	**105.1%**	105.2%	76.1%	60.4%	47.4%
Ordinary share price at 31 March	**738p**	694.5p	565p	840p	1,050p
Average number of employees – Water and sewerage	**4,662**	4,837	5,144	5,276	5,359
– Other	**9,710**	9,220	7,724	5,819	5,054

Following the implementation of FRS 19 'Deferred Tax', the 2001 figures have been restated (see note 1a). Other prior year comparatives have not been restated in the above table.

Shares held by category of shareholder
% of total shareholders



☐ Individual and joint accounts 92.83%
■ Others* 7.17%

Shares held by category of shareholder
% of total ordinary shares



☐ Individual and joint accounts 13.09%
■ Others* 86.91%

*Others e.g. insurance companies, nominee companies, banks, pension funds, other corporate bodies, limited and public limited companies.

Shareholdings
Analysis of shareholdings at 31 March 2002

	Number of shareholders	Percentage of total shareholders %	Number of ordinary shares million	Percentage of ordinary shares %
1–499	58,547	60.2%	11.4	3.3%
500–999	22,612	23.3%	15.5	4.5%
1,000–4,999	14,471	14.9%	22.3	6.5%
5,000–9,999	501	0.5%	3.3	1.0%
10,000–49,999	490	0.5%	10.8	3.1%
50,000–99,999	153	0.2%	11.1	3.2%
over 100,000	344	0.4%	268.9	78.4%
	97,118	100.0%	343.3	100%

Financial calendar
Announcement of results

The results of the group will normally be published at the following times:	
Interim results for the six months to 30 September	December
Preliminary results for the year to 31 March	June
Report and accounts for the year to 31 March	June

Dividend payments

Dividend payments in respect of the year ended 31 March 2002:	
Interim dividend	paid 8 April 2002
Proposed final dividend	payable 1 October 2002

Annual General Meeting
26 July 2002, 2.30pm at the Royal Centre, Nottingham

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone 0870 600 3967

Severn Trent Plc
Registered number: 2366619
Registered office:
2297 Coventry Road
Birmingham B26 3PU
Telephone 0121 722 4000

Shareview
www.shareview.co.uk is a service offered by Lloyds TSB Registrars that enables you to check your holdings in many UK companies and helps you to organise your investments electronically. You can register for this portfolio service, which is easy to use, secure and free, by logging onto www.shareview.co.uk and following a simple registration process.

Electronic proxy appointments
For the Annual General Meeting to be held on 26 July 2002 you may, if you wish, register the appointment of a proxy electronically by logging onto the website www.sharevote.co.uk. You will need your voting reference numbers (the three 8 digit numbers shown on your form of proxy).

Alternatively if you have registered for a Shareview portfolio, log onto your portfolio at www.shareview.co.uk and click on Company Meetings.

Please note that any electronic communication that is found to contain a computer virus will not be accepted.

Forward-looking statements
This document contains certain 'forward-looking statements' with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal' or 'estimates'. By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the regulatory framework in which Severn Trent operates; the impact of legal or other proceedings against Severn Trent or other companies in the environmental services industry; and changes in interest and exchange rates.

All subsequent written or verbal forward-looking statements attributable to Severn Trent or any member of the Severn Trent group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

For copies of the following publications call +44 (0)121 722 4000

Severn Trent Plc
Annual Review 2002
Stewardship 2002

Severn Trent Water
Annual Report and Accounts 2002
(including Regulatory Accounts)
Sustainability
Biodiversity Action Plan
Conservation Access Recreation
and Education Report

Biffa
Environment Report
Book 4 – 'A Question of Balance'
Biffa & Biodiversity



Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
United Kingdom

Telephone +44 (0)121 722 4000

We are mindful of the environmental impact of the production of our report and accounts documents and seek to minimise the resources used wherever possible.

The paper used, Zanders Megamatt, is produced using chlorine free processes from 50% recycled pre and post consumer waste. It is certified to the Nordic Swan Standard, which requires products to meet a strict range of standards.

In addition the printing process is taken into account – this report is printed by WACE who operate an Environmental Management System certified to ISO 14001.

But as a shareholder you too can 'do your bit'. If you currently receive the full Annual Report and Accounts why not consider switching to the Annual Review only? You can help us reduce our use of paper, and costs, as well as making your contribution to protecting the environment. Please call Lloyds TSB Registrars on 0870 600 3967 to request the Annual Review only.

You can still view or obtain a copy of the full Annual Report and Accounts on-line at www.severntrent.com/reports2002

Designed, typeset and produced by CGI BrandSense
Printed by WACE

The environment is our business


Biffa
Biffa
UN 2922
Biffa
UN 2922
Biffa
UN 2922
Biffa

Severn Trent Plc
Annual Review 2002

Severn Trent Plc is a leading environmental services group providing water, waste and utility services. Our businesses include Severn Trent Water, Biffa and Severn Trent Services.

Our corporate vision is to be at the forefront of the environmental services industry. Our corporate values of environmental leadership, service and quality define our business culture and strategic direction.

We believe that business is part of the process of achieving a sustainable future for society as a whole.



The environment
is our business

Annual Report and Accounts 2002
You can view and download a copy of the group's Annual Report and Accounts on our website at www.severntrent.com/reports2002 or request a copy free of charge by contacting us using the details on the back cover of this report.

Financial highlights

Group turnover £m	
02	1,794.3
01	1,681.6
00	1,566.6
99	1,364.3
98	1,251.3

Group profit before tax £m before exceptional items	
02	233.3
01	221.7
00	338.7
99	361.4
98	376.2

Earnings per share pence before exceptional items and deferred tax	
02	63.2
01	61.0
00	92.8
99	92.4
98	95.0

Dividends per share pence excluding 1997/98 final dividend enhancement	
02	45.90
01	45.00
00	45.00
99	43.00
98	39.76

- Final dividend of 28.56p bringing the total for the year to 45.9p (2% increase)
- Group turnover up 6.7% to £1,794.3 million
- Turnover from Waste and Services up 17.4% to £376.4 million
- Group profit before interest, tax, goodwill amortisation and exceptional items up 4.6% to £418.8 million
- Non-regulated profit before interest, tax, goodwill amortisation and exceptional items up 21.7% to £100.8 million

Severn Trent generates revenues of £1.8 billion and employs more than 14,000 people across the UK, US and Europe. We are increasingly focused on the industrial and commercial sectors to help business customers meet environmental objectives.

Turnover by business
% of group total in 2001/02



Water	£899.9m	48%
Waste	£494.8m	26%
Services	£381.6m	20%
Other	£105.0m	6%

Number of employees average
% of group total in 2001/02



Water	4,662	32%
Waste	3,904	27%
Services	4,825	34%
Other	981	7%

Financial highlights

Water
is the group's regulated water business. It provides water and sewerage services to more than three million households and businesses in England and Wales. In 2001, it was rated the UK's most admired water company in a survey by *Management Today*.

Turnover
£899.9 million

Profit before interest*
£334.1 million

Waste
is the largest single supplier of integrated waste services in the UK. Through its collection, landfill and special waste treatment activities, it collects, treats and disposes of municipal and industrial waste nationally.

Turnover
£494.8 million

Profit before interest*
£73.0 million

Services
supplies products and services associated with water, wastewater and contaminated land. These include analytical services, water purification solutions and operating services, including pipeline maintenance, for municipal and industrial customers.

Turnover
£381.6 million

Profit before interest*
£32.0 million

Systems
supplies IT services and software solutions to utilities, particularly in the areas of customer management and work and asset management. It also develops systems and applications to give other Severn Trent companies a competitive advantage.

Turnover
£62.0 million

Property, Engineering consultancy and Insurance
develops facilities in the UK primarily for the distribution, retail and industrial sectors.

is an engineering and project management consultancy working for clients in the UK and overseas.

, based in Guernsey, provides insurance cover to Severn Trent group companies.

Turnover
£43.0 million

*and before tax, goodwill amortisation and exceptional items

Performance highlights		Market opportunities
The programme for reducing costs in Severn Trent Water has continued to make good progress. Since the beginning of AMP3, gross operating cost efficiencies were £47 million, offset by cost pressures amounting to £36 million. The £47 million of gross operating cost efficiencies is £11 million ahead of OFWAT's target.	Severn Trent Water also continued to deliver efficiencies against the £2 billion investment programme for the five-year period 2000/2001 to 2004/2005, resulting in around 7% savings against OFWAT's targets. In the year, £350 million was invested and significant customer benefits were delivered.	Severn Trent Water is well placed to take advantage of plans to introduce a competitive market for 1,900 large industrial and commercial water users – a market worth £200 million.
The integration of UK Waste with Biffa was completed ahead of schedule, achieving synergy savings in 2001/2002 estimated at approximately £16 million; this was ahead of the target run rate of £15 million per annum. Biffa is the largest single supplier of integrated waste management services in the UK. Its position as an integrated supplier with	collection, landfill and special waste capabilities offers a competitive advantage in the market place. Biffa has around 1,000 trucks and more than 60 depots throughout the UK and has 33 operational landfill sites handling around 7 million tonnes per annum.	The EU Landfill Directive will come into force in this financial year. More waste will be directed from landfill requiring more sorting, processing and recycling. We have the facilities to meet these new demands.
Services' turnover increased by 8.9% to £381.6 million. The acquisition of Coventry-based City Analytical Services strengthened analytical services' leading position in the UK market. The water purification business is the market leader in the US in disinfection services.	Management was able to mitigate the effects of the difficult US market by initiating cost reductions, job cuts and announcing closures of some facilities. In Italy, a consortium led by Severn Trent Water International was awarded a 30-year contract to operate water and wastewater services at Terni, north of Rome.	Our electronic non-moving parts water meter, with full read-out capability is on trial in 18 US locations. The need for analytical services in the UK contaminated land sector is growing rapidly as more building takes place on brownfield sites.
The group continued the strategic repositioning of the overall business. As part of this realignment, Stoner Associates was sold generating an exceptional profit of £8.0 million and the UK operations were restructured to achieve better efficiencies and customer service.	Despite problems in the USA, the CIS-Open Vision system has been successfully implemented in other locations, not least in the UK for Severn Trent Water.	The work management business is consolidating its position as an integrated global business and is introducing new internet-based products.
Severn Trent Property sold some sites formerly occupied by Severn Trent Water. At Thorpe Park, Leeds, where Severn Trent Property is involved in a business park development totalling 1.8 million square feet, further office developments have been completed for Cable & Wireless and IBM.	Charles Haswell & Partners is an engineering design consultancy. After many years of predominantly working for Severn Trent Water, more than 50% of revenues now comes from external clients.	We aim to use expertise developed over many years to compete for business from external customers as well as within Severn Trent.

The group's strategy is to increase shareholder value by establishing Severn Trent as the UK's leading integrated environmental services business... the environment is definitely our business.

2001/2002 was another year of achievement for the Severn Trent group, with growing recognition of our position as a leading environmental services business and a satisfactory results performance overall.

Severn Trent has a role as a corporate citizen, with opportunities to shape the environment and the lives of the communities where we operate, and as an employer, with significant responsibilities for the working environment we provide for our people.

Business performance

Our team at Severn Trent Water has continued to out-perform the regulatory targets for gross operating cost efficiencies, although there are mounting cost pressures (for example, climate change levy) not allowed for in the 1999 price determination. Despite another 1% real reduction in average prices charged to water customers from April 2001, Water's profit before interest and tax at £334.1 million was 1.1% above the prior year.

In our growth businesses, extremely capable management at Biffa, has driven synergy benefits in 2001/2002 of £16 million from the integration of UK Waste, commendably ahead of target.

Our Severn Trent Services team was held back by a clear weakening in the US economic environment in the second half of 2001/2002 but they took action early to meet the challenges posed. Our growth businesses increased profit before interest tax, goodwill amortisation and exceptional items by 25.3% to £105.0 million.

Environmental leadership

In 2001/2002, a series of events emphasised our credentials as an environmental leader.

- We were named as the leading utility in the Dow Jones Sustainability World Index. The index rates companies' social and environmental activity alongside their economic performance.

- We remain the only water, waste water and solid waste company to have received an AAA rating from Innovest. The US institutional investment research firm commended our treatment of the environment as a source of competitive advantage.

- Since privatisation, Severn Trent Water has seen river quality improve by 47%, effluent quality improve by 71% and leakage fall by 30%. We have more than doubled investment and increased productivity by 40%.

- Once again, Severn Trent Water was classified by the Drinking Water Inspectorate as supplying water 'significantly above average' quality, with an overall compliance of more than 99.9%.

- Biffa also continued to achieve environmental landmarks. It is among Britain's significant producers of green energy from landfill gas. Under its waste contract on the Isle of Wight, Biffa is now delivering landfill diversion levels of more than 45% – well in excess of the Government's targets and a shop window for what potentially can be achieved nationwide. Biffa's landfill tax credit scheme provided £17 million for environmental and community projects.

- Our USA inaugural Environmental Leadership Alliance award was given to the City of Daytona Beach, Florida, for exemplary environmental and economic performance.

- Robert Walker, Severn Trent Group Chief Executive, was appointed Chairman of the Innovation and Growth team for the government's Environmental Goods and Services sector.

Group results

Group turnover was £1,794.3 million, up 6.7%, benefiting from a full year's contribution from the acquisition of UK Waste. This increase was mainly fuelled by our growth businesses, whose turnover rose 17.4% to £876.4 million. Turnover from water and sewerage increased by £12.7 million to £899.9 million.

Group profit before interest, tax, goodwill amortisation and exceptional items rose by 4.6% to £418.8 million. The water and sewerage business increased by 1.1% to £334.1 million. Our non-regulated businesses in total increased by 21.7% to £100.8 million.

After goodwill amortisation of £26.5 million (£17.4 million) and interest charges of £159.0 million (£161.1 million), group profit before tax and exceptional items was £233.3 million, an increase of 5.2%. Our non-regulated businesses provided 52.2% (50.6%) of group revenues and 18.2% (16.5%) of profit before interest, tax and exceptional items.

The Board has declared a final dividend of 28.56 pence per share (28.0 pence) to be paid on 1 October 2002. This gives a total dividend for the year of 45.9 pence per share (45.0 pence), a total year on year increase of 2%.

leaders in environmental services

My main thanks must go to our hard working and dedicated staff. I am proud that Severn Trent has a team of people who continually rise to the challenge and deliver.

Our management and staff
In 2001/2002, we welcomed two new additions to the Board. Alan Perelman, formerly Group Finance Director of Whitbread, took over the reins of Group Finance Director from Alan Costin. Alan Costin spent nine and a half years at Severn Trent and we thank him warmly for his contribution.

Marisa Cassoni, the Group Finance Director of Consignia, joined the Board as a non-executive director. Her experience of both regulation and finance will be valuable to Severn Trent and we are pleased to have her as a member of our Audit Committee and Treasury Committee.

Andrew Simon, our senior non-executive director, has decided to stand down after 15 years. Andrew joined Severn Trent before privatisation and was the senior independent non-executive director and Chairman of the Audit Committee. His huge experience and dedication will be greatly missed.

I am pleased to inform you that Martin Flower has agreed to take over the duties of the senior independent non-executive director, with Eric Anstee becoming Chairman of the Audit Committee.

My main thanks must go to our hard working and dedicated staff. These people are responsible for a vital part of modern society's needs. As usual they have coped with every unexpected challenge, be it freak weather, the foot-and-mouth outbreak or the severe disruption to US business caused by terrorism. I am proud that Severn Trent has a team of people who continually rise to the challenge and deliver.

Not only do these unsung heroes and heroines keep our business running, but many of them are actively involved in their communities. For instance, our US staff raised $126,000 for the victims of the World Trade Center disaster, while Severn Trent's support for WaterAid raised over £150,000 this year. Our annual community investment programme, focused on environmental education, the built environment, and the natural environment, now totals around £3.0 million, well over 1% of our pre-tax profits.

The future
The group's strategy is to increase shareholder value by establishing Severn Trent as the UK's leading integrated environmental services business and by building on Services, particularly its leadership position in the analytical services market in the USA and UK.

We will continue to focus on being a leading water company while building a substantial and successful integrated waste management business and developing our environmental services activities. The environment is definitely our business.



David Arculus Chairman



Our mission is to be a leading supplier of environmental products and services for the benefit of shareholders, customers, employees and the wider communities in which we live and work.

the environment is our business



I am pleased to report another year of progress throughout the group. This has been particularly encouraging in view of the difficult economic conditions the businesses faced in the UK and the US, our principal markets.

Our mission is to be a leading supplier of environmental products and services for the benefit of shareholders, customers, employees and the wider communities in which we live and work.

We aim to grow shareholder returns by establishing Severn Trent as the UK's leading supplier of environmental services – already Biffa is the UK's largest single supplier of integrated waste management services. In the US we are positioning Severn Trent Services as one of the leading environmental solutions providers in the large and growing US market.

The Chairman refers to Severn Trent's growing environmental reputation. We aim to build on this reputation by developing a more integrated approach across the group towards our business customers, providing them with a wider range of the group's services and helping them cope with the increasing demands of environmental compliance.

The UK market for environmental services is forecast to grow to £17.5 billion in 2005. Severn Trent is well-placed to take advantage of these market opportunities.

Water

Water and sewerage produced another strong result, with profit before interest and tax ahead by £3.6 million at £334.1 million.

Severn Trent Water continued to make good progress in controlling operating costs. With gross operating cost efficiencies of £47 million since the beginning of AMP3, we are two-thirds of the way towards our original 2005 target for out-performance; and Severn Trent Water is now targeting further savings.

Severn Trent Water also continued to out-perform in delivering its £2 billion five-year capital investment programme, resulting in around 7% savings against OFWAT's targets. A total of £350 million was spent in the year maintaining and improving the region's water resources and sewerage systems.

A recent legal case (Marcic vs Thames Water) has the potential to require water and sewerage companies to spend very significant amounts to further protect their customers from sewer flooding. Clarification on this issue is awaited from OFWAT.

The UK market for environmental services is forecast to grow to £17.5 billion in 2005. Severn Trent is well-placed to take advantage of these market opportunities

Severn Trent Water has long argued that it is unacceptable for customers to suffer from sewer flooding.

I am encouraged that we seem to be achieving a broad consensus between government, regulators and companies around a number of key issues affecting the future of the water industry. On 3 May, Margaret Beckett, Secretary of State for the Department of the Environment, Food and Rural Affairs, said 'Let us make this clear – the UK water industry is a success story'. In particular, there appears to be broad agreement on the need for longer-term vision and planning for this vital industry.

Waste
In 2001/2002, Biffa's turnover grew 24.9% to £494.8 million, and profit before interest, tax, goodwill amortisation and exceptional items was ahead 59.7% at £73.0 million. All three divisions in the UK, collection, landfill and special waste contributed in almost equal measure to this excellent result. I'm also pleased to report better progress in the second half-year in Biffa Belgium, following the appointment of a new Managing Director.

Following the successful integration of UK Waste, acquired for some £367 million in September 2000, Biffa is now the UK's largest single supplier of integrated waste services. All our integration targets, set at the time of the acquisition, have been exceeded and Biffa is now well positioned to take advantage of the growth opportunity in the UK waste sector. This opportunity comes from changes in waste legislation and regulations, that require more environmentally sensible means of disposal than landfill.

With around 1,000 trucks on the road, Biffa is now the lowest cost waste collection operator in the UK. It is also one of the UK's leading landfill businesses and manages 74 million cubic metres of operational void space. Special waste treatment is handled out of three locations, and Biffa now has interests in 75MW of electricity generation in the UK from its landfill sites, including those leased to third parties.

Services
Services grew turnover by 8.9% to £381.6 million in 2001/2002, although profit before interest, tax and goodwill amortisation was down by 16% at £32.0 million, principally the result of a difficult economic environment in the US – over 85% of Services' turnover comes from the US. A number of steps were taken to improve efficiencies and lower the cost-base, closing down two of our environmental testing laboratories and rationalising production locations in our purification equipment division. These cost initiatives, together with a shift towards lower margin products and services during the year also contributed to the lower trading result.

However, I'm pleased to report that analytical services consolidated its position as the leading supplier of environmental testing services in both the US and the UK and our operating services division continued to make progress in winning new contracts and improving margins. The purification division also broadened its range of products and services through some innovative new partnerships and has launched a wide range of new products during the year.

Our people
I would like to add my personal thanks to those of the Chairman, for the hard work and dedication shown by all our staff during the past year. Economic situations in both the UK and US have not been easy, and I'm grateful for the energy and enterprise shown by all our employees.

Outlook
Overall, the group is likely to experience a challenging year in 2002/2003. While we remain confident in Severn Trent Water's ability to outperform its regulatory targets for gross operating cost efficiencies, 2002/2003 will see continuing offsetting cost pressures and broadly unchanged prices. Biffa and Services, with their lowered costs bases, have leading positions in their key markets and their progress will depend on the speed and timing of economic recovery in the UK and the US.



Robert Walker Group Chief Executive

Breakdown of the UK environmental services market
by size %



Type of service		Severn Trent's capability
Waste and recycling	56%	Biffa
Industrial water treatment	7%	Capital Controls UK
Energy services	5%	–
Legal and other	5%	–
Consultancy	13%	Haswell
Testing	5%	Severn Trent Laboratories
Competable water services	9%	Severn Trent Water

Environmental leadership

Every business needs ideals above those of simply making money. And no business can operate in isolation from society. Our role centres on the delivery of environmental services. A vibrant and healthy environment is fundamental to the well-being of society.




Biffa
0800 601 60
www.biffa.co.uk





1 Services has a leading position in the analytical services market in the US and the UK with more than 30 laboratories.

2 Biffa is the leading single supplier of integrated waste management services in the UK. It operates around 1,000 trucks, has 33 operational landfill sites and handles around seven million tonnes of waste each year.

3 Strong IT systems are at the heart of Biffa's success. One initiative is the development of an in-cab communication system improving productivity, efficiency and customer services. In 2001/2002 the system was successfully piloted in Birmingham.

4 Severn Trent Water clinched the first of up to 35 supply deals with Northern Foods – outside its usual operational area. The deal will save 10% on the annual water and trade effluent bill at the Northern Foods Bowyers site in Trowbridge, Wiltshire.

5 Naturally occurring arsenic entering water supplies affects countries around the world. Severn Trent Water, Severn Trent Services and Bayer AG have successfully completed trials of a new system for removing arsenic.

6 Severn Trent Water is working with Coors Brewers Limited towards an Integrated Pollution Prevention and Control permit. The partnership has already increased environmental compliance and reduced the environmental impact of Coors' operations.

Research and development
To consolidate our leading position in the environmental services market we invested £5.2 million in research and development during 2001/2002. Projects included an investigation into landfill operation and management issues with leading universities. We also continued to develop improvements in analytical techniques.


5


6

Meeting customer needs
Severn Trent is a leader in the environmental services market. An example of this is Severn Trent Water's Water Guardian certification scheme, which sets new standards in the quality and safety of water and is supported by Marks and Spencer. The scheme was designed for the food industry but is now being used by some local authorities.

Providing integrated services
To reduce costs and simplify waste disposal and recycling, large companies are increasingly seeking a single national partner to deal with all their waste management issues. Biffa is benefiting from this trend because of its improved national reach, following the acquisition of UK Waste, and its ability to deal with many different waste streams.

Building long-term relationships
Severn Trent Water is growing its range of non-regulated products for domestic and small business customers. In 2001/2002, it added fixed charge internet access to its portfolio. It has also launched Severn Trent Utility Services to take its expertise in asset management, customer service and change management to new customers outside the water industry.

Providing integrated solutions

Our customers can concentrate on their business goals while we enable them to comply with environmental regulation. By providing them with an integrated service we help them reduce risk, control costs and enhance their reputation.



1



2

Providing specialist expertise
As a major company, our responsibilities extend beyond our shareholders. We aim to manage our business in the ethical manner outlined in our Code of Business Principles and Conduct. In this way, we can sustain business success while meeting the aspirations of customers, partners, employees and the communities we serve. The code can be seen at *www.severntrent.com.*

Businesses and the environment
Severn Trent is well placed to take advantage of the rapid growth in the environmental services market. Globally, this sector is expected to grow from $515 billion to $688 billion by 2010. This market growth is being driven by a flood of new legislation, such as the EU Landfill Directive which comes into force this year.

Stakeholder demands and legislation
Severn Trent has developed from its roots as a regional water company to become an integrated environmental services business. We offer a one-stop-shop for environmental services, helping customers to comply with environmental legislation. We are able to manage water and effluent, deal with waste and provide a host of other services, such as laboratory analysis.


IN AC




SEVERN TRENT
RECYCLING
WASTE
COMPOUND




0800·601·601
www.biffa.co.uk
Biffa

1 In 2001/2002, Allied Distillers won a prestigious Green Apple award for environmental best practice. Judges cited Biffa's role in helping Allied win the government-sponsored award. Biffa operates the machinery at the waste compound at Allied's Kilmalid bottling plant.

2 The acquisition of UK Waste brought an interest in the UK's largest waste management operation, in Greater Manchester. Working with the local authority, we now dispose annually of 1.2 million tonnes of waste in our landfill sites, through this contract.

3 In August 2001, we began work on the seven-year Stratford refuse and recycling contract, which we retained in open tender. This will enable Stratford District Council to meet government recycling targets.

4 Severn Trent Water signed a major contract to treat trade effluent and reduce the environmental impact of Dairy Crest's expanded Severnside dairy. When completed in the autumn of 2002, Severnside will be capable of processing more than 500 million litres of milk each year.

5 To assist with environmental compliance, customers will be able to buy all Severn Trent services in one package. Through a single account manager, our integrated environmental services offering will help to ensure they comply with all environmental regulations.

6 To improve customer service and efficiency Severn Trent Water's customer relations department, which was previously spread across 22 sites, has been consolidated into just four. These include two state-of-the-art contact centres in Derby and Coventry.

7 Biffa is helping Coors Brewers Limited to meet its recycling targets. Biffa manages the collection, treatment, disposal and recycling of waste at the brewer's Burton-on-Trent site, leaving Coors to concentrate on its business goals.

Our leading position

Severn Trent was named as the leading utility in the Dow Jones Sustainability World Index. It remains the only water, wastewater and solid waste company to have received an AAA rating from US investment research firm Innovest. Severn Trent Water was rated the UK's most admired water company in a survey by *Management Today*.

Water

[illegible]

2001/2002 performance

In 2001/2002 turnover from Water and sewerage increased by 1.4% to £899.9 million (£887.2 million). Profit before interest and tax rose by 1.1% to £334.1 million (£330.5 million).

Direct operating costs of the regulated water business were £357.4 million, a reduction in real terms of 0.7%. Excluding the impact of inflation, gross operating cost efficiencies in 2001/2002 amounted to £21.0 million, a reduction of 5.9% compared to the previous year. However these efficiencies were offset by cost pressures of £18.3 million.

Beating the regulatory contract

We are ahead of the challenging gross cost reduction targets set by OFWAT and are delivering capital expenditure efficiencies of around 7%.

We have achieved gross operating cost efficiencies of £47 million since the beginning of the AMP3 period. This total was £11 million ahead of the OFWAT target but it was offset by cost pressures of £36 million. We achieved these efficiencies through a series of measures, including reducing headcount by 1,200, consolidating activities onto fewer sites and streamlining support activities. We remain on course to meet or exceed the targeted gross operating cost efficiencies of £75 million per annum by 2004/2005.

We continued to deliver efficiencies against the £2 billion investment programme for the five-year period 2000/2001 to 2004/2005. We invested £350 million in 2001/2002, delivering significant customer benefits. This was slightly less than the amount originally budgeted because some schemes were delayed when the foot-and-mouth crisis denied access to farmland. However, we are confident that regulatory physical outputs and scheme completions will be achieved.

The initial phase of a £70 million investment was delivered at Derby sewage treatment works and we began to lay a major water supply link main between Birmingham and Coventry.

Preparing for competition in the water industry

We have been challenging government and OFWAT for a clarification of competition in the industry for some years; Environment Minister Michael Meacher's statement in March was welcome as his new proposal introduces a competitive market for 1,900 large UK industrial and commercial water users.

We are well placed to seize a substantial slice of this new business due to our 10 years of account management experience and our contacts with national customers, such as Northern Foods. In March, we won the first of 35 supply deals with Northern Foods, to supply water and sewage service to its Bowyers factory in Wiltshire.

To enable us to find new revenues, we developed a range of new products. For example, our Water Guardian certification scheme is now being used by a number of local authorities and is endorsed by Marks and Spencer.

Growing the business

We consolidated the position of Severn Trent Retail Services, which is developing a series of non-regulated products for domestic and small business customers. In 2001/2002, it added fixed charge internet access to its product portfolio.

We also launched Severn Trent Utility Services, to exploit our experience and expertise in managing assets, improving customer service and in change management processes targeted at other parts of the water industry, transport and public sectors.

Service and quality

We took key steps to improve our customer service. For example, we consolidated our customer relations department, which was previously spread across 22 sites, into just four.

Despite a real reduction in water bills we managed to maintain some of the highest levels of drinking water quality and protection for our rivers. We received a Utility Industry Achievement award for developing a rapid response unit to ensure supplies are maintained during network emergencies.

Environment and community

We introduced a successful subsidised PC scheme for employees, H_2Ome. For every 100 computers bought by employees the suppliers offered one to a local charity.

In another scheme, we produced a guidance kit to help beat bogus callers. We also continued to donate money for employee-nominated community projects and developed biodiversity action plans for all sites.

Outlook

To maintain and improve services we must be free to invest in the water infrastructure. We are working closely with the regulatory bodies to prepare for the next pricing review.

Climate change remains a long-term issue and recent projections suggest a significant impact on our region. We must prepare for the expected change in rainfall patterns. For example, we may need to build larger reservoirs and to invest further in our sewerage systems.

£2 billion

We continued to deliver efficiencies against the £2 billion investment programme for the five-year period 2000/2001 to 2004/2005. We invested £350 million in 2001/2002.

Waste

We believe that our position as an integrated supplier with collection, landfill and special waste capabilities offers a competitive advantage in the market place.

£16 million

The integration of UK Waste with Biffa was completed ahead of schedule achieving synergy savings of approximately £16 million.

2001/2002 performance
In 2001/2002, Biffa's turnover rose by 24.9% to £494.8 million (£396.0 million), benefiting from a full year's contribution from UK Waste. After goodwill amortisation of £16.8 million, Biffa's profit before interest, tax and exceptional costs (in the prior year) was £56.2 million (£37.0 million). Profit before interest, tax, goodwill amortisation and exceptional costs increased 59.7% to £73.0 million. The enlarged Biffa in the UK, excluding the benefits of synergies from the UK Waste acquisition, is estimated to have delivered growth in profit before interest, tax, goodwill amortisation and exceptional costs of around 11%.

Turnover in the UK increased by 27.1% to £449.5 million, while Belgian turnover increased by 7.1% to £45.3 million.

The integration of UK Waste with Biffa was completed ahead of schedule, achieving synergy savings of approximately £16 million – above the £15 million per annum target. These contributed significantly to the increase in profit margin on sales for Biffa in the UK (before interest, tax, goodwill amortisation and exceptional costs) to 16.0% (11.8%).

UK Waste integration
The integration has created a step change in the size and profile of our waste business. We are the largest single supplier of integrated waste management services in the UK, with one of the largest sales forces in the industry.

Collection
In 2001/2002, collection turnover in the UK increased to £260.8 million (£212.7 million) as integration with UK Waste completed our national network. Collection volumes rose by about a quarter and margins increased. The division contributed a profit before interest, tax, goodwill amortisation and exceptional costs of £45.3 million (£28.1 million).

We began preparing the business to seize the opportunities offered by the EU Landfill Directive, which will come into force this year. The directive will mean more waste diverted from landfill requiring more sorting, processing and recycling.

We had another good year in the municipal collection market. For example, in August, we began work on the seven-year Stratford refuse and recycling contract, which we retained in open tender.

Landfill
Landfill turnover in the UK increased by 30.2% to £147.4 million. Landfill volumes rose by 20%, including UK Waste, and average unit revenues were up 24%. Profit from the division, before interest, tax, goodwill amortisation and exceptional costs, was up 69.7% at £34.1 million. We were the first waste management company to act on the foot-and-mouth crisis under the guidance of the government.

The growing demand for renewable energy has created considerable opportunities for our landfill gas operations.

Special waste
The special waste division achieved a 48.6% increase in turnover to £41.3 million and contributed profit before interest, tax, goodwill amortisation and exceptional costs of £6.1 million (£3.6 million).

We again increased the number of integrated waste contracts. Through these contracts customers rely on Biffa to ensure they comply with all waste regulations.

During the new financial year, the implementation of new legislation will ban hazardous liquids from landfill sites. Our waste treatment plants are well placed to benefit from this change in the regulations.

We have interests in 75 MW of electricity generation in the UK (including from Biffa sites leased to third parties). Although permit delays frustrated our ambition to achieve 90 MW in 2001/2002, electricity generation is planned to increase to over 100 MW within four years.

Belgium
In Belgium, turnover increased by 7.1% to £45.3 million with landfill volumes stabilising throughout the year.

In 2001/2002, a new managing director was appointed who began to drive down costs. Second half profit was three times that achieved in the first half.

Environment and community
Our landfill tax credit scheme, Biffaward, provided £17 million for environmental and community projects. Among the projects to benefit was the National Waste Awareness Initiative.

Outlook
We are well-positioned to help our customers meet the challenges posed by the introduction of the EU Landfill Directive.

There is a long line of EU directives and regulations being adopted in the UK. Our scale and the quality of our people make us ideally placed to take advantage of these opportunities.

Services

2001/2002 performance
It was a challenging year for Services. Turnover increased by 8.9% to £381.6 million but profit before interest, tax and goodwill amortisation fell by 16.0% to £32.0 million.

Services' profit in 2001/2002 was adversely affected by the unfavourable economic environment in the US, changes in product mix and margins and some one-off costs, mainly as a result of management and restructuring initiatives.

Around 85% of Services' turnover arose in the US. As we anticipated in our half-year results announcement, there was a clear weakening in the US economic environment in the second half of 2001/2002. Federal government spending priorities moved away from environmental protection to security.

Management was able to mitigate the effects of the difficult US market by initiating cost reductions, job cuts and announcing closures of some facilities.

Analytical services
Analytical services grew turnover by 10.6% to £171.6 million with the US growing 9.7% to £149.4 million, consolidating its position as the leading supplier of environmental testing services in the US.

The change in US administration delayed agreement of federal funding from the start of the year. This, together with the impact of a weakening US economic environment and the lower priority being given to environmental protection, reduced the amount of analytical services' higher margin testing work which has had to be replaced by more routine, lower margin work. Throughout most of 2001/2002, the average amount of work delayed or cancelled at the higher margin end has been around $18 million.

We consolidated our leading position in the UK environmental services' testing market, growing turnover by 16.2%. The acquisition of Coventry-based City Analytical Services, a leading soils testing laboratory provided us with a major presence in the contaminated land sector.

Operating services
Our operating services business continued to show progress, although turnover declined by 1.5% to £114.7 million.

During the past year, we renewed 77% of contracts on a dollar basis and won over three out of every four contracts we bid for. Importantly, gross margins in both cases were improved.

The SmartMeter™, the electronic non-moving parts water meter with full readout capability, is now on trial in 18 locations in the US and is demonstrating real potential.

The environmental contract services business has grown organically and secured several new customers. Contract wins included a five-year agreement to run the waste treatment plant in East Hampton, New York, and with the Lewes, Delaware, Board of Public Works to operate the City's wastewater treatment plant for three years. We now operate around 600 water and wastewater facilities across the US.

Severn Trent Water International (STWI) made steady progress in Italy, Belgium and Portugal and in its management services business around the world. Management services worked on projects in countries including Russia, Tanzania, Ukraine, Azerbaijan and South Africa. We also became the preferred bidder for a project to support the development of the water and sewage sector in 14 Russian cities.

In Italy, a consortium led by STWI was awarded a 30-year contract to operate water and wastewater services at Terni, north of Rome. The Italian market for privatised water and wastewater looks to be one of the more attractive in Europe in the coming years.

Water purification solutions
Water purification solutions had a good year as turnover increased by 21.1% to £95.3 million, reflecting the high backlog of equipment orders that remained fairly resilient throughout the year; however, profit was impacted by the downturn in the economy, plant rationalisation and by some significant changes in product mix, with higher margin bulk chlorine business declining, offset by orders for lower margin hypochlorite and on-site chlorine generation equipment.

Significantly, we made real progress in filling out gaps in our equipment product range and made use of joint ventures and partnerships rather than acquisitions by:

A joint venture with Hanovia for a full range of UV Purification equipment that Severn Trent Services will sell exclusively in the US market.

A worldwide partnering agreement with Black & Veitch and a number of business opportunities across our product range through this agreement.

A 70:30 Severn Trent:DeNora joint venture to sell advanced hypochlorite systems on a worldwide basis.

With two national sales forces in the US covering disinfection and water filtration equipment, we now have the sales coverage in place to take advantage of new technologies developed by Severn Trent Water in the UK, for example arsenic removal from groundwater. Recent federal legislation, imposing a maximum limit of 10 parts per billion, from 2005 onwards, opens up an attractive market for our filtration equipment.

Sales of our Eclox system increased. The system was designed to help military personnel test drinking water quickly for contamination. Heightened security concerns led to orders from several water companies, with the system being used during the Winter Olympics in Utah.

Systems

Property, Engineering consultancy and Insurance

Our strategy is to continue [illegible] over many years to compete [illegible] external customers as well as [illegible]

Systems

2001/2002 performance
Total turnover for the systems business reduced to £62.0 million (£70.0 million) largely reflecting the disposal of Stoner Associates in May 2001. The systems business generated a loss before interest, tax, goodwill amortisation and exceptional items of £5.7 million (loss of £5.4 million). However, we continued the strategic repositioning of the overall business. As part of this realignment, Stoner Associates was sold, generating an exceptional profit of £8.0 million and the UK operations were restructured to achieve better efficiencies and customer service.

As previously indicated at the announcement of the group's half-year results, Severn Trent Systems has continued to experience problems with some CIS-Open Vision contracts in the USA, with implementation taking longer than anticipated and involving extra resources and much higher costs. £25.0 million has been recognised as an exceptional charge (compared to £21.5 million at the half-year) to cover the anticipated total costs of completing these loss-making contracts.

The £25.0 million charge remains an estimate, as there continues to be ongoing work which will take further time to be completed. In addition, there is always the risk of a dispute with Systems' customers over the extent of its obligations and/or amounts due to Systems. One of Systems' customers, the City of Portland, has made specific reference to the possibility of litigation and has formally stated its intention to make a claim (as yet unquantified) against Systems. It is Systems' intention to defend this claim robustly and to continue to pursue with rigour its entitlements under this contract. Further information on this contingent liability is provided in the Annual Report and Accounts 2002.

No actual proceedings have been commenced in respect of any of the CIS-Open Vision contracts. No provision has been made in the financial statements (nor can it be under current Financial Reporting Standards) for a potential adverse outcome of any claim (including the City of Portland's claim), dispute or litigation in connection with any

The net cost of exceptional items in the year's results, including the profit from the sale of Stoner Associates, was £17.0 million.

The CIS-Open Vision system did well in other regions. Several utilities in Australia used the system in electricity and gas markets. In the UK, Severn Trent Water became the first utility to install CIS-Open Vision, providing key commercial and industrial customers with a better service.

The work management business made continued progress towards consolidating its position as an integrated global business under the Worksuite brand. It also introduced its new internet-based products.

The business enjoyed strong market growth in North America where there were several new customers for our Worksuite products. Overall, 25% of the 20 largest electric and gas utilities in North America use Worksuite products. In the UK, ntl, the largest cable communications provider began the roll-out of the Worksuite products into production operations and Transco completed a major upgrade of the Worksuite systems.

In the IT services business, we continued to develop and implement systems to drive growth in other group companies. For example, a new system was developed and deployed for Severn Trent Water to create clear and easily accessible electronic maps of all its underground infrastructure. We installed over 120 work stations at more than 30 locations as part of the project. In another project, using our Worksuite products, we created an integrated system using wireless computing technology that enabled more maintenance staff to work directly from home and carry out their jobs more efficiently.

Property, Engineering consultancy and Insurance

2001/2002 performance
Total turnover from the three businesses in the year was £43.0 million (£92.6 million) generating profit before interest and tax of £1.5 million (£4.4 million).

Property
In 2001/2002, we disposed of some sites formerly occupied by Severn Trent Water. These included former offices known as Aqua House in Birmingham and the former water supply depot in Bromwich Road, Worcester.

In a joint venture, the site of the Avon Water Treatment Works is being developed with Bellway Homes.

At Thorpe Park, Leeds, where we are involved in an office development totalling 1.8 million square feet, further office developments have been completed for Cable & Wireless and IBM.

Land adjacent to Hinckley Water Reclamation Works now has the benefit of planning permission for industrial/distribution use. Infrastructure works are due to commence later this year.

Daventry International Rail Freight Terminal remains the largest scheme to be undertaken by the company.

Engineering consultancy
Charles Haswell and Partners is an engineering design consultancy. Turnover has increased by 33%. After many years of predominantly working for Severn Trent Water, more than 50% of revenues now comes from external clients.

Ongoing commissions in the water sector include Framework Agreements and individual projects for United Utilities, Yorkshire Water, West of Scotland Water and Wessex Water. Working in conjunction with Severn Trent Water International, the company is also pursuing water sector market opportunities in Southern Ireland.

Outside the water sector, ongoing major projects include London Underground, Dublin Port Tunnel and Channel Tunnel Rail Link. Significant growth has also been achieved in the gas sector.

Insurance
Derwent Insurance, based in Guernsey, provides insurance cover to Severn Trent group companies.

Board of Directors


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1 **David Arculus** MA MSc Chairman (56)*
Mr Arculus joined the Board in May 1996 as a non-executive Director and was appointed Chairman on 29 July 1998. He was recently appointed Chairman of Earls Court & Olympia Group Ltd and resigned as Chairman of IPC Group Ltd. Until 1997 he was Group Managing Director of Emap Plc, the international media company, where he played a significant role in the growth of that company. Mr Arculus was formerly a journalist and a producer at the BBC and is a non-executive Director of Barclays plc. In April this year, he was appointed by the Government to chair its Better Regulation Task Force.

2 **Robert Walker** MA (57)
Mr Walker joined the Board in May 1996 as a non-executive Director. He was appointed Deputy Chief Executive in July 1999 and became Group Chief Executive in August 2000. He has previously worked for Procter & Gamble, McKinsey & Company and PepsiCo Inc. where he was a Division President. Mr Walker is also a non-executive Director of Wolseley Plc.

3 **Andrew Simon** OBE BSc MBA (57)*
Mr Simon joined the Board in October 1986 and is the senior independent non-executive Director. He was formerly Chairman of the Evode Group Plc and is now a non-executive Director of Associated British Ports Holdings Plc, Hampson Industries Plc and Property Internet plc and is on the Supervisory Board of SGL Carbon AG in Germany and on the Board of Finning International Inc. in Canada. Mr Simon is also Executive Vice-Chairman of Diamant Boart S.A. in Belgium and non-executive Chairman of Zeus Group Ltd and Ascent Investments Ltd.

4 **Alan Perelman** MA MSc (54)
Mr Perelman joined the Board in October 2001 and was appointed Group Finance Director in December 2001. Prior to this he was Group Finance Director at Whitbread from 1990 to 2001. Previous positions held were Group Finance Director at The Gateway Corporation and various positions at Rio Tinto, both in the UK and overseas.

5 **Clare Tritton** BA QC (66)*
Mrs Tritton joined the Board in November 1991. She is also a Trustee Director of certain of the Severn Trent pension schemes. Mrs Tritton has wide legal experience with emphasis on European Community law and particularly on competition law. She served on the Monopolies and Mergers Commission and on FIMBRA until May 1998. Mrs Tritton is Chief Executive of Throckmorton Estates and was, until recently, a non-executive Director of the Birmingham Royal Ballet Trust Company. She is also a Director of Primary Immunodeficiency Association and serves on the Country Land and Business Association.

6 **Derek Osborn** CB (61)*
Mr Osborn joined the Board on 21 September 1998 and is a leading figure in the environmental world. He was chair of the UK Round Table on Sustainable Development from 1999 to 2000 and is now a member of the UK Commission on Sustainable Development. He has been Chair of UNED UK since 1996 and of the International Institute for Environment and Development since 1998. Mr Osborn is currently chair of Jupiter Global Green Investment Trust and of the international advisory board of ERM CVS. He was Director General of Environment Protection in the Department of the Environment from 1990 to 1995 and Chairman of the Management Board of the European Environment Agency from 1995 to 1999.


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7 **Brian Duckworth** BA FCCA FCIWEM FIWO (53)
Mr Duckworth joined the Board in November 1994. He has been with Severn Trent since 1974 and has worked in various roles. Mr Duckworth was appointed as Managing Director of Severn Trent Water Limited on 1 April 1995. In May 2002 he was appointed as a non-executive Director of Avon Rubber plc. Mr Duckworth recently retired as President of the Institution of Water Officers and, until April 2000, he was Chairman of Water UK, the water industry's trade association.

8 **Marisa Cassoni** BSc ACA (50)*
Ms Cassoni joined the Board on 1 September 2001. She is currently Group Finance Director of Consignia plc, having previously been Group Finance Director at Britannic Assurance plc from 1998 to 2001. Ms Cassoni qualified as an accountant with Deloittes where she rose to be Corporate Finance Manager. She later moved to the Prudential Corporation, becoming Group Finance Director of the Prudential's UK Division in 1994.

9 **Eric Anstee** FCA (51)*
Mr Anstee joined the Board in July 1999. He is Chairman of Mansell plc and a non-executive Director of SSL International plc. He was formerly Chief Executive – Financial Services of Old Mutual Group until August 2001, having been Group Finance Director between November 1998 and December 1999. Prior to that, he was Group Finance Director of The Energy Group PLC, which was acquired by Texas Utilities in 1998, and Group Finance Director of Eastern Group plc between 1993 and 1995 prior to its acquisition by Hanson plc. Before joining Eastern, he was a senior partner with Ernst & Young and a member of the Management Board of the Management Consultancy arm. He is a member of the Accounting Standards Board's Urgent Issues Task Force and a member of the Senate of the Institute of Chartered Accountants in England and Wales.

10 **John McAdam** BSc PhD (54)*
Dr McAdam joined the Board on 18 September 2000. He is a member of the Board of ICI PLC where he is Executive Vice President Coatings and Chief Executive Officer of ICI Paints, and Executive Vice President Research, Development and Technology. He oversees ICI's activities in Asia. He joined ICI in 1997 following the acquisition of the Specialty Chemicals business from Unilever, where he held a number of senior positions in Quest International, Birds Eye Wall's Ltd and Unichema International.

11 **Martin Flower** BA (55)*
Mr Flower joined the Board in June 1996. He is Group Chief Executive of Coats plc. During his career at Coats he has been based in different parts of Europe, Asia Pacific and South America. He has a particular interest in and knowledge of European and EU affairs. Mr Flower is also a non-executive Director of William Prym of Stolberg in Germany.

12 **Martin Bettington** BSc MechEng MBA (49)
Mr Bettington joined the Board in November 1994. He is the Managing Director of Severn Trent's waste management business, Biffa Waste Services. Mr Bettington was previously employed by BET Plc, Biffa's former holding company. He holds an MBA from Manchester Business School.

13 **John Banyard** BScEng FREng FICE FCIWEM (57)
Mr Banyard joined the Board in January 1998. He is an executive Director of Severn Trent Water Limited with responsibility for asset management. He is also a Director of UK Water Industry Research Limited, a member of the Court of Cranfield University and the Royal Academy of Engineering Visiting Professor of Water Engineering at Loughborough University. Mr Banyard is a Chartered Civil Engineer and has worked in a number of engineering roles within the group since joining Severn Trent in 1974. He was elected a Fellow of the Royal Academy of Engineering in 1997.

*Non-executive Director

Board Committees
Membership of Board Committees is as detailed below:

Audit Committee
A H Simon (Chairman)
T D G Arculus
M L Cassoni
F A Osborn
Secretary – P P Davies

Charitable Contributions Committee
B Duckworth (Chairman)
A H Simon
R M Walker
Secretary – P P Davies

Environmental and Corporate Social Responsibility Advisory Committee
F A Osborn (Chairman)
T D G Arculus
M J Bettington
R Brydon Jannetta
B Duckworth
L F Graziano
J W Oatridge
R M Walker
Secretary – P P Davies

Executive Committee
R M Walker (Chairman)
T D G Arculus
J K Banyard
M J Bettington
P P Davies (and Secretary)
B Duckworth
P J Gavan
J W Oatridge
A S Perelman
P K Tandon

Remuneration Committee
M C Flower (Chairman)
T D G Arculus
Dr J D G McAdam
Secretary – P P Davies

Nominations Committee
T D G Arculus (Chairman)
M C Flower
A H Simon
C Tritton
Secretary – P P Davies

Treasury Committee
E E Anstee (Chairman)
T D G Arculus
M L Cassoni
M C Flower
T E Jack
A S Perelman
R M Walker
M R Wilson
Secretary – P P Davies

Senior independent non-executive Director
A H Simon OBE BSc MBA

Group General Counsel and Company Secretary
P P Davies LL.B. Solicitor

Summary financial statement

Independent auditors' statement to the members of Severn Trent Plc

We have examined the summary financial statement of Severn Trent Plc.

Respective responsibilities of Directors and auditors
The Directors are responsible for preparing the Annual Review 2002 in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review 2002 with the annual accounts and Directors' report and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review 2002 and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the summary financial statement is consistent with the full annual accounts and Directors' report of Severn Trent Plc for the year ended 31 March 2002 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.


PRICEWATERHOUSECOOPERS

Chartered Accountants and Registered Auditors, Birmingham
11 June 2002

Summary Directors' report

Principal activities
The principal activities of the group continued to be the supply of water and sewerage services, waste management and the provision of environmental services. A review of the group's business activities, their performance and future developments can be found on pages 6 to 15.

Final dividend
Subject to approval at the Annual General Meeting the recommended final dividend of 28.56p (2001: 28.00p) net for each ordinary share will be paid on 1 October 2002 to shareholders on the register at the close of business on 28 June 2002.

Directors
Details of the current members of the Board are shown on pages 16 and 17.

Ms M L Cassoni joined the Board as a non-executive Director on 1 September 2001. Mr A S Perelman joined the Board as an executive Director on 1 October 2001. In accordance with the Articles of Association of the company, both Directors will retire at this year's Annual General Meeting and offer themselves for reappointment.

Mr M J Bettington and Mr M C Flower retire from the Board by rotation in accordance with the Articles of Association of the company and, being eligible, offer themselves for reappointment.

Mr A H Simon will retire from the Board at the conclusion of this year's Annual General Meeting but will not be seeking reappointment.

Mr Bettington has a service contract which provides for not less than 12 months' written notice of termination by the company and not less than six months' written notice by him expiring at any time. Mr Perelman has a service contract which provides for not less than 24 months' written notice of termination by the company, reducing to not less than 12 months' written notice of termination by the company at the end of the first year and not less than six months' written notice by him expiring at any time. Ms Cassoni and Mr Flower, being non-executive Directors, do not have service contracts with the company.

Corporate governance
The Board is committed to business integrity and professionalism in all its activities. As part of this commitment the Board supports the highest standards of corporate governance and the development of best practice. The Annual Report and Accounts 2002 contains the full Corporate Governance statement.

Health and safety
The company continues to pro-actively address the management of health and safety issues across the group.

Employees
The company continues to review its diversity policies and practices to ensure they comply with the legislative requirements of all areas of operation and with the requirements of the company's Code of Business Principles and Conduct.

This Code forms a key element of the company's Corporate Social Responsibility position and a summary of the main principles of the Code can be found on the company's website (www.severntrent.com).

The company continues to maintain effective communications with its employees through in-house magazines, team briefings, 'tool box' talks and intranet facilities. Communications have been developed further during the year with the introduction of the group-wide intranet, initially rolled out to 800 employees, a series of group-wide management conferences aimed at building cross-company relations and awareness of business strategy and a programme of seminars hosted by Biffa anticipating expected changes in waste management legislation.

Last year, we reported the piloting of a flexible benefits package. Since then, the 'Lifestyle' Scheme has been made available to about 2,000 UK employees and will be further extended in October 2002 to over 5,000 employees.

'Whistle blowing' procedures have been introduced to deal with any allegations of breaches of the company's codes and values.

Auditors' report
The auditors' report on the full annual accounts of the group for the year ended 31 March 2002 was unqualified and did not contain a statement under either section 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

By order of the Board
P P Davies LL.B Solicitor
Group General Counsel
and Company Secretary
11 June 2002

Important note: The summary financial statement does not contain sufficient information to allow a full understanding of the results of the group and of the state of affairs of the company or of the group. For further details, the Annual Report and Accounts 2002, which includes the Directors' report and the Auditors' report on the financial statements, should be consulted. Shareholders have the right to demand, free of charge, a copy of the group's full Annual Report and Accounts. Alternatively, a copy can be found on the company's website www.severntrent.com

Summary group profit and loss account

Year ended 31 March 2002

	2002 £m	2001 (restated) £m
Turnover	**1,794.3**	1,681.6
Operating costs before goodwill amortisation and exceptional costs	**(1,385.4)**	(1,290.2)
Goodwill amortisation	**(26.5)**	(17.4)
Exceptional contract costs	**(25.0)**	–
Exceptional restructuring costs	**–**	(15.5)
Total operating costs	**(1,436.9)**	(1,323.1)
Group operating profit	**357.4**	358.5
Share of operating profit of joint ventures and associates	**9.9**	8.8
Exceptional profit on disposal of business	**8.0**	–
Profit before interest, goodwill amortisation and exceptional items	**418.8**	400.2
Goodwill amortisation	**(26.5)**	(17.4)
Profit before interest and exceptional items	**392.3**	382.8
Exceptional costs	**(25.0)**	(15.5)
Exceptional profits	**8.0**	–
Profit before interest	**375.3**	367.3
Net interest payable	**(159.0)**	(161.1)
Profit after interest before exceptional items	**233.3**	221.7
Exceptional items	**(17.0)**	(15.5)
Profit on ordinary activities before taxation	**216.3**	206.2
Taxation on profit on ordinary activities – current tax	**(16.1)**	(12.4)
– deferred tax	**(42.3)**	(52.4)
Total taxation	**(58.4)**	(64.8)
Profit on ordinary activities after taxation	**157.9**	141.4
Equity minority interests	**(0.6)**	(0.4)
Profit for the financial year	**157.3**	141.0
Dividends (including non-equity dividends)	**(157.6)**	(154.5)
Retained loss for the financial year	**(0.3)**	(13.5)
Earnings per share (pence)		
Basic	**45.9**	41.2
Adjusted basic before exceptional items and deferred tax	**63.2**	61.0

The results for the year-ended 31 March 2001 have been restated as a result of applying FRS 19 'Deferred Tax'. Further information is provided in the Annual Report and Accounts 2002.

Summary group balance sheet

As at 31 March 2002

	2002 £m	2001 (restated) £m
Fixed assets	**5,395.7**	5,309.8
Current assets	**535.7**	613.3
Creditors: amounts falling due within one year	**(1,112.8)**	(1,444.0)
Net current liabilities	**(577.1)**	(830.7)
Total assets less current liabilities	**4,818.6**	4,479.1
Creditors: amounts falling due after more than one year	**(2,042.8)**	(1,770.0)
Provisions for liabilities and charges	**(480.4)**	(418.0)
Net assets	**2,295.4**	2,291.1
Capital and reserves	**2,294.0**	2,289.9
Minority shareholders' interest (equity)	**1.4**	1.2
	2,295.4	2,291.1

The group balance sheet at 31 March 2001 has been restated as a result of applying FRS 19 'Deferred Tax'. Further information is provided in the Annual Report and Accounts 2002.

Signed on behalf of the Board who approved the accounts on 11 June 2002.

David Arculus Chairman **Alan Perelman** Group Finance Director

Summary group cash flow statement

Year ended 31 March 2002

	2002		2001	
	£m	**£m**	£m	£m
Net cash inflow from operating activities		**665.5**		617.8
Dividends received from associates and joint ventures		**1.2**		1.0
Returns on investments and servicing of finance		**(144.9)**		(126.8)
Taxation		**(6.7)**		(6.4)
Capital expenditure and financial investment		**(352.1)**		(365.7)
Acquisitions and disposals		**–**		(427.9)
Equity dividends paid		**(154.1)**		(153.7)
Net cash inflow/(outflow) before use of liquid resources and financing		**8.9**		(461.7)
Management of liquid resources		**62.0**		(44.9)
Financing				
(Decrease)/increase in debt	**(81.5)**		515.7	
Redemption of shares	**–**		(9.1)	
Issues of shares	**3.4**		6.7	
		(78.1)		513.3
(Decrease)/increase in cash		**(7.2)**		6.7

Directors' pay and benefits

Year ended 31 March 2002

	Basic salary and fees[3] £000	Benefits in kind £000	Annual bonus £000	Other[1] £000	Total 2001/2002 £000	Total 2000/2001 £000
Chairman and other non-executive Directors						
T D G Arculus	119.5	15.7	–	5.7	140.9	115.2
E E Anstee	30.9	–	–	0.6	31.5	29.3
M L Cassoni (from 1.9.01)	16.0	–	–	–	16.0	–
M C Flower	40.9	–	–	–	40.9	29.5
J D G McAdam	26.7	–	–	–	26.7	13.5
F A Osborn	50.9	–	–	–	50.9	36.3
A H Simon	33.1	–	–	0.7	33.8	30.3
C Tritton	31.1	–	–	–	31.1	28.0
Executive Directors						
J K Banyard	162.2	16.1	61.6	0.4	240.3	227.9
M J Bettington	211.2	15.2	55.6	–	282.0	273.5
V Cocker (retired 30.10.00)	–	–	–	–	–	181.2
R A S Costin (retired 21.12.01)	139.5	16.0	59.0	0.1	214.6	263.9
B Duckworth	216.3	15.7	82.2	0.1	314.3	300.5
A S Perelman (from 1.10.01)	165.0	12.5	82.5	76.8	336.8	–
R M Walker[2]	356.0	23.9	112.7	0.1	492.7	414.4
Total emoluments	1,599.3	115.1	453.6	84.5	2,252.5	1,943.5

1 Other emoluments represent expenses chargeable to UK income tax paid to Directors. Included within this category for Mr Perelman, is £76,763 of relocation allowances.

2 Aggregate emoluments to Mr Walker, as highest paid Director, amounted to £492,700 (2001: £414,400).

3 Included within fees for the non-executive Directors, are amounts elected to be received by way of shares rather than as emoluments, to encourage participation in line with best practice. 133 shares with a gross value of £1,666.67 were received by all of the non-executive Directors for the period from 1 August 2001, with the exception of Mr Arculus who received 551 shares with a gross value of £6,779.60 and Ms Cassoni who received 116 shares with a gross value of £1,458.33.

4 Mr Costin's salary and benefits in kind are the amounts earned up to the date he retired as a member of the Board (21 December 2001). In the financial year he received a further £52,700 in salary and £6,100 of benefits in kind in relation to the period following his retirement from the Board to 31 March 2002. Mr Costin retired from the company on 12 May 2002.

5 Five current Directors are in defined benefit schemes. One Director is in a money purchase scheme to which the company contributes £26,280 per annum (£28,680 with effect from 1 January 2002).

6 No awards vested during the year under the Severn Trent Plc Long Term Incentive Plan. Consequently there has been no gain on vesting (2001: £171,138). None of the Directors exercised any share options during the year, so there has been no gain on exercise (2001: £13,085).

We encourage our shareholders to use our website www.severntrent.com to obtain more information about the Severn Trent group.

Our website is structured around four major areas – Our Business and Our People, Financial Performance, Environmental Leadership and Community Affairs.

Shareholders are likely to find the Financial Performance section of particular interest, containing a range of shareholder information such as detailed coverage of our share price, dividend payments, key dates, our registrars as well as corporate, financial and environmental news releases and City presentations.

Our Annual Review and Annual Report and Accounts are available on the website, accessed directly via www.severntrent.com/reports2002

www.severntrent.com

Key dates in 2002

Dividends – ordinary shares

26 June 2002
Ex-dividend date for final dividend

28 June 2002
Record date for final dividend

1 October 2002
Payment of final dividend

Shareholder communications

26 July 2002
Annual General Meeting at the Royal Centre in Nottingham

December 2002
Announcement of half year results

Annual General Meeting

The Annual General Meeting will be held at 2.30pm on Friday 26 July 2002 at the Royal Centre, Theatre Square, Nottingham NG1 5ND. The Notice of the Meeting and a form of proxy are enclosed with this Review.

Registrars

Lloyds TSB Registrars are the company's share registrars and they will deal with any queries you may have regarding:

- Shareholdings
- Dividends
- Lost share certificates
- Change of name or address
- Death of a shareholder
- Request for the full Report and Accounts.

If you wish to have your dividends paid directly into your bank or building society account you should contact the registrars and they will send you a dividend mandate form. Alternatively, you will find a form of mandate attached to your last dividend mailing which you may complete and return to the registrars. Please note you will still receive tax vouchers at your usual address.

Their contact details are:
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
You can also ring them on the Severn Trent dedicated telephone line: 0870 600 3967.

Alternatively, if you have access to the Internet, you can look directly at details of your shareholder account by visiting www.shareview.co.uk. This is a service offered by Lloyds TSB Registrars that enables you to check your holdings in many UK companies and helps you to organise your investments electronically. You can register for this portfolio service, which is easy to use, secure and free, by logging onto www.shareview.co.uk and following a simple registration process.

Electronic proxy appointments

For the Annual General Meeting to be held on 26 July 2002 you may, if you wish, register the appointment of a proxy electronically by logging onto the website www.sharevote.co.uk. You will need your voting reference numbers (the three 8 digit numbers shown on your form of proxy).

Alternatively if you have registered for a shareview portfolio, log onto your portfolio at www.shareview.co.uk and click on Company Meetings.

Please note that any electronic communication that is found to contain a computer virus will not be accepted.

Low cost postal dealing service

Lloyds TSB Registrars also offer a low cost postal dealing service for anyone who wishes to buy or sell Severn Trent Plc shares.

The charge for this service is 0.5% of the transaction value (minimum charge – £7.50) and deals are completed once a week on Fridays. Stamp Duty of 0.5% is payable, in addition to the above charge, on the value of purchases.

See above for contact details.

Unsolicited mail

We are obliged, whenever requested, to provide copies of our shareholder register to any third parties so it is quite likely that you may receive unsolicited mail from time to time.

You can limit the amount of unsolicited mail you receive by contacting:
The Mailing Preference Service
Freepost 22
London W1E 7EZ

Forward-looking statements

This document contains certain 'forward-looking statements' with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal' or 'estimates'. By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the regulatory framework in which Severn Trent operates; the impact of legal or other proceedings against Severn Trent or other companies in the environmental services industry; and changes in interest and exchange rates.

All subsequent written or verbal forward-looking statements attributable to Severn Trent or any member of the Severn Trent group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

For copies of the following publications
call +44 (0)121 722 4000

Severn Trent Plc
Annual Report and Accounts 2002
Stewardship 2002

Severn Trent Water
Annual Report and Accounts 2002
(including Regulatory Accounts)
Sustainability
Biodiversity Action Plan
Conservation Access Recreation
and Education Report

Biffa
Environment Report
Book 4 – 'A Question of Balance'
Biffa & Biodiversity



Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
United Kingdom

Telephone +44 (0)121 722 4000

We are mindful of the environmental impact of the production of our report and accounts documents and seek to minimise the resources used wherever possible.

The paper used, Zanders Megamatt, is produced using chlorine free processes from 50% recycled pre and post consumer waste. It is certified to the Nordic Swan Standard, which requires products to meet a strict range of standards.

In addition the printing process is taken into account – this report is printed by WACE who operate an Environmental Management System certified to ISO 14001.

But as a shareholder you too can 'do your bit'. If you currently receive the full Annual Report and Accounts why not consider switching to the Annual Review only? You can help us reduce our use of paper, and costs, as well as making your contribution to protecting the environment. Please call Lloyds TSB Registrars on 0870 600 3967 to request the Annual Review only.

You can still view or obtain a copy of the full Annual Report and Accounts on-line at www.severntrent.com/reports2002

Designed, typeset and produced by CGI BrandSense
Printed by WACE

18 June 2001

03 JUL -2 AM 7:21


SEVERN
TRENT

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com

AR/S
3-31-01

Dear Shareholder,

I am pleased to enclose a copy of the Company's Annual Report and Accounts or Annual Review and Summary Financial Statement for the year ended 31 March 2001. A copy of the Shareholders' Guidance Notes is also included.

This year the Annual General Meeting will again be held at the International Convention Centre in central Birmingham. The Notice of the Annual General Meeting is also enclosed and sets out the resolutions to be proposed at the meeting. The meeting will be held at 2.30pm on Tuesday 24 July 2001. Doors open at 1.30pm. A location map and directions to the International Convention Centre are enclosed.

If you are unable to come to the Annual General Meeting and wish to appoint a proxy on your behalf, please complete and return the enclosed Form of Proxy. If you are coming to the Annual General Meeting please bring your Form of Proxy with you. This will help identify you as a shareholder and ensure that you are admitted swiftly to the meeting. If you have completed and returned your Form of Proxy you may, of course, still attend the meeting; your status as a shareholder will be confirmed at the entrance.

Yours sincerely,

David Arculus
Chairman

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Severn Trent Plc
Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the twelfth Annual General Meeting of Severn Trent Plc will be held at the International Convention Centre, Broad Street, Birmingham B1 2EA on 24 July 2001 at 2.30pm for the following purposes:

To propose the following resolutions as ordinary resolutions

Resolution 1
To receive the Report of the Directors and the audited accounts for the year ended 31 March 2001.

Resolution 2
To declare a final dividend in respect of the year ended 31 March 2001 of 28.00 pence (net) for each Ordinary Share of 65 5/19 pence.

Resolution 3
To re-appoint Mr J K Banyard, who retires by rotation, as a Director of the Company.

Resolution 4
To re-appoint Mr B Duckworth, who retires by rotation, as a Director of the Company.

Resolution 5
To re-appoint Mr F A Osborn, who retires by rotation, as a Director of the Company.

Resolution 6
To re-appoint Dr J D G McAdam, who has been appointed since the last Annual General Meeting, as a Director of the Company.

Resolution 7
THAT Messrs PricewaterhouseCoopers be and are hereby re-appointed auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and that their remuneration be determined by the Directors.

Resolution 8
THAT the Directors be and are hereby authorised to amend the Rules of the Severn Trent Long Term Incentive Plan so as to increase the market value of Severn Trent Ordinary Shares that may be placed under an award in any financial year from 50% of basic salary to 100% of basic salary and that the Directors be and are hereby authorised to do all acts and things that they consider to be necessary or expedient to implement this amendment.

To propose the following resolutions as special resolutions

Resolution 9
THAT the Articles of Association of the Company produced to the meeting and initialled by the Chairman for the purposes of identification be and are hereby adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association of the Company.

Resolution 10
THAT the Directors are authorised in accordance with Section 95 of the Companies Act 1985 to allot equity securities for cash without first offering those equity securities to existing shareholders as required by Section 89 of the Companies Act 1985. This power will last until the conclusion of the next Annual General Meeting. During this period the maximum amount of equity securities which can be allotted under the power, other than in connection with a rights issue, is £11,181,114.

Resolution 11

THAT the Company is authorised generally and without conditions to make market purchases (as defined in section 163 of the Companies Act 1985) of its Ordinary Shares of 65⅚₉ pence each, but:

the Company may not purchase more than 34,264,707 Ordinary Shares;

the Company may not pay less than 65⅚₉ pence for each Ordinary Share;

the Company may not pay, in respect of each Ordinary Share, more than 5% over the average of the middle market price of the Ordinary Shares based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which Severn Trent agrees to buy the shares;

this authority will last from today until Severn Trent's next Annual General Meeting, but it will end on 23 October 2002 if the next Annual General Meeting has not been held by then; and

the Company may agree, before the authority ends, to purchase Ordinary Shares where the purchase is or may be completed (fully or partly) after the authority ends.

Registered Office:
2297 Coventry Road
Birmingham B26 3PU

Registered in England and Wales No. 2366619

By Order of the Board
P P Davies LL.B Solicitor
Group General Counsel and Company Secretary

18 June 2001

General notes

1. A member entitled to attend and to vote at the meeting is entitled to appoint one or more proxies to attend the meeting, and any adjournment thereof, and, on a poll, vote instead of him/her. A proxy need not be a member of the Company. A Form of Proxy is enclosed with this notice.

2. Forms of Proxy should be deposited at the offices of the Registrar, Lloyds TSB Registrars, The Causeway, Worthing BN99 6EF not less than 48 hours before the time for holding the meeting.

3. An employee whose shares are held by the Trustee under the Free and Matching Offers is not entitled to attend the Annual General Meeting in respect of those shares. He or she will, however, be able to attend the Annual General Meeting by virtue of holding shares registered in his/her own name. In respect of shares held in the name of the Trustee, the employee can, however, instruct the Trustee how to vote on his/her behalf on any resolution set out in the Notice of Annual General Meeting should the resolution be put to a formal vote at the meeting on a poll. A voting direction form will be sent to those employees concerned. Voting direction forms should be returned to the address on the reverse of the form so as to be received not later than 2.30pm on 17 July 2001. The foregoing does not apply to any shares held by an employee which are registered in his/her name.

4. To have the right to attend and vote at the meeting (and also for the purposes of calculating how many votes a person may cast) a person must have their name entered on the register of members no later than 6.00pm on 22 July 2001. Changes to entries on the register after this time will be disregarded in determining the rights of any person to attend or vote at the meeting.

How to fill in the Form of Proxy

1. You can appoint the Chairman of the meeting or any other person as your proxy. If you wish to appoint someone other than the Chairman as your proxy, you should cross out the words 'the Chairman of the Meeting or' and write in the name and address of your proxy. A proxy need not be a member of the Company. A proxy must attend the meeting in person to represent you.

2. Details of the resolutions are set out in the Notice of Annual General Meeting. The resolutions on the Form of Proxy are as numbered in the Notice of Annual General Meeting.

3. You can instruct your proxy how to vote on each resolution set out on the Form of Proxy on which a poll is taken by ticking the appropriate box against each resolution to show whether your proxy is to vote for or against it. You do not have to vote all your shares the same way.

4. Your proxy may vote or abstain as he or she chooses on any resolution on which you do not give instructions how to vote, and, unless instructed otherwise, on any additional business (including amendments to resolutions) which may properly come before the meeting.

5. The Form of Proxy, and any power of attorney or other authority under which it is executed (or a copy of any such power or authority certified notarially) should be returned to the address on the back of the form not less than 48 hours before the time for holding the meeting.

6. If the appointor is a corporation, the Form of Proxy should be executed under its common seal (if any) or signed on its behalf by an officer, attorney or other person duly authorised by the corporation. In the case of an individual the Form of Proxy must be signed by the appointor or his agent, duly authorised in writing. The appropriate power of attorney or other authority should be returned with the form.

7. In the case of joint holders only one need sign the Form of Proxy but if more than one votes, the vote of the first named on the register of members will be accepted to the exclusion of other joint holders.

8. If you are planning to attend the meeting please bring the Form of Proxy with you to the meeting. Your personalised Form of Proxy will help identify you as a shareholder and may therefore be used as an Admission Form. This will help to speed up the admission process. If you have completed and returned your Form of Proxy you can of course still attend and vote at the meeting. Your status as a shareholder will be confirmed at the entrance.

How to get to the International Convention Centre (ICC)

The map below of the centre of Birmingham shows the location of the ICC, the adjacent car parks and the position of the main railway stations.

Birmingham city centre is readily accessible by public transport including Regional and interCity railway services into New Street Station. There are two exits from New Street Station. The 'Exit to Victoria Square' provides the shortest pedestrian route to the ICC and is signposted appropriately. The walk will take approximately 10 minutes.

If you are driving, follow the signs in Birmingham city centre to the ICC and the National Indoor Arena (NIA). If you park in the NIA car park you can catch the shuttle bus from the bus stop outside the car park. This service will run from 1.00pm. Alternatively, the ICC is a five minute walk away and is clearly signposted.

For your information, the cost of parking in the NIA car park is £3.50 for up to four hours. You may wish to park in one of the other car parks in the local vicinity.

A number of public bus services stop close to the ICC near Centenary Square on Broad Street, Birmingham.

Doors will open at 1.30pm. Severn Trent marshals will be at the ICC to deal with queries and to show shareholders to the AGM hall. Shareholders will be given the opportunity to meet the Board of Directors prior to the meeting.

Refreshments, coffee, tea and biscuits will be available before and after the meeting.

There will be no facilities for young children.

Disabled Persons

Special arrangements have been made to offer assistance to disabled shareholders.

For you information, car parking for disabled persons' vehicles can be pre-booked through ICC Security Control. Please ring 0121 644 6006 (8.30am – 4.45pm) or 0121 644 5252 (4.45pm – 8.30am).

If you are disabled and would like help, please make yourself known to any Severn Trent marshal on arrival.

If you have a companion to assist you, he or she will be admitted to the meeting. Guide dogs will also be allowed into the meeting.

If you are deaf or hard of hearing, you can sit in a special area, which will have an induction loop system. There will also be sign language interpreters.


NIA
ICC